Exhibit 99.4

ARRIS RESOURCES INC.

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

FOR

A SPECIAL MEETING OF SHAREHOLDERS

IN RESPECT OF AN ARRANGEMENT

BETWEEN

ARRIS RESOURCES INC.

AND

CLI RESOURCES INC.

AND

QMI SEISMIC INC

AND

ARRIS HOLDINGS INC.

AND IN ADDITION,

SHAREHOLDERS WILL BE ASKED

TO VOTE ON THE APPROVAL OF A

FORWARD SPLIT OF ARRIS RESOURCES SHARES

November 5, 2009

TABLE OF CONTENTS

Page

NOTICE TO UNITED STATES SHAREHOLDERS	1
INFORMATION CONCERNING FORWARD–LOOKING STATEMENTS	2
INFORMATION CONTAINED IN THIS CIRCULAR	2
GLOSSARY OF TERMS	3
SUMMARY	8
THE MEETING	8
THE ARRANGEMENT	8
EFFECT OF THE ARRANGEMENT ON ARRIS RESOURCES SHARE COMMITMENTS	9
RECOMMENDATION AND APPROVAL OF THE BOARD OF DIRECTORS	9
REASONS FOR THE ARRANGEMENT	9
CONDUCT OF MEETING AND SHAREHOLDER APPROVAL	10
COURT APPROVAL	10
INCOME TAX CONSIDERATIONS	11
RIGHT TO DISSENT	11
STOCK EXCHANGE LISTINGS	11
INFORMATION CONCERNING THE COMPANY AND CLI AFTER THE ARRANGEMENT	11
INFORMATION CONCERNING THE COMPANY AND QMI AFTER THE ARRANGEMENT	11
INFORMATION CONCERNING THE COMPANY AND AHI AFTER THE ARRANGEMENT	11
SELECTED UNAUDITED PRO–FORMA CONSOLIDATED FINANCIAL INFORMATION FOR THE COMPANY	12
SeLECTED UNAUDITEd Pro–Forma Consolidated Financial Information for CLI	13
SELECTED UNAUDITED PRO–FORMA CONSOLIDATED FINANCIAL INFORMATION FOR QMI	13
Selected Unaudited Pro–Forma Consolidated Financial Information for AHI	13
RISK FACTORS	14
APPROVAL OF FORWARD SPLIT	14
GENERAL PROXY INFORMATION	15
SOLICITATION OF PROXIES	15
CURRENCY	15
RECORD DATE	15
APPOINTMENT OF PROXYHOLDERS	15
VOTING BY PROXYHOLDER	15
REGISTERED SHAREHOLDERS	16
BENEFICIAL SHAREHOLDERS	16
REVOCATION OF PROXIES	17
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	17
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	17
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	18
OUTSTANDING ARRIS RESOURCES SHARES	18
PRINCIPAL HOLDERS OF ARRIS RESOURCES SHARES	18
VOTES NECESSARY TO PASS RESOLUTIONS	18
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
THE ARRANGEMENT	18
GENERAL	18
REASONS FOR THE ARRANGEMENT	18
RECOMMENDATION OF DIRECTORS	20
FAIRNESS OF THE ARRANGEMENT	20
DETAILS OF THE ARRANGEMENT	20
AUTHORITY OF THE BOARD	23

- ii -

CONDITIONS TO THE ARRANGEMENT	24
SHAREHOLDER APPROVAL	24
COURT APPROVAL OF THE ARRANGEMENT	25
PROPOSED TIMETABLE FOR ARRANGEMENT	25
CLI, QMI AND AHI SHARE CERTIFICATES AND CERTIFICATES FOR NEW SHARES	25
RELATIONSHIP BETWEEN THE COMPANY AND CLI AND QMI AND AHI AFTER THE ARRANGEMENT	25
EFFECT OF ARRANGEMENT ON OUTSTANDING ARRIS RESOURCES SHARE COMMITMENTS	26
RESALE OF NEW SHARES AND CLI AND QMI AND AHI SHARES	26
EXPENSES OF ARRANGEMENT	27
INCOME TAX CONSIDERATIONS	27
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	27
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	32
APPROVAL OF THE CLI AND QMI STOCK OPTION PLAN	38
STOCK OPTION PLAN OF CLI	38
STOCK OPTION PLAN OF QMI	38
STOCK OPTION PLAN OF AHI	38
Purpose of the CLI Stock Option Plan	38
PURPOSE OF THE QMI STOCK OPTION PLAN	38
PURPOSE OF THE AHI STOCK OPTION PLAN	38
GENERAL DESCRIPTION AND EXCHANGE POLICIES	38
RIGHTS OF DISSENT	42
DISSENTERS' RIGHTS	42
RISK FACTORS	42
GENERAL AND INDUSTRY RISKS	43
SECURITIES OF CLI, QMI AND AHI AND DILUTION	43
COMPETITION	44
CONFLICTS OF INTEREST	45
NO HISTORY OF EARNINGS OR DIVIDENDS	45
POTENTIAL PROFITABILITY DEPENDS UPON FACTORS BEYOND THE CONTROL OF CLI	45
Potential Profitability Depends Upon Factors Beyond the Control of QMI	45
POTENTIAL PROFITABILITY DEPENDS UPON FACTORS BEYOND THE CONTROL OF AHI	41
REGULATIONS, PERMITS, AND COMPLIANCE	46
DEPENDENCY ON A SMALL NUMBER OF MANAGEMENT PERSONNEL	46
SUPPLY AND DEMAND	46
DEVELOPMENT AND CONSTRUCTION COSTS	46
THE COMPANY AFTER THE ARRANGEMENT	47
NAME, ADDRESS AND INCORPORATION	47
DIRECTORS AND OFFICERS	47
BUSINESS OF THE COMPANY – THREE-YEAR HISTORY	47
BUSINESS OF THE COMPANY FOLLOWING THE ARRANGEMENT	48
BUSINESS OVERVIEW	48
DESCRIPTION OF SHARE CAPITAL	48
CHANGES IN SHARE CAPITAL	48
DIVIDEND POLICY	49
TRADING PRICE AND VOLUME	49
SELECTED UNAUDITED PRO–FORMA CONSOLIDATED FINANCIAL INFORMATION OF THE COMPANY	50
THE COMPANY'S YEAR–END AUDITED FINANCIAL STATEMENTS	50
MATERIAL CONTRACTS	51
CLI AFTER THE ARRANGEMENT	51
NAME, ADDRESS AND INCORPORATION	51
INTERCORPORATE RELATIONSHIPS	51
SIGNIFICANT ACQUISITION AND DISPOSITIONS	51

- iii -

TRENDS	51
GENERAL DEVELOPMENT OF CLI'S BUSINESS	52
CLI'S BUSINESS HISTORY	52
SELECTED UNAUDITED PRO–FORMA FINANCIAL INFORMATION OF CLI	52
DIVIDENDS	53
BUSINESS OF CLI	53
LIQUIDITY AND CAPITAL RESOURCES	54
RESULTS OF OPERATIONS	54
AVAILABLE FUNDS	54
ADMINISTRATION EXPENSES	55
SHARE CAPITAL OF CLI	55
FULLY DILUTED SHARE CAPITAL OF CLI	56
PRIOR SALES OF SECURITIES OF CLI	56
OPTIONS AND WARRANTS	56
PRINCIPAL SHAREHOLDERS OF CLI	57
DIRECTORS AND OFFICERS OF CLI	57
MANAGEMENT OF CLI	57
CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES	58
PENALTIES OR SANCTIONS	58
PERSONAL BANKRUPTCIES	58
CONFLICTS OF INTEREST	58
EXECUTIVE COMPENSATION OF CLI	58
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS OF CLI	59
CLI'S AUDITOR	59
CLI'S MATERIAL CONTRACTS	59
PROMOTERS	59
QMI AFTER THE ARRANGEMENT	60
NAME, ADDRESS AND INCORPORATION	60
INTERCORPORATE RELATIONSHIPS	60
SIGNIFICANT ACQUISITION AND DISPOSITIONS	60
TRENDS	60
GENERAL DEVELOPMENT OF QMI BUSINESS	60
QMI'S BUSINESS HISTORY	61
SELECTED UNAUDITED PRO–FORMA FINANCIAL INFORMATION OF QMI	61
DIVIDENDS	62
BUSINESS OF QMI	62
LIQUIDITY AND CAPITAL RESOURCES	62
RESULTS OF OPERATIONS	63
AVAILABLE FUNDS	63
ADMINISTRATION EXPENSES	63
SHARE CAPITAL OF QMI	64
FULLY DILUTED SHARE CAPITAL OF QMI	65
PRIOR SALES OF SECURITIES OF QMI	65
OPTIONS AND WARRANTS	65
PRINCIPAL SHAREHOLDERS OF QMI	65
DIRECTORS AND OFFICERS OF QMI	66
MANAGEMENT OF QMI	66
CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES	67
PENALTIES OR SANCTIONS	67
PERSONAL BANKRUPTCIES	67
CONFLICTS OF INTEREST	67
EXECUTIVE COMPENSATION OF QMI	67
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS OF QMI	67
QMI'S AUDITOR	68
QMI'S MATERIAL CONTRACTS	68
PROMOTERS	68

- iv -

AHI AFTER THE ARRANGEMENT	68
NAME, ADDRESS AND INCORPORATION	68
INTERCORPORATE RELATIONSHIPS	68
SIGNIFICANT ACQUISITION AND DISPOSITIONS	68
TRENDS	68
GENERAL DEVELOPMENT OF AHI BUSINESS	69
AHI'S BUSINESS HISTORY	69
SELECTED UNAUDITED PRO–FORMA FINANCIAL INFORMATION OF AHI	69
DIVIDENDS	69
BUSINESS OF AHI	69
LIQUIDITY AND CAPITAL RESOURCES	70
RESULTS OF OPERATIONS	70
AVAILABLE FUNDS	70
ADMINISTRATION EXPENSES	55
SHARE CAPITAL OF AHI	55
FULLY DILUTED SHARE CAPITAL OF AHI	56
PRIOR SALES OF SECURITIES OF AHI	56
OPTIONS AND WARRANTS	56
PRINCIPAL SHAREHOLDERS OF AHI	73
DIRECTORS AND OFFICERS OF AHI	73
MANAGEMENT OF AHI	73
CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES	74
PENALTIES OR SANCTIONS	74
PERSONAL BANKRUPTCIES	74
CONFLICTS OF INTEREST	74
EXECUTIVE COMPENSATION OF AHI	74
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS OF AHI	59
AHI'S AUDITOR	59
AHI'S MATERIAL CONTRACTS	59
PROMOTERS	59
TRANSFER AGENT AND REGISTRAR	74
LEGAL PROCEEDINGS	75
ADDITIONAL INFORMATION	75
EXPERTS	75
ARRIS RESOURCES INC SHARE FORWARD SPLIT	76
OTHER MATTERS	77
APPROVAL OF INFORMATION CIRCULAR	77
CERTIFICATE OF THE CORPORATION	77
AUDITOR'S CONSENT	79

- v -

Schedule A:	Form of Resolutions
Schedule B:	The Arrangement Agreement
Schedule C:	The Interim Order
Schedule D:	Dissent Procedures
Schedule E:	Pro–Forma Unaudited Consolidated Balance Sheet of Arris Resource Inc. as at September 30, 2009
Schedule F:	Pro–Forma Unaudited Consolidated Balance Sheet of CLI as at September 30, 2009
Schedule G:	Pro–Forma Unaudited Consolidated Balance Sheet of QMI as at September 30, 2009
Schedule H:	Pro–Forma Unaudited Consolidated Balance Sheet of AHI as at September 30, 2009
Schedule I	Consolidated Audited Financial Statements of Arris Resource Inc. for the Year Ended December 31, 2008
Schedule J	QMI Manufacturing Representation Agreement
Schedule K	Interim Financial Statements of Arris Resources Inc. as at September 30, 2009

ARRIS RESOURCES INC.

1250 West Hastings Street

Vancouver, British Columbia V6E 2M4

Telephone No. (604) 687-0879 / Facsimile No. (604) 408-9301

Email: info@arrisresources.com

NOTICE OF A SPECIAL MEETING OF SHAREHOLDERS

To:  The Shareholders of Arris Resource Inc.

TAKE NOTICE that pursuant to an order of the Supreme Court of British Columbia dated November 5, 2009, a special meeting (the "Meeting") of shareholders (the "Arris Resources Shareholders") of Arris Resource Inc. (the "Company") will be held at 1250 West Hastings Street, Vancouver, British Columbia, on December 8, 2009, at 10:00 a.m. (Vancouver time), for the following purposes:

1.

to consider and, if thought fit, pass, with or without variation, a special resolution approving an arrangement (the "Plan of Arrangement") under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the "Act") which involves, among other things, the distribution to the Arris Resources Shareholders shares of CLI Resources Inc. ("CLI"), currently a wholly–owned subsidiary of the Company, all as more fully set forth in the accompanying management information circular (the "Circular") of the Company,  the distribution to the Arris Resources Shareholders shares of QMI Seismic Inc.. ("QMI"), currently a wholly–owned subsidiary of the Company, all as more fully set forth in the accompanying management information circular (the "Circular") of the Company and the distribution to the Arris Resources Shareholders shares of AHI Holdings Inc. ("AHI"), currently a wholly–owned subsidiary of the Company, all as more fully set forth in the accompanying management information circular (the "Circular") of the Company;

2.

the Company split its issued and outstanding common shares on a 1:5 ratio;

3.

to consider and, if thought fit, pass, with or without variation, an ordinary resolution to approve, ratify and affirm a stock option plan for CLI and QMI and AHI; and

4.

to approve the change of name of the Company conditional upon approval of the Board of Directors

5.

to transact such other business as may properly come before the Meeting or at any adjournment(s) or postponement(s) thereof.

AND TAKE NOTICE that Arris Resources Shareholders who validly dissent from the Arrangement will be entitled to be paid the fair value of their Arris Resources Shares subject to strict compliance with the provisions of the interim order (as set forth herein), the Plan of Arrangement and sections 237 to 247 of the Act.  The dissent rights are described in Schedule "D" of the Circular.  Failure to comply strictly with the requirements set forth in the Plan of Arrangement and sections 237 to 247 of the Act may result in the loss of any right of dissent.

The Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice.  Also accompanying this Notice and the Circular is a form of proxy for use at the Meeting.  Any adjourned meeting resulting from an adjournment of the Meeting will be held at a time and place to be specified at the Meeting.  Only Arris Resources Shareholders of record at the close of business on October 15, 2009, will be entitled to receive notice of and vote at the Meeting.

Registered Arris Resources Shareholders unable to attend the Meeting are requested to date, sign and return the enclosed form of proxy and deliver it in accordance with the instructions set out in the proxy and in the Circular.  If you are a non–registered Arris Resources Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or the other intermediary.  Failure to do so may result in your shares of the Company not being voted at the Meeting.

Dated at Vancouver, British Columbia, this 5th day of November, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ "Lucky Janda"

Lucky Janda

President

ARRIS RESOURCES INC.

1250 West Hastings Street

Vancouver, British Columbia V5E 2M4

Telephone No. (604) 687-0879 / Facsimile No. (604) 408-9301

Email: info@arrisresources.com

This Circular is furnished in connection with the solicitation of proxies by management of Arris Resources for use at a special meeting of shareholders of the Company to be held on December 8, 2009.

Unless the context otherwise requires, capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Glossary of Terms in this Circular.

In considering whether to vote for the approval of the Arrangement, Arris Resources Shareholders should be aware that there are various risks, including those described in the Section entitled "Risk Factors" in this Circular.  Arris Resources Shareholders should carefully consider these risk factors, together with other information included in this Circular, before deciding whether to approve the Arrangement.

NOTICE TO UNITED STATES SHAREHOLDERS

THE SECURITIES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The CLI and QMI and AHI Shares to be issued under the Arrangement have not been registered under the U.S. Securities Act and are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) thereof on the basis of the approval of the Court as described under "The Arrangement — Resale of New Shares and CLI and QMI and AHI Shares" in this Circular.  The solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act by virtue of an exemption applicable to proxy solicitations by foreign private issuers as defined in Rule 3b–4 of the U.S. Exchange Act.  Accordingly, this Circular has been prepared in accordance with applicable Canadian disclosure requirements.  Residents of the United States should be aware that such requirements differ from those of the United States applicable to proxy statements under the U.S. Exchange Act.

Information concerning any properties and operations of the Company, including any to be transferred to CLI and QMI and AHI as part of the Arrangement, has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies.

Financial statements included or incorporated by reference herein have been prepared in accordance with generally accepted accounting principles in Canada and are subject to auditing and auditor independence standards in Canada, and reconciled to accounting principles generally accepted in the United States.  Arris Resources Shareholders should be aware that the reorganization of the Company pursuant to the Plan of Arrangement as described herein may have tax consequences in both the United States and Canada.  Such consequences for Arris Resources Shareholders who are resident in, or citizens of, the United States may not be described fully herein.  See "Income Tax Considerations — Certain Canadian Federal Income Tax Considerations" and "Income Tax Considerations — Certain United States Federal Income Tax Considerations" in this Circular.

The enforcement by Arris Resources Shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Arris Resources, CLI and QMI and AHI are incorporated or organized under the laws of a foreign country, that some or all of their officers and directors and the experts named herein are residents of a foreign country and that all of the assets of the Company, CLI and QMI and AHI are located outside the United States.

INFORMATION CONCERNING FORWARD–LOOKING STATEMENTS

Except for statements of historical fact contained herein, the information presented in this Circular constitutes "forward–looking statements" or "information" (collectively "statements").  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

In some cases, forward-looking statements can be identified by terminology such as "may", "will", "expect", "plan", "anticipate", "believe", "intend", "estimate", "predict", "forecast", "outlook", "potential", "continue", "should", "likely", or the negative of these terms or other comparable terminology.  Although management believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company or CLI or QMI or AHI to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.  Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited, risks related to our limited operating history and history of no earnings; competition from other real estate investment or development companies; changes to government regulations; dependence on key personnel; general economic conditions; local real estate conditions, including the development of properties in close proximity to the Property or other properties we may acquire; timely sale of newly-developed units or properties; the uncertainties of real estate development and acquisition activity, including the receipt of all necessary permits and approvals CLI and QMI and AHI may require development of the Property and Distribution Agreement or other properties  or distribution agreements CLI and QMI and AHI may acquire; interest rates; availability of equity and debt financing; increased development costs, including costs of labor, equipment, electricity and environmental compliance or other production inputs; and other risks factors described from time to time in the documents filed by us with applicable securities regulators, including in this Circular under the heading "Risk Factors".

Forward–looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update any forward–looking statement if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable law.

INFORMATION CONTAINED IN THIS CIRCULAR

The information contained in this Circular is given as at November 5, 2009, unless otherwise noted.

No person has been authorized to give any information or to make any representation in connection with the Arrangement and other matters described herein other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by the Company.

This Circular does not constitute the solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

Information contained in this Circular should not be construed as legal, tax or financial advice and Arris Resources Shareholders are urged to consult their own professional advisers in connection therewith.

Descriptions in the body of this Circular of the terms of the Arrangement Agreement and the Plan of Arrangement are merely summaries of the terms of those documents.  Arris Resources Shareholders should refer to the full text of the Arrangement Agreement and the Plan of Arrangement for complete details of those documents.  The full text of the Arrangement Agreement is attached to this Circular as Schedule "B" and the Plan of Arrangement is attached as Exhibit II to the Arrangement Agreement.

GLOSSARY OF TERMS

The following is a glossary of general terms and abbreviations used in this Circular:

"Act" means the Business Corporations Act (British Columbia), S.B.C. 2002, c. 57, as may be amended or replaced from time to time;

"AHI" means Arris Holdings Inc., a private company incorporated under the Act;

"AHI Commitment" means the covenant of AHI to issue AHI Shares to the holders of Arris Resources Share Commitments who exercise their rights there under after the Effective Date, and are entitled pursuant to the corporate reorganization provisions thereof to receive New Shares and AHI Shares upon such exercise;

"AHI Stock Option Plan" means the proposed common share purchase option plan of AHI, which is subject to Arris Resources Shareholder approval;

"AHI Option Plan Resolution" means an ordinary resolution to be considered by the Arris Resources Shareholders to approve the AHI Option Plan, the full text of which is set out in Schedule "A" to this Circular;

"AHI Shareholder" means a holder of AHI Shares;

"AHI Shares" means the common shares without par value in the authorized share structure of AHI, as constituted on the date of the Arrangement Agreement;

"Arrangement" means the arrangement under the Arrangement Provisions pursuant to which the Company proposes to reorganize its business and assets, and which is set out in detail in the Plan of Arrangement;

"Arrangement Agreement" means the agreement dated effective November 24, 2009 between the Company and QMI and CLI and AHI, a copy of which is attached as Schedule "B" to this Circular, and any amendment(s) or variation(s) thereto;

"Arrangement Provisions" means Part 9, Division 5 of the Act;

"Arrangement Resolution" means the special resolution to be considered by the Arris Resources Shareholders to approve the Arrangement, the full text of which is set out in Schedule "A" to this Circular;

"Arris Resources" means Arris Resource Inc.;

"Arris Resources Class A Shares" means the renamed and redesignated Arris Resources Shares described in §3.1(b)(i) of the Plan of Arrangement;

"Arris Resources Class A Preferred Shares" means the class "A" preferred shares without par value which will be created and issued pursuant to §3.1(b)(iii) of the Plan of Arrangement;

"Arris Resources Shareholder" means a holder of Arris Resources Shares;

"Arris Resources Share Commitments" means an obligation of Arris to issue New Shares and to deliver CLI and QMI and AHI Shares to the holders of Arris Resources Options and Arris Resources Warrants which are outstanding on the Effective Date, upon the exercise of such stock options and warrants;

"Arris Resources Shares" means the common shares without par value in the authorized share structure of the Company, as constituted on the date of the Arrangement Agreement;

"Arris Resources Stock Options" means the common share purchase options issued pursuant to the Arris Resources Stock Option Plan which are outstanding on the Effective Date;

"Arris Resources Warrants" means the common share purchase warrants of the Company outstanding on the Effective Date;

"Assets" means the assets of the Company to be transferred to CLI pursuant to the Arrangement, being the five mineral claims under option at the Gladys Lake Property; in addition to the assets of the Company to be transferred to QMI pursuant to the Arrangement, being the Distribution Agreement for India and other countries to be determined; in addition to the assets of the Company to be transferred to AHI pursuant to the Arrangement, being the equity investments;

"Beneficial Shareholder" means an Arris Resources Shareholder who is not a Registered Shareholder;

"Board" means the board of directors of the Company;

"Business Day" means a day which is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia;

"Circular" means this management information circular;

"CLI" means CLI Resources Inc., a private company incorporated under the Act;

"CLI Commitment" means the covenant of CLI to issue CLI Shares to the holders of Arris Resources Share Commitments who exercise their rights there under after the Effective Date, and are entitled pursuant to the corporate reorganization provisions thereof to receive New Shares and CLI Shares upon such exercise;

"CLI Stock Option Plan" means the proposed common share purchase option plan of CLI, which is subject to Arris Resources Shareholder approval;

"CLI Option Plan Resolution" means an ordinary resolution to be considered by the Arris Resources Shareholders to approve the CLI Option Plan, the full text of which is set out in Schedule "A" to this Circular;

"CLI Shareholder" means a holder of CLI Shares;

"CLI Shares" means the common shares without par value in the authorized share structure of CLI, as constituted on the date of the Arrangement Agreement;

"Company" means Arris Resource Inc.;

"Computershare" means Computershare Trust Company of Canada;

"Court" means the Supreme Court of British Columbia;

"Dissenting Shareholder" means an Arris Resources Shareholder who validly exercises rights of dissent under the Arrangement and who will be entitled to be paid fair value for his, her or its Arris Resources Shares in accordance with the Interim Order and the Plan of Arrangement;

"Dissenting Shares" means the Arris Resources Shares in respect of which Dissenting Shareholders have exercised a right of dissent;

“Distribution Agreement” means the distribution agreement for earthquake sensor and related products, between QMI Manufacturing Inc and Arris Resource Inc. which distribution agreement is to be transferred by Arris Resources to QMI pursuant to the Arrangement;

"Effective Date" means the date upon which the Arrangement becomes effective;

"Exchange" means the Canadian National Stock Exchange;

"Exchange Factor" means the number arrived at by dividing 17,583,372 by the number of issued Arris Resources Shares as of the close of business on the Share Distribution Record Date;

"Final Order" means the final order of the Court approving the Arrangement;

"Interim Order" means the interim order of the Court pursuant to the Act in respect of the Arrangement dated November 5, 2009, a copy of which is attached to this Circular as Schedule "C";

"Intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders;

"Listing Date" means the date the CLI Resources Inc. and QMI Seismic Inc. and AHI Holdings Inc. shares are listed on the Exchange;

"Meeting" means the special meeting of the Arris Resources Shareholders to be held on December 8, 2009, and any adjournment(s) or postponement(s) thereof;

"New Shares" means the new class of common shares without par value which the Company will create pursuant to §3.1(b)(ii) of the Plan of Arrangement and which, immediately after the Effective Date, will be identical in every relevant respect to the Arris Resources Shares;

"Notice of Meeting" means the notice of special meeting of the Arris Resources Shareholders in respect of the Meeting;

"Plan of Arrangement" means the plan of arrangement attached as Exhibit II to the Arrangement Agreement, which Arrangement Agreement is attached as Schedule "B" to this Circular, and any amendment(s) or variation(s) thereto;

"Property" means the five mineral claims, which are located near Gladys Lake, approximately 50 kilometers northeast of Atlin, British Columbia, which property is to be transferred by Arris Resources to CLI pursuant to the Arrangement;

"Proxy" means the form of proxy accompanying this Circular;

"QMI" means QMI Seismic Inc., a private company incorporated under the Act;

"QMI Commitment" means the covenant of QMI to issue QMI Shares to the holders of Arris Resources Share Commitments who exercise their rights there under after the Effective Date, and are entitled pursuant to the corporate reorganization provisions thereof to receive New Shares and QMI Shares upon such exercise;

"QMI Stock Option Plan" means the proposed common share purchase option plan of QMI, which is subject to Arris Resources Shareholder approval;

"QMI Option Plan Resolution" means an ordinary resolution to be considered by the Arris Resources Shareholders to approve the QMI Option Plan, the full text of which is set out in Schedule "A" to this Circular;

"QMI Shareholder" means a holder of QMI Shares;

"QMI Shares" means the common shares without par value in the authorized share structure of QMI, as constituted on the date of the Arrangement Agreement;

"Registered Shareholder" means a registered holder of Arris Resources Shares as recorded in the shareholder register of the Company maintained by Computershare;

"Registrar" means the Registrar of Companies under the Act;

"SEC" means the United States Securities and Exchange Commission;

"SEDAR" means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators;

"Share Distribution Record Date" means the close of business on the day which is four Business Days after the date of the Meeting or such other day as agreed to by the Company and CLI, QMI and AHI, which date establishes the Arris Resources Shareholders who will be entitled to receive CLI, QMI and AHI Shares pursuant to the Plan of Arrangement;

"Tax Act" means the Income Tax Act (Canada), as may be amended, or replaced, from time to time;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as may be amended, or replaced, from time to time; and

"U.S. Securities Act" means the United States Securities Act of 1933, as may be amended, or replaced, from time to time.

GLOSSARY OF MINING TERMS

The following is a glossary of technical terms and abbreviations used in this Circular:

"geology/geological" means the study of the Earth's history and life, mainly as recorded in rocks;

"Indicated Mineral Resource"1 means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed;

"Inferred Mineral Resource"1 means that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes;

"intrusive/intrusions" means an igneous rock that invades older rocks;

"km" means kilometer;

"Measured Mineral Resource"1 that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity;

"Mineral Reserve"2 means the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining,

1 Cautionary Note to U.S. Shareholders. While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, certain information contained in this Circular concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. "Inferred Mineral Resource" have a great amount of uncertainty as to their existence and there is great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of an "Inferred Mineral Resource" exists, or is economically or legally mineable.

2 The term "Mineral Reserve" is a Canadian mining term as defined in accordance with Nl 43–101 under the guidelines set out in the CIM standards. In the United States, a mineral reserve is defined as part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined;

"Mineral Resource"1 means a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal and industrial minerals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge;

"mineralization" means the concentration of metals and their chemical compounds within a body of rock;

"Molybdenum" means a molybdenite-bearing quartz vein or veins

SUMMARY

The following is a summary of the information contained elsewhere in this Circular concerning a proposed reorganization of the Company by way of the Arrangement.  This Circular also deals with the election of directors, the appointment of an auditor and the approval of the CLI and QMI and AHI Option Plan, which matters are not summarized in this summary.  Certain capitalized words and terms used in this summary are defined in the Glossary of Terms above.  This summary is qualified in its entirety by the more detailed information and financial statements appearing or referred to elsewhere in this Circular and the schedules attached hereto.

The Meeting

The Meeting will be held at 1250 West Hastings Street, Vancouver, British Columbia, on December 8, 2009 at 10:00 a.m. (Vancouver time).  At the Meeting, the Arris Resources Shareholders will be asked, to consider and, if thought fit, to pass the Arrangement Resolution approving the Arrangement among the Company, CLI, QMI and AHI and the Arris Resources Shareholders.  The Arrangement will consist of the distribution of CLI and QMI and AHI Shares to the Arris Resources Shareholders.  Arris Resources Shareholders will also be requested to consider and, if thought fit, to pass the CLI and QMI and AHI Option Plan Resolution approving the CLI and QMI and AHI Option Plan.

By passing the Arrangement Resolution, the Arris Resources Shareholders will also be giving authority to the Board to use its best judgment to proceed with and cause the Company to complete the Arrangement without any requirement to seek or obtain any further approval of the Arris Resources Shareholders.

In addition, by ordinary resolution, Arris Shareholders will be asked to approve a forward split of the Company’s common stock.

The Arrangement

The Company is a publicly traded resources company with onshore petroleum and natural gas rights and oil interests in Alberta, Canada and,

a) an interest in five mineral claims in British Columbia, Canada and,

b) an agreement with a British Columbia manufacturing company to distribute its earth quake sensor products in India and,

c) equity investments.

The Arrangement has been proposed to facilitate the separation of the Company's primary business activities from the exploration and development of the mineral Property at Gladys Lake and the Distribution Agreement and the equity investments.  The Company believes that separating Arris Resources into four public companies offers a number of benefits to shareholders.

i) First, the Company believes that after the separation, each company will be better able to pursue its own specific operating strategies without being subject to the financial constraints of the other business.

ii) After the separation, each company will also have the flexibility to implement its own unique growth strategies, allowing both organizations to refine and refocus their business mix.

iii) Additionally, because the resulting businesses will be focused in their respective industries, they will be more readily understood by public investors, allowing each company to be in a better position to raise capital and align management and employee incentives with the interests of shareholders.

Pursuant to the Arrangement,

a) Arris Resources will transfer to CLI all of Arris Resources' interest in and to the  Mineral Resource in exchange for 17,583,372 CLI Shares, which shares will be distributed to the Arris Resources Shareholders who hold Arris Resources Shares on the Share Distribution Record Date and

b) Arris Resources will transfer to QMI all of Arris Resources' interest in and to the Distribution Agreement in exchange for 17,583,372 QMI Shares, which shares will be distributed to the Arris Resources Shareholders who hold Arris Resources Shares on the Share Distribution Record Date,

c) Arris Resources will transfer to AHI all of Arris Resources' interest in and to the equity investments in exchange for 17,583,372 AHI Shares, which shares will be distributed to the Arris Resources Shareholders who hold Arris Resources Shares on the Share Distribution Record Date,

Each Arris Resources Shareholder as of the Share Distribution Record Date, other than a Dissenting Shareholder, will, immediately after the Arrangement, hold one New Share in the capital of the Company and its pro–rata share of the CLI and QMI and AHI Shares to be distributed under the Arrangement for each currently held Arris Resources Share.  The New Shares will be identical in every respect to the present Arris Resources Shares.  See "The Arrangement – Details of the Arrangement".

Effect of the Arrangement on Arris Resources Share Commitments

1) As of the Effective Date, the Arris Resources Share Commitments will be exercisable, in accordance with the corporate reorganization provisions of such securities, into New Shares and CLI and QMI and AHI Shares on the basis that the holder will receive, upon exercise, a number of New Shares that equals the number of Arris Resources Shares that would have been received upon the exercise of the Arris Resources Share Commitments prior to the Effective Date, and a number of CLI and QMI and AHI Shares that is equal to the number of New Shares so acquired.

2) CLI and QMI and AHI have agreed, pursuant to the CLI and QMI and AHI Commitments, to issue CLI and QMI and AHI Shares upon exercise of the Arris Resources Share Commitments and the Company is obligated, as the agent of CLI and QMI and AHI, to collect and pay to CLI and QMI and AHI a portion of the proceeds received for each Arris Resources Share Commitment so exercised, with the balance of the exercise price to be retained by Arris Resources.

3) Any entitlement to a fraction of a CLI or a QMI and AHI Share resulting from the exercise of Arris Resources Share Commitments will be cancelled without compensation.

Recommendation and Approval of the Board of Directors

The directors of the Company have concluded that the terms of the Arrangement are fair and reasonable to, and in the best interests of, the Company and the Arris Resources Shareholders.  The Board has therefore approved the Arrangement and authorized the submission of the Arrangement to the Arris Resources Shareholders and the Court for approval.  The Board recommends that Arris Resources Shareholders vote FOR the approval of the Arrangement.  See "The Arrangement – Recommendation of Directors".

Reasons for the Arrangement

The decision to proceed with the Arrangement was based on the following primary determinations:

1.

the Company's primary focus is the exploration and development of its petroleum and natural gas properties and oil interests in Alberta, Canada. This focus will hinder the development of the Company's mineral claims in British Columbia, Canada and the company’s distribution agreement for seismic products in India..  The formation of CLI to hold the Property, the formation of QMI to hold the Distribution Agreement and the formation of AHI to manage the equity investments will facilitate separate development strategies for the Property, for the Distribution Agreement and for the equity investments  moving forward;

2.

following the Arrangement, management of the Company will be free to focus entirely on its primary business activities, and new management for CLI and QMI and AHI will be established, which has knowledge and expertise specific to CLI's and QMI’s and AHI’s industry sectors;

3.

the formation of CLI and the distribution of 17,583,372 CLI Shares to the Arris Resources Shareholders pursuant to the Arrangement will give the Arris Resources Shareholders a direct interest in a new mineral development company that will focus on and pursue the development of the Property;

4.

the formation of QMI and the distribution of 17,583,372 QMI Shares to the Arris Resources Shareholders pursuant to the Arrangement will give the Arris Resources Shareholders a direct interest in a new distribution company that will focus on and pursue the development of the Distribution Agreement;

5.

the formation of AHI and the distribution of 17,583,372 AHI Shares to the Arris Resources Shareholders pursuant to the Arrangement will give the Arris Resources Shareholders a direct interest in a new company that will focus on and pursue the development of the equity investments;

6.

as a separate mineral development company, CLI will have direct access to public and private capital markets and will be able to issue debt and equity to fund improvements and development of the Property and to finance the acquisition and development of any new properties CLI may acquire on a priority basis; and

7.

 as a separate distribution company, QMI will have direct access to public and private capital markets and will be able to issue debt and equity to fund improvements and development of the Distribution Agreement and to finance the acquisition and development of any new distribution agreements QMI may acquire on a priority basis; and

8.

as a separate investment company, AHI will have direct access to public and private capital markets and will be able to issue debt and equity to fund improvements and development of the equity investments and to finance the acquisition and development of any new equity investments AHI may acquire on a priority basis; and

9.

as a separate mineral development company, CLI will be able to establish equity based compensation programs to enable it to better attract, motivate and retain directors, officers and key employees, thereby better aligning management and employee incentives with the interests of shareholders.

10.

as a separate distribution company, QMI will be able to establish equity based compensation programs to enable it to better attract, motivate and retain directors, officers and key employees, thereby better aligning management and employee incentives with the interests of shareholders.

11.

as a separate investment company, AHI will be able to establish equity based compensation programs to enable it to better attract, motivate and retain directors, officers and key employees, thereby better aligning management and employee incentives with the interests of shareholders.

See "The Arrangement – Reasons for the Arrangement".

Conduct of Meeting and Shareholder Approval

The Interim Order provides that in order for the Arrangement to proceed, the Arrangement Resolution must be passed, with or without variation, by at least 66 and 2/3rds of the eligible votes cast with respect to the Arrangement Resolution by Arris Resources Shareholders present in person or by proxy at the Meeting.  See "The Arrangement – Shareholder Approval".

Court Approval

The Arrangement, as structured, requires the approval of the Court.  Prior to the mailing of this Circular, the Company obtained the Interim Order authorizing the calling and holdings of the Meeting and providing for certain other procedural matters.  The Interim Order does not constitute approval of the Arrangement or the contents of this Circular by the Court.

The Notice of Hearing of Petition for the Final Order is attached to the Notice of Meeting. In hearing the petition for the Final Order, the Court will consider, among other things, the fairness of the Arrangement to the Arris Resources Shareholders.  The Court will also be advised that based on the Court's approval of the Arrangement, the Company and CLI and QMI and AHI will rely on an exemption from registration pursuant to Section 3(a)(10) of the U.S. Securities Act for the issuance of the New Shares and CLI Shares and QMI and AHI Shares to any United States based Arris Resources Shareholders.  Assuming approval of the Arrangement by the Arris Resources Shareholders at the Meeting, the hearing for the Final Order is scheduled to take place at 9:45 a.m. (Vancouver time) on December 11, 2009, at the Courthouse located at 800 Smithe Street, Vancouver, British Columbia, or at such other date and time as the Court may direct.  At this hearing, any Arris Resources Shareholder or director, creditor, auditor or other interested party of the Company who wishes to participate or to be represented or who wishes to present evidence or argument may do so, subject to filing an appearance and satisfying certain other requirements.  See "The Arrangement – Court Approval of the Arrangement".

Income Tax Considerations

Canadian Federal income tax considerations for Arris Resources Shareholders who participate in the Arrangement or who dissent from the Arrangement are set out in the summary herein entitled "Income Tax Considerations – Certain Canadian Federal Income Tax Considerations", and certain United States Federal income tax considerations for Arris Resources Shareholders who participate in the Arrangement or who dissent from the Arrangement are set out in the summary entitled "Income Tax Considerations – Certain U.S. Federal Income Tax Considerations".

Arris Resources Shareholders should carefully review the tax considerations applicable to them under the Arrangement and are urged to consult their own legal, tax and financial advisors in regard to their particular circumstances.

Right to Dissent

Arris Resources Shareholders will have the right to dissent from the Plan of Arrangement as provided in the Interim Order, the Plan of Arrangement and sections 237 to 247 of the Act.  Any Arris Resources Shareholder who dissents will be entitled to be paid in cash the fair value for their Arris Resources Shares held so long as such Dissenting Shareholder: (i) does not vote any of his, her or its Arris Resources Shares in favour of the Arrangement Resolution, (ii) provides to the Company written objection to the Plan of Arrangement to the Company's head office at 1250 West Hastings Street, Vancouver, British Columbia V6E 2M4, at least two (2) days before the Meeting or any postponement(s) or adjournment(s) thereof, and (iii) otherwise complies with the requirements of the Plan of Arrangement and section 237 to 247 of the Act.  See "Right to Dissent".

Stock Exchange Listings

The Arris Resources Shares are currently listed and traded on the Exchange and will continue to be listed on the Exchange following completion of the Arrangement.  The closing of the Arrangement is conditional on the Exchange approving the listing of the CLI Shares, QMI and AHI Shares on the Exchange.

Information Concerning the Company and CLI After the Arrangement

Following completion of the Arrangement, the Company will continue to carry on its primary business activities.  The Arris Resources Shares will continue to be listed on the Exchange.  Each Arris Resources Shareholder will continue to be a shareholder of the Company with each currently held Arris Resources Share representing one New Share in the capital of the Company, and each Arris Resources Shareholder on the Share Distribution Record Date will receive its pro–rata share of the 17,583,372 CLI Shares to be distributed to such Arris Resources Shareholders under the Arrangement.  See "The Company After the Arrangement" for a summary description of the Company assuming completion of the Arrangement, including selected pro–forma unaudited financial information for the Company.

Following completion of the Arrangement, CLI will be a public company, the shareholders of which will be the holders of Arris Resources Shares on the Share Distribution Record Date.  CLI will have all of Arris Resources' interest in the Property.  Closing of the Arrangement is conditional upon the CLI Shares being listed on the Exchange.  See "CLI After the Arrangement" for a description of the Property, corporate structure and business, including selected pro–forma unaudited financial information of CLI assuming completion of the Arrangement.

Information Concerning the Company and QMI After the Arrangement

Following completion of the Arrangement, the Company will continue to carry on its primary business activities.  The Arris Resources Shares will continue to be listed on the Exchange.  Each Arris Resources Shareholder will continue to be a shareholder of the Company with each currently held Arris Resources Share representing one New Share in the capital of the Company, and each Arris Resources Shareholder on the Share Distribution Record Date will receive its pro–rata share of the 17,583,372 QMI Shares to be distributed to such Arris Resources Shareholders under the Arrangement.  See "The Company After the Arrangement" for a summary description of the Company assuming completion of the Arrangement, including selected pro–forma unaudited financial information for the Company.

Following completion of the Arrangement, QMI will be a public company, the shareholders of which will be the holders of Arris Resources Shares on the Share Distribution Record Date.  QMI will have all of Arris Resources' interest in the Distribution Agreement.  Closing of the Arrangement is conditional upon the QMI Shares being listed on the Exchange.  See "QMI After the Arrangement" for a description of the Distribution Agreement, corporate structure and business, including selected pro–forma unaudited financial information of QMI assuming completion of the Arrangement.

Information Concerning the Company and AHI After the Arrangement

Following completion of the Arrangement, the Company will continue to carry on its primary business activities.  The Arris Resources Shares will continue to be listed on the Exchange.  Each Arris Resources Shareholder will continue to be a shareholder of the Company with each currently held Arris Resources Share representing one New Share in the capital of the Company, and each Arris Resources Shareholder on the Share Distribution Record Date will receive its pro–rata share of the 17,583,372 AHI Shares to be distributed to such Arris Resources Shareholders under the Arrangement.  See "The Company After the Arrangement" for a summary description of the Company assuming completion of the Arrangement, including selected pro–forma unaudited financial information for the Company.

Following completion of the Arrangement, AHI will be a public company, the shareholders of which will be the holders of Arris Resources Shares on the Share Distribution Record Date.  AHI will have all of Arris Resources' interest in the Distribution Agreement.  Closing of the Arrangement is conditional upon the AHI Shares being listed on the Exchange.  See "AHI After the Arrangement" for a description of the Equity Investments, corporate structure and business, including selected pro–forma unaudited financial information of AHI assuming completion of the Arrangement.

Selected Unaudited Pro–Forma Consolidated Financial Information for the Company

The following selected unaudited pro–forma consolidated financial information for the Company is based on the assumptions described in the notes to the Company's unaudited pro–forma consolidated balance sheet as at September 30, 2009, attached to this Circular as Schedule "E".  The pro–forma consolidated balance sheet has been prepared based on the assumption that, among other things, the Arrangement occurred on September 30, 2009.

	Pro–forma as at
	September 30, 2009
	on completion of the
	Arrangement
	(unaudited)

Cash and cash equivalents	$106,621	(1)
Amounts receivable	5,005
Short term investment	640,515
Equipment	4,909
Mineral property	295,612
Oil and gas property	150,000
Total assets	$1,202,662

Accounts payable and accrued liabilities	$32,345
Due to related party	22,441

Shareholders' equity	1,147,876
Total liabilities and shareholders' equity	$1,202,662

(1)  Subsequent to September 30th,  2.5 million Warrants were exercised for $335,000 and 40,000 options were exercised for $5,000.

Selected Unaudited Pro–Forma Consolidated Financial Information for CLI

In connection with the Arrangement, CLI Resources intends to complete a non-brokered private placement (the “Private Placement” of 2,000,000 flow-through common shares at a price per share of $0.05 for aggregate gross proceeds of $100,000.

The following selected unaudited pro–forma consolidated financial information for CLI is based on the assumptions described in the notes to the CLI unaudited pro–forma consolidated balance sheet as at September 30, 2009, attached to this Circular as Schedule "F".  The pro–forma consolidated balance sheet has been prepared based on the assumption that, among other things, the Arrangement had occurred on September 30, 2009.

		Pro–forma as at
		September 30, 2009
	As of	on completion of
	September 30, 2009	the Arrangement
	(unaudited)	(unaudited)

Cash	$1	$100,000

Five (5) mineral claims	nil	295,612
Total assets	$1	$395,612

Selected Unaudited Pro–Forma Consolidated Financial Information for QMI

In connection with the Arrangement, QMI Seismic intends to complete a non-brokered private placement (the “Private Placement” of 2,000,000 common shares at a price per share of $0.05 for aggregate gross proceeds of $100,000.

The following selected unaudited pro–forma consolidated financial information for QMI is based on the assumptions described in the notes to the QMI unaudited pro–forma consolidated balance sheet as at September 30, 2009, attached to this Circular as Schedule "G".  The pro–forma consolidated balance sheet has been prepared based on the assumption that, among other things, the Arrangement had occurred on September 30, 2009.

		Pro–forma as at
		September 30, 2009
	As of	on completion of
	September 30, 2009	the Arrangement
	(unaudited)	(unaudited)

Cash	$1	$100,000

Distribution Agreement	nil	$100,000
Total assets	$1	$200,000

Selected Unaudited Pro–Forma Consolidated Financial Information for AHI

In connection with the Arrangement, Arris Resources Inc will transfer an Equity Portfolio (Maxtech - $220,515 & ONA Power $420,000 = $640,515) plus $ 150,000 to AHI.

The following selected unaudited pro–forma consolidated financial information for AHI is based on the assumptions described in the notes to the AHI unaudited pro–forma consolidated balance sheet as at September 30, 2009, attached to this Circular as Schedule "H".  The pro–forma consolidated balance sheet has been prepared based on the assumption that, among other things, the Arrangement had occurred on September 30, 2009.

		Pro–forma as at
		September 30, 2009
	As of	on completion of
	September 30, 2009	the Arrangement
	(unaudited)	(unaudited)

Cash	$1	$150,000

Equity Portfolio	nil	$640,515
Total assets	$1	$790,515

Risk Factors

In considering whether to vote for the approval of the Arrangement, Arris Resources Shareholders should be aware that there are various risks, including those described in the Section entitled "Risk Factors" in this Circular.  Arris Resources Shareholders should carefully consider these risk factors, together with other information included in this Circular, before deciding whether to approve the Arrangement.

Approval of a Forward Split of Shares

Shareholders of the Company will be asked to pass the following ordinary resolution:

“BE IT Resolved, as an ordinary resolution, that:

1.

all of the common shares without par value in the capital of the Company, both issued and unissued, be split, subject to the determination of the directors, into common shares without par value, every one (1) old common share for five (5) new common shares or such lesser ratio as may be approved by the Directors and the CNSX.

2.

any one director of the Corporation, be and is hereby authorized to execute and deliver and file all such notices, documents and instruments, including the required Notice of Alterations and to do such further acts, as he in his discretion may deem necessary to give full effect to this resolution;

3.

the board of directors of the Company is hereby authorized at any time in its absolute discretion, to approve the change of name of the Company conditional upon approval of the Board of Directors; and

4.

the board of directors of the Company is hereby authorized at any time in its absolute discretion, to determine whether or not to proceed with the foregoing without further approval, ratification or confirmation by the shareholders of the Company.”

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by management of Arris Resources for use at the Meeting, and at any adjournment(s) or postponement(s) thereof.

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors or officers of the Company.  The Company will bear all costs of this solicitation.  The Company has arranged for Intermediaries to forward the meeting materials to Beneficial Shareholders held of record by those Intermediaries and the Company may reimburse the Intermediaries for their reasonable fees and disbursements in that regard.

Currency

In this Circular, except where otherwise indicated, all dollar amounts are expressed in the lawful currency of Canada.

Record Date

The Board has fixed October 15, 2009 as the record date (the "Record Date") for determination of persons entitled to receive notice of and to vote at the Meeting.  Only Arris Resources Shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described herein will be entitled to vote or to have their Arris Resources Shares voted at the Meeting.

Appointment of Proxy holders

The individual(s) named in the accompanying form of proxy are management's representatives.  If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than the person(s) designated in the Proxy, who need not be a shareholder of the Company, to attend and act for you and on your behalf at the Meeting.  You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another proper proxy and, in either case, delivering the completed Proxy to the office of Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the Meeting or any adjournment(s) or postponement(s) thereof.

Voting by Proxy holder

The person(s) named in the Proxy will vote or withhold from voting the Arris Resources Shares represented thereby in accordance with your instructions on any ballot that may be called for.  If you specify a choice with respect to any matter to be acted upon, your Arris Resources Shares will be voted accordingly.  The Proxy confers discretionary authority on the person(s) named therein with respect to:

(a)

each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors;

(b)

any amendment to or variation of any matter identified therein; and

(c)

any other matter that properly comes before the Meeting.

As at the date hereof, the Board knows of no such amendments, variations or other matters to come before the Meeting, other than the matters referred to in the Notice of Meeting.  However, if other matters should properly come before the Meeting, the Proxy will be voted on such matters in accordance with the best judgment of the person(s) voting the Proxy.

In respect of a matter for which a choice is not specified in the Proxy, the person(s) named in the Proxy will vote the Arris Resources Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by Proxy whether or not they are able to attend the Meeting in person.  Registered Shareholders electing to submit a Proxy may do so by completing, dating and signing the enclosed form of Proxy and returning it to the Company's transfer agent Computershare Investor Services Inc. by mail to Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the Meeting or any adjournment(s) or postponement(s) thereof, or in such other manner as may be provided for in the Proxy.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Arris Resources Shares in their own name.  Beneficial Shareholders should note that the only Proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders (those whose names appear on the records of the Company as the registered holders of Arris Resources Shares).

If Arris Resources Shares are listed in an account statement provided to a shareholder by a broker, then in almost all such cases those Arris Resources Shares will not be registered in the shareholder's name on the records of the Company.  Such Arris Resources Shares will more likely be registered under the names of the shareholder's broker or an agent of that broker.  In the United States, the vast majority of such Arris Resources Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings.  Every intermediary has its own mailing procedures and provides its own return instructions to clients.

If you are a Beneficial Shareholder:

There are two kinds of Beneficial Shareholders, those who object to their name being made known to the issuers of securities which they own (called "OBOs" for objecting beneficial owners) and those who do not object to the issuers of the securities they own knowing who they are (called "NOBOs" for non – objecting beneficial owners).

The Company is taking advantage of those provisions of National Instrument 54–101 – "Communication of Beneficial Owners of Securities" of the Canadian Securities Administrators, which permits it to deliver proxy–related materials directly to its NOBOs.  As a result, NOBOs can expect to receive a scanable voting instruction form ("VIF").  These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile to the number provided in the VIF.  In addition, Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Arris Resources Shares represented by the VIFs it receives.

This Circular, with related material, is being sent to both Registered and Beneficial Shareholders.  If you are a Beneficial Shareholder and the Company or its agent has sent these materials directly to you, your name and address and information about your Arris Resources Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary who holds your Arris Resources Shares on your behalf.

By choosing to send these materials to you directly, the Company (and not the Intermediary holding your Arris Resources Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your VIF as specified in your request for voting instructions that you receive.

Beneficial Shareholders who are OBOs should carefully follow the instructions of their Intermediary in order to ensure that their Arris Resources Shares are voted at the Meeting.

The form of proxy that will be supplied to Beneficial Shareholders by the Intermediaries will be similar to the Proxy provided to Registered Shareholders by the Company.  However, its purpose is limited to instructing the Intermediary on how to vote on behalf of the Beneficial Shareholder.  Most Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. in the United States and Broadridge Financial Solutions Inc., Canada, in Canada (collectively "BFS").  BFS mails a VIF in lieu of a Proxy provided by the Company.  The VIF will name the same person(s) as the Proxy to represent Beneficial Shareholders at the Meeting.  Beneficial Shareholders have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the person(s) designated in the VIF, to represent them at the Meeting.  To exercise this right, Beneficial Shareholders should insert the name of the desired representative in the blank space provided in the VIF.  The completed VIF must then be returned to BFS in the manner specified and in accordance with BFS's instructions.  BFS then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Arris Resources Shares to be represented at the Meeting.  If you receive a VIF from BFS, you cannot use it to vote Arris Resources Shares directly at the Meeting.  The VIF must be completed and returned to BFS in accordance with its instructions, well in advance of the Meeting in order to have the Arris Resources Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Arris Resources Shares registered in the name of your Intermediary, you, or a person designated by you, may attend at the Meeting as proxy holder for your Intermediary and vote your Arris Resources Shares in that capacity.  If you wish to attend the Meeting and indirectly vote your Arris Resources Shares as proxy holder for your Intermediary, or have a person designated by you to do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the VIF provided to you and return the same to your Intermediary in accordance with the instructions provided by such Intermediary, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend the Meeting and vote your Arris Resources Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder's authorized attorney in writing, or if the Registered Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the Proxy bearing a later date to Computershare or at the registered office of the Company at Suite 1000 – 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, at any time up to and including the last Business Day that precedes the date of the Meeting or, if the Meeting is adjourned or postponed, the last Business Day that precedes any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

(b)

personally attending the Meeting and voting the Registered Shareholder's Arris Resources Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year–end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, other than the election of directors, the appointment of the auditor and as may be otherwise set out herein.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no informed person of the Company, proposed director of the Company or any associate or affiliate of an informed person or proposed director, has any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Outstanding Arris Resources Shares

The Company is authorized to issue an unlimited number of Arris Resources Shares.  As at October 15, 2009, there were 17,583,372  Arris Resources Shares issued and outstanding, each carrying the right to one vote.

Principal Holders of Arris Resources Shares

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Arris Resources Shares carrying more than 10% of the voting rights attached to all outstanding Arris Resources Shares.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast in person or by proxy at the Meeting is required to pass the resolution(s) described herein as ordinary resolutions and an affirmative vote of 66 and 2/3rds of the votes cast in person or by proxy at the Meeting is required to pass the resolution(s) described herein as special resolutions.

THE ARRANGEMENT

General

The Arrangement has been proposed to facilitate the separation of the Company's primary business activities from development of the Mineral Property, the Distribution Agreement.  Pursuant to the Arrangement,

i) a separate company "CLI Resources Inc.", currently a wholly-owned subsidiary of the Company, will acquire the mineral Assets for aggregate consideration of 17,583,372 CLI Shares and,

ii) “QMI Seismic Inc”, currently a wholly-owned subsidiary of the Company, will acquire the Distribution Agreement for the aggregate consideration of 17,583,372 QMI Shares.

iii) “Arris Holdings Inc”, currently a wholly-owned subsidiary of the Company, will acquire the Equity Investments for the aggregate consideration of 17,583,372 AHI Shares.

Following the Arrangement, the Company will continue to carry on its primary business activities.  Each Arris Resources Shareholder will, immediately after the Effective Date, hold one New Share for each Arris Resources Share held immediately prior to the Arrangement, which will be identical in every respect to the present Arris Resources Shares, and each Arris Resources Shareholder on the Share Distribution Record Date will receive its pro–rata share of the 17,583,372 CLI Shares, will receive its pro–rata share of the 17,583,372 QMI Shares that are acquired by the Company and will receive its pro–rata share of the 17,583,372 AHI Shares that are acquired by the Company in exchange for the Assets described herein.  See "Details of the Arrangement" and "CLI After the Arrangement” — Selected Unaudited Pro–forma Financial Information of CLI"; "Details of the Arrangement" and "QMI After the Arrangement — Selected Unaudited Pro–forma Financial Information of QMI"; as well as, "Details of the Arrangement" and "AHI After the Arrangement — Selected Unaudited Pro–forma Financial Information of AHI".

Reasons for the Arrangement

The Board has determined that the Company should concentrate its efforts on its primary business activities.  To this end, the Board approved a reorganization of the Company pursuant to the Arrangement as described in this Circular.

The Board is of the view that the Arrangement will benefit the Company and the Arris Resources Shareholders.  This conclusion is based on the following primary determinations:

1.

the Company's primary focus is the exploration and development of its petroleum and natural gas properties and oil interests in Alberta, Canada.  This focus will hinder the development of the Company's mineral claims in British Columbia, Canada, the Company’s Distribution Agreement for seismic products in India and the Company’s Equity Investments.  The formation of CLI, QMI and AHI to hold the Mineral Property, the Distribution Agreement and the Equity Investments will facilitate separate development strategies required to move the Property,  the Distribution Agreement and the Equity Investments going forward;

2.

following the Arrangement, management of the Company will be free to focus entirely on its primary business activities, and new management for CLI, QMI and AHI will be established, which has knowledge and expertise specific to CLI,  QMI and AHI’s respective industries;

3.

the formation of CLI and the distribution of 17,583,372 CLI Shares to the Arris Resources Shareholders pursuant to the Arrangement will give the Arris Resources Shareholders a direct interest in a new mineral development company that will focus on and pursue the development of the Property as well as potentially acquiring additional mineral properties;

4.

the formation of QMI and the distribution of 17,583,372 QMI Shares to the Arris Resources Shareholders pursuant to the Arrangement will give the Arris Resources Shareholders a direct interest in a new distribution company that will focus on and pursue the development of the Agreement as well as potentially acquiring additional agreements in other countries;

5.

the formation of AHI and the distribution of 17,583,372 AHI Shares to the Arris Resources Shareholders pursuant to the Arrangement will give the Arris Resources Shareholders a direct interest in a new equity investment company that will focus on and pursue the development of the Equity Investments; as well as, potentially acquiring additional equity investments;

6.

as a separate mineral development company, CLI will have direct access to public and private capital markets and will be able to issue debt and equity to fund improvements and development of the Property and to finance the acquisition and development of any new properties CLI may acquire on a priority basis; and

7.

as a separate distribution company, QMI will have direct access to public and private capital markets and will be able to issue debt and equity to fund improvements and development of the Distribution Agreement and to finance the acquisition and development of any new distribution agreements QMI may acquire on a priority basis; and

8.

as a separate distribution company, AHI will have direct access to public and private capital markets and will be able to issue debt and equity to fund improvements and development of the Equity Investments and to finance the acquisition and development of any new equity investments AHI may acquire on a priority basis; and

9.

as a separate mineral development company, CLI will be able to establish equity based compensation programs to enable it to better attract, motivate and retain directors, officers and key employees, thereby better aligning management and employee incentives with the interests of shareholders.

10.

as a separate distribution company, QMI will be able to establish equity based compensation programs to enable it to better attract, motivate and retain directors, officers and key employees, thereby better aligning management and employee incentives with the interests of shareholders.

11.

as a separate distribution company, AHI will be able to establish equity based compensation programs to enable it to better attract, motivate and retain directors, officers and key employees, thereby better aligning management and employee incentives with the interests of shareholders.

Recommendation of Directors

The Board approved the Arrangement and authorized the submission of the Arrangement to the Arris Resources Shareholders and the Court for approval.  The Board has concluded that the Arrangement is in the best interests of the Company and the Arris Resources Shareholders, and recommends that the Arris Resources Shareholders vote FOR the Arrangement Resolution at the Meeting.  In reaching this conclusion, the Board considered the benefits to the Company and the Arris Resources Shareholders, as well as the financial position, opportunities and the outlook for the future potential and operating performance of the Company and CLI, QMI and AHI.

Fairness of the Arrangement

The Arrangement was determined to be fair to the Arris Resources Shareholders by the Board based upon the following factors, among others:

1.

the procedures by which the Arrangement will be approved, including the requirement for 66 and 2/3rds Arris Resources Shareholder approval and approval by the Court after a hearing at which fairness will be considered;

2.

the proposed listing of the CLI, QMI and AHI Shares on the Canadian National Stock Exchange and the continued listing of the New Shares on the Canadian National Stock Exchange;

3.

the opportunity for Arris Resources Shareholders who are opposed to the Arrangement, upon compliance with certain conditions, to dissent from the approval of the Arrangement in accordance with the Interim Order, and to be paid fair value for their Arris Resources Shares; and

4.

each Arris Resources Shareholder on the Share Distribution Record Date will participate in the Arrangement on a pro–rata basis and, upon completion of the Arrangement, will continue to hold substantially the same pro–rata interest that such Arris Resources Shareholder held in the Company prior to completion of the Arrangement and substantially the same pro–rata interest in CLI, QMI and AHI through its direct holdings of CLI, QMI and AHI Shares rather than indirectly through the Company's holding of CLI, QMI and AHI Shares.

Details of the Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Arrangement Agreement, a copy of which is annexed as Schedule "B" to this Circular, and the Plan of Arrangement, which forms Exhibit II to the Arrangement Agreement.  Each of these documents should be read carefully in their entirety.

Pursuant to the Plan of Arrangement, save and except for Dissenting Shares, the following principal steps will occur and be deemed to occur in the following chronological order as part of the Arrangement:

(a)

the Company will transfer the Mineral Property, the Distribution Agreement and Equity Portfolio to CLI, QMI and AHI in consideration for 17,583,372 shares from each of CLI, QMI and AHI. Shares (the "Distributed CLI, QMI and AHI Shares") and the Company will be added to the central securities register of CLI, QMI and AHI in respect of such CLI, QMI and AHI Shares;

(b)

the authorized share capital of the Company will be changed by:

(i)

altering the identifying name of the Arris Resources Shares to class A common shares without par value, being the "Arris Resources Class A Shares",

(ii)

creating a class consisting of an unlimited number of common shares without par value, being the "New Shares", and

(iii)

creating a class consisting of an unlimited number of class A preferred shares without par value having the rights and restrictions described in Exhibit III to the Arrangement Agreement, being the Arris Resources Class A Preferred Shares;

(c)

each issued Arris Resources Class A Share will be exchanged for one New Share and one Arris Resources Class A Preferred Share and, subject to the exercise of a right of dissent, the holders of the Arris Resources Class A Shares will be removed from the central securities register of the Company and will be added to that central securities register as the holders of the number of New Shares and Arris Resources Class A Preferred Shares that they have received on the exchange;

(d)

all of the issued Arris Resources Class A Shares will be cancelled with the appropriate entries being made in the central securities register of the Company, and the aggregate paid–up capital (as that term is used for purposes of the Tax Act) of the Arris Resources Class A Shares immediately prior to the Effective Date will be allocated between the New Shares and the Arris Resources Class A Preferred Shares so that the aggregate paid–up capital of the Arris Resources Class A Preferred Shares is equal to the aggregate fair market value of the Distributed CLI, QMI and AHI Shares as of the Effective Date, and each Arris Resources Class A Preferred Share so issued will be issued by the Company at an issue price equal to such aggregate fair market value divided by the number of issued Arris Resources Class A Preferred Shares, such aggregate fair market value of the Distributed CLI, QMI and AHI Shares to be determined as at the Effective Date by resolution of the directors of the Company;

(e)

the Company will redeem the issued Arris Resources Class A Preferred Shares for consideration consisting solely of the Distributed CLI, QMI and AHI Shares such that each holder of Arris Resources Class A Preferred Shares will, subject to the rounding of fractions and the exercise of rights of dissent, receive that number of CLI, QMI and AHI Shares that is equal to the number of Arris Resources Class A Preferred Shares held by such holder multiplied by the Exchange Factor;

(f)

the name of each holder of Arris Resources Class A Preferred Shares will be removed as such from the central securities register of the Company, and all of the issued Arris Resources Class A Preferred Shares will be cancelled with the appropriate entries being made in the central securities register of the Company;

(g)

the Distributed CLI, QMI and AHI Shares transferred to the holders of the Arris Resources Class A Preferred Shares pursuant to step §(e) above will be registered in the names of the former holders of Arris Resources Class A Preferred Shares and appropriate entries will be made in the central securities register of CLI, QMI and AHI;

(h)

the Arris Resources Class A Shares and the Arris Resources Class A Preferred Shares, none of which will be allotted or issued once the steps referred to in steps §(c) and §(e) above are completed, will be cancelled and the authorized share structure of the Company will be changed by eliminating the Arris Resources Class A Shares and the Arris Resources Class A Preferred Shares therefrom;

(i)

the Notice of Articles and Articles of the Company will be amended to reflect the changes to its authorized share structure made pursuant to this Plan of Arrangement; and

(j)

after the Effective Date:

(i)

all Arris Resources Share Commitments will be exercisable for New Shares and CLI,  QMI and AHI Shares in accordance with the corporate reorganization terms of such commitments, whereby the acquisition of one Arris Resources Share under an Arris Resources Share Commitments will result in the holder of the Arris Resources Share Commitments receiving one New Share and such number of CLI, QMI and AHI Shares equal to the number of New Shares so received multiplied by the Exchange Factor,

(ii)

pursuant to the CLI, QMI and AHI Commitments, CLI, QMI and AHI will issue the required number of CLI, QMI and AHI Shares upon the exercise of Arris Resources Share Commitments as is directed by the Company, and

(iii)

the Company will, as agent for CLI, QMI and AHI, collect and pay to CLI, QMI and AHI a portion of the proceeds received for each Arris Resources Share Commitment so exercised, with the balance of the exercise price to be retained by Arris Resources, determined in accordance with the following formula:

A = B x C/D

Where:

A

is the portion of the proceeds to be received by CLI, QMI and AHI for each Arris Resources Share Commitment exercised after the Effective Date;

B

is the exercise price of the Arris Resources Share Commitments;

C

is the fair market value of the Assets transferred to CLI, QMI and AHI under the Arrangement, such fair market value to be determined as at the Effective Date by resolution of the board of directors of the Company; and

D

is the total fair market value of all of the assets of the Company immediately prior to completion of the Arrangement on the Effective Date, which total fair market value shall include, for greater certainty, the Assets.

For information concerning the number of outstanding Arris Resources Share Commitments as at the date hereof, see "The Company After the Arrangement – Changes in Share Capital".

In addition to the principal steps of the Arrangement occurring in the chronological order set out above, the time of the redemption of the Arris Resources Class A Preferred Shares set out in step §(e) above will be deemed to occur immediately upon the listing of the Arris Resources Class A Preferred Shares on the Exchange.  Immediately after the time of redemption, the Arris Resources Class A Preferred Shares will be delisted from the Exchange and the New Shares and the CLI, QMI and AHI Shares will be listed on the Exchange.

The effects of the Arrangement with regards to CLI, QMI and AHI can be summarized by the following Arris Resources Inc.’s diagram.

EFFECTS OF THE ARRANGEMENT

CURRENT STATUS

EFFECTS OF THE ARRANGEMENT

CURRENT STATUS

Owners of Arris Resources Shares
(17,583,372) (1)
Arris Resources Inc.
Exploration and Development of oil and natural gas properties
Cash $150,000 & equity investment
Distribution Agreement $ 100,000
Five (5) Mineral Claims $295,000

FINAL STRUCTURE

Arris Resources Shareholders
Owners of New Shares (17,584,372)(1)
Owners of 17,584,372 Shares CLI Resources Inc.
Owners of 17,584,372 Shares QMI Seismic Inc.
Owners of 17,584,372 Shares AHI Holdings Inc
Arris Resources listed on the Exchange
CLI Resources Inc. listed on the Exchange
QMI Seismic Inc listed on the Exchange
AHI Holdings Inc listed on the Exchange
Exploration and Development of oil and natural gas properties
- Five (5) Mineral Claims - $295,000
(43 – 101 & work exploration program – CLI Resources)
- Distribution Agreement value $ 100,000
(Distribution Agreement – QMI Seismic Inc.)
- Cash $150,000 & equity investment
(Asset Purchase Agreement – Arris Holdings)

Note: (1) as at November 5, 2009

Authority of the Board

By passing the Arrangement Resolution, the Arris Resources Shareholders will also be giving authority to the Board to use its best judgment to proceed with and cause the Company to complete the Arrangement without any requirement to seek or obtain any further approval of the Arris Resources Shareholders.

The Arrangement Resolution also provides that the Plan of Arrangement may be amended by the Board before or after the Meeting without further notice to Arris Resources Shareholders.  The Board has no current intention to amend the Plan of Arrangement, however, it is possible that the Board may determine that it is appropriate that amendments be made.

Conditions to the Arrangement

The Arrangement Agreement provides that the Arrangement will be subject to the fulfillment of certain conditions, including the following:

1.

the Arrangement Agreement must be approved by the Arris Resources Shareholders at the Meeting in the manner referred to under "Shareholder Approval";

2.

the Arrangement must be approved by the Court in the manner referred to under "Court Approval of the Arrangement";

3.

the Exchange must have conditionally accepted the Arrangement, including the listing of the Arris Resources Class A Shares, the listing of the Arris Resources Class A Preferred Shares, the delisting of the Arris Resources Class A Shares, the delisting of the Arris Resources Class A Shares, the listing of the New Shares and the listing of the CLI, QMI and AHI Shares all as of the Effective Date, subject to compliance with the requirements of the Exchange;

4.

all other consents, orders, regulations and approvals, including regulatory and judicial approvals and orders, required, necessary or desirable for the completion of the Arrangement must have been obtained or  received, each in a form acceptable to the Company and CLI, QMI and AHI; and

5.

the Arrangement Agreement must not have been terminated.

If any of the conditions set out in the Arrangement Agreement are not fulfilled or performed, the Arrangement Agreement may be terminated, or in certain cases the Company or CLI, QMI and AHI, as the case may be, may waive the condition in whole or in part.  As soon as practicable after the fulfillment of the conditions contained in the Arrangement Agreement, the Board intends to cause a certified copy of the Final Order to be filed with the Registrar under the Act, together with such other material as may be required by the Registrar, in order that the Arrangement will become effective.

Management of the Company believes that all material consents, orders, regulations, approvals or assurances required for the completion of the Arrangement will be obtained in the ordinary course upon application therefore.

Shareholder Approval

Arris Resources Shareholder Approval

In order for the Arrangement to become effective, the Arrangement Resolution must be passed, with or without variation, by a special resolution of at least 66 and 2/3rds of the eligible votes cast in respect of the Arrangement Resolution by Arris Resources Shareholders present in person or by proxy at the Meeting.

CLI, QMI and AHI Shareholder Approval

The Company, being the sole shareholder of CLI, QMI and AHI, has approved the Arrangement by consent resolution.

Court Approval of the Arrangement

The Arrangement as structured requires the approval of the Court.  Prior to the mailing of this Circular, the Company obtained the Interim Order authorizing the calling and holding of the Meeting and providing for certain other procedural matters.  The Interim Order is attached as Schedule "C" to this Circular.  The Notice of Hearing of Petition for the Final Order is attached to the Notice of Meeting.

Assuming approval of the Arrangement Resolution by the Arris Resources Shareholders at the Meeting, the hearing for the Final Order is scheduled to take place at 9:45 a.m. (Vancouver time) on XXXXX, 2009 at the Courthouse located at 800 Smithe Street, Vancouver, British Columbia or at such other date and time as the Court may direct.  At this hearing, any security holder, director, auditor or other interested party of the Company who wishes to participate or to be represented or present evidence or argument may do so, subject to filing an appearance and satisfying certain other requirements.

The Court has broad discretion under the Act when making orders in respect of arrangements and the Court may approve the Arrangement as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks appropriate.  The Court, in hearing the application for the Final Order, will consider, among other things, the fairness of the terms and conditions of the Arrangement to the Arris Resources Shareholders.

Proposed Timetable for Arrangement

The anticipated timetable for the completion of the Arrangement and the key dates proposed are as follows:

Special Meeting: December 8, 2009
Final Court Approval: December 11, 2009
Share Distribution Record Date: December 15, 2009
Effective Date: December 15, 2009
Mailing of Certificates for CLI, QMI and AHI Shares: December 17, 2009

Notice of the actual Share Distribution Record Date and Effective Date will be given to the Arris Resources Shareholders through one or more press releases.  The boards of directors of the Company and CLI, QMI and AHI, respectively, will determine the Effective Date depending upon satisfaction that all of the conditions to the completion of the Arrangement are satisfied.

CLI, QMI and AHI Share Certificates and Certificates for New Shares

After the Share Distribution Record Date, the share certificates representing, on their face, Arris Resources Shares will be deemed to represent only New Shares with no right to receive CLI, QMI or AHI Shares.  Before the Share Distribution Record Date, the share certificates representing, on their face, Arris Resources Shares, will be deemed under the Plan of Arrangement to represent New Shares and an entitlement to receive CLI, QMI and AHI Shares in accordance with the terms of the Arrangement.  As soon as practicable after the Effective Date, share certificates representing the appropriate number of CLI, QMI and AHI Shares will be sent to all Arris Resources Shareholders of record on the Share Distribution Record Date.

No new share certificates will be issued for the New Shares created under the Arrangement and therefore holders of Arris Resources Shares must retain their certificates as evidence of their ownership of New Shares.  Certificates representing, on their face, Arris Resources Shares will constitute good delivery in connection with the sale of New Shares completed through the facilities of the Exchange after the Effective Date.

Relationship between the Company and CLI, QMI and AHI after the Arrangement

On completion of the Arrangement, Lucky Janda, director of the Company, will be director of CLI and AHI. Sandeep Poonia will be director of QMI. It is expected that Mr. Navchand Jagpal will serve as QMI's Chief Executive Officer and President.  See "QMI After the Arrangement — Directors and Officers of QMI". In addition, it is expected that Mr. Lucky Janda will serve as AHI's and CLI’s Chief Executive Officer and President. See “AHI After the Arrangement — Directors and Officers of AHI" and “CLI After the Arrangement — Directors and Officers of CLI".

Effect of Arrangement on Outstanding Arris Resources Share Commitments

Arris Resources Share Commitments which are outstanding on the Effective Date will be exercisable, in accordance with the corporate reorganization provisions of such securities, for New Shares and CLI, QMI and AHI Shares on the basis that the holder will receive, upon exercise, a number of New Shares that equals the number of Arris Resources Shares that would have been received upon exercise of the Arris Resources Share Commitments prior to the Effective Date, and a number of CLI, QMI and AHI  Shares that is equal to the number of New Shares so acquired multiplied by the Exchange Factor.  CLI, QMI and AHI have agreed, pursuant to the CLI, QMI and AHI Commitments, to issue CLI, QMI and AHI Shares upon exercise of Arris Resources Share Commitments and the Company is obligated, as the agent of' CLI, QMI and AHI, to collect and pay to CLI, QMI and AHI a portion of the proceeds received for each CLI, QMI and AHI Share so issued.  Any entitlement to a fraction of a CLI, QMI and AHI Share resulting from the exercise of an Arris Resources Share Commitment will be cancelled without compensation.

Resale of New Shares and CLI, QMI and AHI Shares

Exemption from Canadian Prospectus Requirements and Resale Restrictions

The issue of New Shares and CLI, QMI and AHI Shares pursuant to the Arrangement will be made pursuant to exemptions from the registration and prospectus requirements contained in applicable provincial securities legislation in Canada.  Under applicable provincial securities laws, such New Shares and CLI, QMI and AHI Shares may be resold in Canada without hold period restrictions, except that any person, company or combination of persons or companies holding a sufficient number of New Shares or CLI, QMI and AHI Shares to affect materially the control of the Company or CLI, QMI and AHI, respectively, will be restricted from reselling such shares.  In addition, existing hold periods on any Arris Resources Shares in effect on the Effective Date will be carried forward to the New Shares.

The foregoing discussion is only a general overview of the requirements of Canadian securities laws for the resale of the New Shares and the CLI, QMI and AHI Shares received upon completion of the Arrangement.  All holders of Arris Resources Shares are urged to consult with their own legal counsel to ensure that any resale of their New Shares and CLI, QMI and AHI Shares complies with applicable securities legislation.

Application of United States Securities Laws

The New Shares and the CLI, QMI and AHI Shares to be issued to the Arris Resources Shareholders under the Arrangement have not been registered under the U.S. Securities Act, or under the securities laws of any state of the United States, and will be issued to Arris Resources Shareholders resident in the United States in reliance on the exemption from registration set forth in Section 3(a)(10) of the U.S. Securities Act on the basis of the approval of the Arrangement by the Court, and pursuant to available exemptions from registration under applicable state securities laws.  The Court will be advised that the Court's approval, if obtained, will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act.

U.S. Resale Restrictions – Securities Issued to Arris Resources Shareholders

CLI, QMI and AHI Shares to be issued to an Arris Resources Shareholder who is an "affiliate" of either the Company or CLI, QMI or AHI prior to the Arrangement or will be an "affiliate" of CLI, QMI and AHI after the Arrangement will be subject to certain restrictions on resale imposed by the U.S. Securities Act.  Pursuant to Rule 144 under the U.S. Securities Act, an "affiliate" of an issuer for the purposes of the U.S. Securities Act is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.

The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the securities received upon completion of the Arrangement.  All holders of securities received in connection with the Arrangement are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

Additional Information for U.S. Security Holders

THE SECURITIES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR AND ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Circular has been prepared in accordance with the applicable disclosure requirements in Canada.  Residents of the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.  Likewise, information concerning the Property and operations of the Company and CLI, QMI and AHI have been prepared in accordance with Canadian standards, and may not be comparable to similar information for United States companies.

Financial statements included herein have been prepared in accordance with generally accepted accounting principles and are subject to auditing and auditor independence standards in Canada, and thus may not be comparable to financial statements of United States companies.  Arris Resources Shareholders should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada.  See "Income Tax Considerations — Certain U.S. Federal Income Tax Considerations" for certain information concerning United States tax consequences of the Arrangement for investors who are resident in, or citizens of, the United States.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company and CLI, QMI and AHI are incorporated or organized under the laws of a foreign country, that some or all of their officers and directors and any experts named herein may be residents of a foreign country, and that all or a substantial portion of the assets of the Company and CLI, QMI and AHI and said persons may be located outside the United States.

Expenses of Arrangement

Pursuant to the Arrangement Agreement, the costs relating to the Arrangement, including without limitation, financial, advisory, accounting, and legal fees will be borne by the party incurring them.  The costs of the Arrangement to the Effective Date will be borne by the Company.

INCOME TAX CONSIDERATIONS

Certain Canadian Federal Income Tax Considerations

The following fairly summarizes the principal Canadian federal income tax considerations relating to the Arrangement applicable to an Arris Resources Shareholder (in this summary, a "Holder") who, at all material times for purposes of the Tax Act:

•

holds all Arris Resources Shares, and will hold all New Shares and CLI, QMI and AHI Shares, solely as capital property;

•

deals at arm's length with Arris Resources and CLI, QMI and AHI;

•

is not "affiliated" with the Company or CLI, QMI and AHI;

•

is not a "financial institution" for the purposes of the mark–to–market rules in the Tax Act; and

•

has not acquired Arris Resources Shares on the exercise of an employee stock option.

Arris Resources Shares, New Shares and CLI, QMI and AHI Shares generally will be considered to be capital property of the Holder unless the Holder holds the shares in the course of carrying on a business or acquired them in a transaction considered to be an adventure in the nature of trade.

This summary is based on the current provisions of the Tax Act, the regulations there under (the "Regulations") and counsel's understanding of the current administrative practices and policies of the Canada Revenue Agency (the "CRA").  It also takes into account specific proposals to amend the Tax Act and Regulations (the "Proposed Amendments") announced by the Minister of Finance (Canada) prior to the date hereof.  It is assumed that all Proposed Amendments will be enacted in their present form, and that there will be no other relevant change to any relevant law or administrative practice, although no assurances can be given in these respects.  This summary does not take into account any provincial, territorial, or foreign income tax considerations which may differ from the Canadian federal income tax considerations discussed below.  An advance income tax ruling will not be sought from the CRA in respect of the Arrangement.

This summary also assumes that at the Effective Date under the Arrangement and all other material times thereafter,

•

the Arris Resources Shares and the Arris Resources Class A Preferred will be listed on the Exchange, and

•

the paid–up capital of the Arris Resources Class A Shares (the redesignated Arris Resources Shares) as computed for the purposes of the Tax Act will not be less than the fair market value of the Assets to be transferred to CLI, QMI and AHI pursuant to the Arrangement, and is qualified accordingly.

This summary is of a general nature only, and is not exhaustive of all possible Canadian federal income tax considerations.  This summary is not intended to be, and should not be construed to be, legal or tax advice to any Arris Resources Shareholder.  Accordingly, Arris Resources Shareholders should each consult their own tax and legal advisers for advice as to the income tax consequences of the Arrangement applicable to them in their particular circumstances.

Holders Resident in Canada

The following portion of the summary is applicable only to Holders (each, in this portion of the summary, a "Resident Holder") who are or are deemed to be residents in Canada for the purposes of the Tax Act.

Exchange of Arris Resources Shares for New Shares and Arris Resources Class a Preferred Shares

A Resident Holder whose Arris Resources Class A Shares (the redesignated Arris Resources Shares) are exchanged for New Shares and Arris Resources Class A Preferred Shares pursuant to the Arrangement will not realize any capital gain or loss as a result of the exchange.  The Resident Holder will be required to allocate the adjusted cost base ("ACB") of the Holder's Arris Resources Shares, determined immediately before the Arrangement, pro–rata to the New Shares and Arris Resources Class A Preferred Shares received on the exchange based on the relative fair market values of those New Shares and Arris Resources Class A Preferred Shares immediately after the exchange.

Redemption of Arris Resources Class a Preferred Shares

Pursuant to the Arrangement, the paid–up capital of the Arris Resources Class A Shares immediately before their exchange for New Shares and Arris Resources Class A Preferred Shares will be allocated to the Arris Resources Class A Preferred Shares to be issued on the exchange to the extent of an amount equal to the fair market value of the CLI, QMI and AHI Shares to be issued to Arris Resources pursuant to the Arrangement in consideration for the Assets and the balance of such paid–up capital will be allocated to the New Shares to be issued on the exchange.

The Company has informed counsel that it expects that the fair market value of the CLI, QMI and AHI Shares to be so issued will be materially less than the paid–up capital of the Arris Resources Class A Shares immediately before the exchange, and counsel has assumed for the purposes of this summary that the Company's expectation is correct.  Accordingly, the Company is not expected to be deemed to have paid, and no Resident Holder is expected to be deemed to have received, a dividend as a result of the distribution of CLI, QMI and AHI Shares on the redemption of the Arris Resources Class A Preferred Shares pursuant to the Arrangement.

Each Resident Holder whose Arris Resources Class A Preferred Shares are redeemed for CLI, QMI and AHI Shares pursuant to the Arrangement will realize a capital gain (capital loss) equal to the amount, if any, by which the fair market value of the CLI, QMI and AHI Shares, less reasonable costs of disposition, exceed (are exceeded by) their ACB immediately before the redemption.  Any capital gain or loss so arising will be subject to the usual rules applicable to the taxation of capital gains and losses described below (see "Holders Resident in Canada — Taxation of Capital Gains and Losses").

The cost to a Resident Holder of CLI, QMI and AHI Shares acquired on the exchange will be equal to the fair market value of the CLI, QMI and AHI Shares at the time of their distribution.

Disposition of New Shares and CLI, QMI and AHI Shares

A Resident Holder who disposes of a New Share or a CLI or a QMI or a AHI Share will realize a capital gain (capital loss) equal to the amount by which the proceeds of disposition of the share, less reasonable costs of disposition, exceed (are exceeded by) the ACB of the share to the Resident Holder determined immediately before the disposition.  Any capital gain or loss so arising will be subject to the usual rules applicable to the taxation of capital gains and losses described below.  See "Holders Resident in Canada — Taxation of Capital Gains and Losses".

Taxation of Capital Gains and Losses

A Resident Holder who realizes a capital gain (capital loss) in a taxation year must include one half of the capital gain ("taxable capital gain") in income for the year, and may deduct one half of the capital loss ("allowable capital loss") against taxable capital gains realized in the year, and to the extent not so deductible, against taxable capital gains arising in any of the three preceding taxation years or any subsequent taxation year.

The amount of any capital loss arising from a disposition or deemed disposition of an Arris Resources Class A Preferred Share, New Share, or a CLI or a QMI or a AHI Share by a Resident Holder that is a corporation may, to the extent and under circumstances specified in the Tax Act, be reduced by the amount of certain dividends received or deemed to be received by the corporation on the share.  Similar rules may apply if the corporation is a member of a partnership or beneficiary of a trust that owns shares, or where a partnership or trust of which the corporation is a member or beneficiary is a member of a partnership or a beneficiary of a trust that owns shares.

A Resident Holder that is a "Canadian–controlled private corporation" for the purposes of the Tax Act may be required to pay an additional 6⅔% refundable tax in respect of any net taxable capital gain that it realizes on disposition of an Arris Resources Class A Preferred Share, New Share or CLI, QMI or AHI Share.

Taxation of Dividends

A Resident Holder who is an individual will be required to include in income any dividend that the Resident Holder receives, or is deemed to receive, on New Shares or CLI, QMI or AHI Shares, and will be subject to the gross–up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations.

A Resident Holder that is a corporation will be required to include in income any dividend that it receives or is deemed to be received on New Shares or CLI, QMI or AHI Shares, and generally will be entitled to deduct an equivalent amount in computing its taxable income.  A "private corporation" (as defined in the Tax Act) or any other corporation controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals may be liable under Part IV of the Tax Act to pay a refundable tax of 33⅓% on any dividend that it receives or is deemed to be received on New Shares or CLI, QMI or AHI Shares to the extent that such dividends are deductible in computing the corporation's taxable income.  Any such Part IV tax will be refundable to it at the rate of $1 for every $3 of taxable dividends that it pays on its shares.

Alternative Minimum Tax on Individuals

A capital gain realized, or deemed to be realized; by a Resident Holder who is an individual (including certain trusts and estates) may give rise to liability to alternative minimum tax under the Tax Act.

Dissenting Resident Holders

A Resident Holder who validly exercises Dissent Rights (a "Resident Dissenter") and consequently is paid the fair value for the Resident Dissenter's Arris Resources Shares in accordance with the Arrangement will be deemed to have received a dividend equal to the amount, if any, by which the payment exceeds the paid–up capital of the Resident Dissenter's Arris Resources Shares.  Any such deemed dividend will be subject to tax as discussed above under "Holders Resident in Canada — Taxation of Dividends".  The Resident Dissenter will also realize a capital gain (capital loss) equal to the amount, if any, by which the payment, less the deemed dividend (if any) and less reasonable costs of disposition, exceeds (is exceeded by) the ACB of the shares.  The Resident Dissenter will be required to include any resulting taxable capital in income, and to deduct any resulting allowable capital loss, in accordance with the usual rules applicable to capital gains and losses.  See "Holders Resident in Canada – Taxation of Capital Gains and Losses".

The Resident Dissenter must also include in income any interest awarded by a court to the Resident Dissenter.

Eligibility for Investment

Arris Resources Class A Preferred Shares and New Shares will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, and registered education savings plans ("Registered Plans") at any particular time provided that, at that time, either the shares are listed on a "prescribed stock exchange" or Arris Resources is a "public corporation" as defined for the purposes of the Tax Act.

CLI, QMI and AHI Shares will be qualified investments under the Tax Act for Registered Plans at any particular time provided that, at that time, either the CLI, QMI and AHI Shares are listed on a “prescribed stock exchange” or CLI, QMI or AHI is a "public corporation" as so defined.

The Company expects that the Arris Resources Class A Preferred Shares, New Shares and CLI, QMI and AHI Shares will be listed on the Exchange, which is a prescribed stock exchange, at the Effective Date under the Arrangement.  On March 19, 2007, the Government of Canada eliminated the concept of "prescribed stock exchange" for these purposes and replaced it with the concept of "designated stock exchange".  The amendment, which provides that the list of designated stock exchanges includes all of the former prescribed stock exchanges, became effective on December 14, 2007.

Holders Not Resident in Canada

The following portion of this summary is applicable only to Holders (each in this portion of the summary a "Non–resident Holder") who:

•

have not been, are not, and will not be resident or deemed to be resident in Canada for purposes of the Tax Act;

•

do not and will not, and are not and will not be deemed to, use or hold Arris Resources Shares, New Shares, Arris Resources Class A Preferred Shares, or CLI, QMI or AHI Shares in connection with carrying on a business in Canada; and

•

whose Arris Resources Class A Shares (the redesignated Arris Resources Shares), Arris Resources Class A Preferred Shares, New Shares and CLI, QMI and AHI Shares will not at the Effective Date under the Arrangement, or at any material time thereafter, constitute "taxable Canadian property" for the purposes of the Tax Act.

Generally, an Arris Resources Class A Share, Arris Resources Class A Preferred Share, New Share, or CLI, QMI and AHI Share, as applicable, owned by a Non–resident Holder will not be taxable Canadian property of the Non–resident Holder at a particular time provided that, at that time, (i) the share is listed on a prescribed stock exchange (which includes the Exchange), (ii) neither the Non–resident Holder nor persons with whom the Non–resident Holder does not deal at arm's length alone or in any combination has owned 25% or more of the shares of any class or series in the capital of the issuing corporation within the previous five years, and (iii) the share was not acquired in a transaction as a result of which it was deemed to be taxable Canadian property of the Non–resident Holder.  On March 19, 2007, the Government of Canada eliminated the concept of "prescribed stock exchange" for these purposes and replaced it with the concept of "designated stock exchange." The amendment, which provides that the list of designated stock exchanges includes all of the former prescribed stock exchanges, became effective on December 14, 2007.

Special rules, which are not discussed in this summary, may apply to a Non–resident Holder that is an insurer carrying on business in Canada.

Capital Gains and Capital Losses on Share Exchanges and Subsequent Dispositions of Shares

A Non–resident Holder who participates in the Arrangement will not be subject to tax under the Tax Act on any capital gain realized on the exchange of Arris Resources Class A Shares (the redesignated Arris Resources Shares) for New Shares and Arris Resources Class A Preferred Shares, nor on the redemption of Arris Resources Class A Preferred Shares in consideration for CLI, QMI and AHI Shares.

Similarly, any capital gain realized by a Non–resident Holder on the subsequent disposition or deemed disposition of a New Share or CLI, QMI or AHI Share acquired pursuant to the Arrangement will not be subject to tax under the Tax Act, provided either that the shares do not constitute taxable Canadian property of the Non–resident Holder at the time of disposition, or an applicable income tax treaty exempts the capital gain from tax under the Tax Act.

Non–resident Holders will be exempt from the reporting and withholding obligations of §116 of the Tax Act in respect of the disposition of Arris Resources Class A Shares and Arris Resources Class A Preferred Shares pursuant to the Arrangement.

Deemed Dividends on the Redemption of Arris Resources Class A Preferred Shares

For the reasons set above under "Holders Resident in Canada — Redemption of Arris Resources Class A Preferred Shares", the Company expects that no Non–Resident Holder will be deemed to have received a dividend on the redemption of Arris Resources Class A Preferred Shares for CLI, QMI or AHI Shares.

Taxation of Dividends

A Non–resident Holder to whom a dividend on a New Share or CLI, QMI or AHI Share is or is deemed to be paid, or credited, will be subject to Canadian withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividend, unless reduced by an applicable income tax treaty, if any.

Dissenting Non–resident Holders

A Non–resident Holder who validly exercises Dissent Rights (a "Non–resident Dissenter") and consequently is paid the fair value for the Non–resident Dissenter's Arris Resources Shares in accordance with the Arrangement, will be deemed to have received a dividend equal to the amount, if any, by which the payment exceeds the paid–up capital of the Non–resident Dissenter's Arris Resources Shares.  Any such deemed dividend will be subject to tax as discussed above under "Holders Not Resident in Canada — Taxation of Dividends".  The Non–resident Dissenter will not be subject to tax under the Tax Act on any capital gain that may arise in respect of the resulting disposition of the Arris Resources Shares.

The Non–resident Holder will also be subject to Canadian withholding tax on that portion of any such payment that is on account of interest at the rate of 25%, unless reduced by an applicable income tax treaty, if any.

Certain U.S. Federal Income Tax Considerations

Scope of This Disclosure

Transactions Addressed

The following discussion is a summary of the anticipated material U.S. federal income tax considerations arising from and related to the Distribution (as defined below) that are generally applicable to U.S. Holders (as defined below) of Arris Resources Shares.  The following discussion of the anticipated material U.S. federal income tax considerations arising from and related to the Distribution is for general information only, and does not purport to be a complete analysis or description of all U.S. federal income tax consequences that may apply to a U.S. Holder of Arris Resources Shares as a result of the Distribution. U.S. Holders of Arris Resources Shares are urged to consult their own tax advisors regarding the particular tax consequences of the Distribution, including the application and effect of U.S. federal, state, local and other tax laws.

Notice Pursuant to IRS Circular 230: Anything contained in this summary concerning any U.S. federal tax issue is not intended or written to be used, and it cannot be used by a U.S. Holder, for the purpose of avoiding U.S. federal tax penalties under the Code (as defined below).  This summary was written to support the promotion or marketing of the transactions or matters addressed by this Circular (including the Arrangement).  Each U.S. Holder should seek U.S. federal tax advice, based on such U.S. Holder's particular circumstances, from an independent tax advisor.

Authorities

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Regulations (proposed, temporary and final) issued under the Code, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada–U.S. Tax Convention") and judicial and administrative interpretations of the Code and Treasury Regulations, in each case as in effect and available as of the date of this Circular.  However, the Code, Treasury Regulations and judicial and administrative interpretations thereof may change at any time, and any such change could be retroactive to the date of this Circular.  The Code, Treasury Regulations and judicial and administrative interpretations thereof are also subject to various interpretations, and the U.S. Internal Revenue Service (the "IRS") or the U.S. courts could disagree with the explanations or conclusions contained in this summary.  This summary does not consider the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holder

For purposes of this summary, a "U.S. Holder" is a beneficial owner of Arris Resources Shares that, for U.S. federal income tax purposes, is (a) a citizen or individual resident of the U.S., (b) a corporation created or organized in or under the laws of the U.S. or of any political subdivision thereof, (c) an estate whose income is taxable in the U.S. irrespective of source or (d) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code.  If a partnership or other "pass–through" entity holds Arris Resources Shares, the U.S. federal income tax treatment of the partners or owners of such partnership or other "pass–through" entity generally will depend on the status of such partners or owners and the activities of such partnership or "pass–through" entity.

Non–U.S. Holders

A "non–U.S. Holder" is a beneficial owner of Arris Resources Shares other than a U.S. Holder.  This summary does not address the U.S. federal income tax consequences arising from or related to the Arrangement (as hereinafter defined) with respect to non–U.S. Holders of Arris Resources Shares. Non–U.S. Holders of Arris Resources Shares are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the Distribution.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the Distribution (whether or not any such transactions are undertaken in connection with the Distribution), including, without limitation, the following transactions:

•

any exercise of any stock option, warrant or other right to acquire Arris Resources Shares;

•

any assumption by CLI, QMI, AHI or of Arris Resources Stock Options or Arris Resources Warrants;

•

any conversion of any Arris Resources notes, debentures or other debt instruments into Arris Resources Shares;

•

any transaction in which Arris Resources Shares are acquired (other than pursuant to the Distribution); or

•

any transaction in which CLI, QMI, or AHI Shares are disposed of.

Persons Not Addressed

This summary does not address the U.S. federal income tax consequences arising from and related to the Distribution with respect to the following persons (including persons that are U.S. holders):

•

the Company or CLI, QMI or AHI;

•

persons that may be subject to special U.S. federal income tax treatment, such as persons who are tax–exempt organizations, qualified retirement plans, individual retirement accounts and other tax–deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies or brokers or dealers in securities;

•

persons that acquired Arris Resources Shares pursuant to the exercise of employee stock options or rights, or otherwise as compensation for services;

•

persons having a functional currency for U.S. federal income tax purposes other than the U.S. dollar;

•

persons that hold Arris Resources Shares as part of a position in a straddle or as part of a hedging or conversion transaction;

•

persons subject to the alternative minimum tax provisions of the Code;

•

persons that own, directly or indirectly (including through the application of ownership attribution rules under the Code), 10% or more of the Arris Resources Shares;

•

U.S. expatriate or other former long–term resident of the United States;

•

persons that are partners or owners of partnerships or other "pass–through" entities; or

•

persons who own their Arris Resources Shares other than as a capital asset, as defined in the Code.

Such persons are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the Distribution, including the application of any special U.S. federal income tax rules in light of their particular circumstances.

State and Local Taxes, Foreign Jurisdictions Not Addressed

This summary does not address U.S. state or local tax consequences, or tax consequences in jurisdictions other than the U.S., arising from or related to the Distribution.  Each U.S. Holder is urged to consult their own tax advisor regarding the U.S. state and local tax consequences, and the tax consequences in jurisdictions other than the U.S., of the Distribution.

Particular Circumstance of any Particular U.S. Holder Not Addressed

This summary does not take into account the particular facts and circumstances with respect to U.S. federal income tax issues of any particular U.S. Holder.  Each U.S. Holder is urged to consult their own tax advisor regarding the U.S. federal income tax consequences of the Distribution in light of their particular circumstances.

Distribution of CLI, QMI and AHI Shares

This summary assumes that the series of transactions undertaken pursuant to the Arrangement involving (a) the renaming and redesignation of the Arris Resources Shares as Arris Resources Class A Shares, (b) the exchange of each issued and outstanding Arris Resources Class A Share for one New Share and one Arris Resources Class A Preferred Share, (c) the redemption by the Company of each issued and outstanding Arris Resources Class A Preferred Share for a pro–rata number of 17,583,372 CLI, QMI or AHI Shares and (d) the cancellation of each Arris Resources Class A Share and each Arris Resources Class A Preferred Share (collectively the "Distribution") will be treated by the IRS, under the step–transaction doctrine or otherwise, as if (i) the Company directly distributed the CLI, QMI and AHI Shares to the holders of the Arris Resources Shares and (ii) the intervening steps of the Distribution (including those steps of the Distribution described in the preceding sentence) did not occur.  However, because the Distribution will be effected under the applicable provisions of Canadian law that are technically different from analogous provisions of U.S. corporate law, there can be no assurances that the IRS or a U.S. court would not take a contrary view of the Distribution.  In particular, it is possible that the IRS could analyze the various steps of the Distribution described above separately and independently, and could determine the U.S. federal income tax consequences of the various steps of the Distribution on such a separate and independent basis.

Assuming that the Distribution is treated for U.S. federal income tax purposes in the manner described in the paragraph immediately above, subject to the passive foreign investment company ("PFIC") rules discussed below, the Distribution will result in the following U.S. federal income tax consequences to U.S. Holders:

•

U.S. Holders will be required to include in gross income as a dividend for U.S. federal income tax purposes the fair market value of the CLI, QMI and AHI Shares received, determined as of the date of the Distribution, to the extent that the Company has current or accumulated "earnings and profits" as calculated for U.S. federal income tax purposes (without reduction for any Canadian income tax withheld).  Dividend income recognized by a U.S. Holder as a result of the Distribution generally will be treated as "foreign source" income for purposes of applying the U.S. foreign tax credit rules.  See "Foreign Tax Credit" below.  A dividend resulting from the Distribution generally will be taxed at the preferential tax rates applicable to long–term capital gains if (a) the Company is a "qualified foreign corporation" (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Arris Resources Shares that have been held by such U.S. Holder for at least 61 days during the 121–day period beginning 60 days before the "ex–dividend date." The Company generally will be a "qualified foreign corporation" under Section 1(h)(11) of the Code (a "QFC") if (a) the Company is eligible for the benefits of the Canada–U.S. Tax Convention, or (b) the Arris Resources Shares are readily tradable on an established securities market in the U.S.  However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a PFIC for the tax year during which the Distribution occurs or for the preceding tax year.  As discussed below, the Company anticipates that it will qualify as a PFIC for the tax year that includes the date of the Distribution.  Accordingly, the Company anticipates that it will not be a QFC.  Assuming that the Company is not a QFC, a dividend resulting from the Distribution to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long–term capital gains).  The dividend rules are complex, and each U.S. Holder is urged to consult its own tax advisor regarding the application and effect of the dividend rules.

•

To the extent that the fair market value of the CLI, QMI and AHI Shares received, determined as of the date of the Distribution, exceeds current and accumulated "earnings and profits" of the Company, such excess will be treated (a) first as a return of capital, up to the U.S. Holder's adjusted tax basis in the Arris Resources Shares (which will reduce a U.S. Holder's tax basis in such Arris Resources Shares), and (b) thereafter, as gain from the sale or exchange of Arris Resources Shares.  Preferential tax rates for long–term capital gains are applicable to a U.S. Holder that is an individual, estate or trust.  There are currently no preferential tax rates for long–term capital gains for a U.S. Holder that is a corporation (other than an S Corporation).  Deductions for capital losses are subject to significant limitations.  Capital gain recognized by a U.S. Holder as a result of the Distribution generally will be treated as "U.S. source" gain for purposes of applying the U.S. foreign tax credit rules.  See "Foreign Tax Credit" below.

•

A U.S. Holder's initial tax basis in the CLI, QMI and AHI Shares received in the Distribution will be equal to the fair market value of such CLI, QMI and AHI Shares, determined on the date of the Distribution.

•

A U.S. Holder's holding period for the CLI, QMI and AHI Shares received by a U.S. Holder will begin on the day after receipt.

PFIC Rules

Definition of a PFIC

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (a) 75% or more of its gross income is "passive income" or (b) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more.  "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities and certain gains from commodities transactions.

For purposes of the PFIC income test and asset test described above, if the corporation owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, such corporation will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation.  In addition, for purposes of the PFIC income test and asset test described above, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by the corporation from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

PFIC Status of the Company

Based on the Company's current and projected income, assets and activities, the Company anticipates that it will qualify as a PFIC for the tax year that includes the date of the Distribution.  In addition, the Company believes that it qualified as a PFIC for its most recent tax year ended on or prior to the date of the Distribution and in previous tax years.  The determination of whether the Company will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether the Company will be a PFIC for the taxable year that includes the date of the Distribution depends on the assets and income of the Company over the course of such taxable year and, as a result, cannot be predicted with certainty as of the date of this Circular.  However, there can be no assurances that the Company's determination regarding its past, current or anticipated PFIC status will not be challenged by the IRS.

Impact of PFIC Rules on U.S. Holders in the Distribution

QEF Election

The impact of the PFIC rules on a U.S. Holder in the Distribution will depend on whether the U.S. Holder has made a timely and effective election to treat the Company as a qualified electing fund under Section 1295 of the Code (a "QEF Election") for the tax year that is the first year in the U.S. Holder's holding period of the Arris Resources Shares during which the Company qualified as a PFIC.  A U.S. Holder of the Company who made such a QEF Election will be referred to in this summary as an "Electing Shareholder" and a U.S. Holder of the Company who did not make such a QEF Election will be referred to in this summary as a "Non–Electing Shareholder".  The impact of the PFIC rules on a U.S. Holder in the Distribution may also depend on whether the U.S. Holder has made a mark–to–market election under Section 1296 of the Code.  See "Mark–to–Market Election" below.

If a U.S. Holder has not made a timely and effective QEF Election with respect to the first year in the U.S. Holder's holding period in which the Company qualified as a PFIC, such U.S. Holder may qualify as an Electing Shareholder by filing on a timely filed U.S. income tax return (including extensions) a QEF Election and a "deemed sale election" to recognize, under the rules of Section 1291 of the Code, any gain that the U.S. Holder would otherwise recognize if the U.S. Holder sold his or her stock on the "qualification date".  The qualification date is the first day of the Company's tax year in which the Company qualified as a "qualified electing fund" with respect to such U.S. Holder.  The deemed sale election can only be made if such U.S. Holder held Arris Resources Shares on the qualification date.  By timely making such QEF and deemed sale elections, the U.S. Holder will be deemed to have made a timely QEF Election.  In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

If a U.S. Holder has made a QEF Election with respect to the Company, then the Company would have to annually provide such U.S. Holder with certain information concerning the Company's income and gain, calculated in accordance with the Code, and also would have to comply with certain record–keeping requirements imposed on a QEF in order for such U.S. Holder to satisfy the QEF reporting rules.  The Company has not provided its U.S. Holders with such QEF information in prior tax years and does not intend to provide such QEF information in the current tax year.

U.S. Holders are urged to contact their own tax advisors regarding the advisability of and procedure for making the QEF election, and the U.S. federal income tax consequences of making the QEF election.

Mark–to–Market Election

U.S. Holders who hold, actually or constructively, "marketable stock" (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a "Mark–to–Market Election").  If a Mark–to–Market Election is made, a U.S. Holder generally will not be subject to the special taxation rules of Section 1291 of the Code discussed below.  However, if the Mark–to–Market Election is made by a Non–Electing Shareholder after the beginning of the holding period for the Arris Resources Shares during a time in which the Company qualified as a PFIC, then the Section 1291 rules discussed below will apply to certain dispositions of distributions on and other amounts taxable with respect to such Arris Resources Shares.

U.S. Holders are urged to contact their own tax advisors regarding the advisability of and procedure for making the Mark–to–Market Election, and the U.S. federal income tax consequences of making the Mark–to–Market Election.

Taxation of Distribution under PFIC Rules

With respect to a Non–Electing Shareholder, special rules under Section 1291 of the Code will apply to gains recognized by a Non–Electing Shareholder on disposition of the Arris Resources Shares and to "excess distributions" (generally, distributions received in the current tax year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder's holding period for the Arris Resources Shares) received by such Non–Electing Shareholder from the Company.  A Non–Electing U.S. Holder generally would be required to pro–rate all such gains and "excess distributions" over the entire holding period for such Arris Resources Shares.  The portion of the gain or excess distribution allocated to prior years in such Non–Electing Shareholder's holding period for such Arris Resources Shares (other than years prior to the first taxable year of the Company during such Non–Electing Shareholder's holding period and beginning after January 1, 1987 for which the Company qualified as a PFIC) will be taxed at the highest tax rate applicable to ordinary income for each such prior year.  The Non–Electing Shareholder also will be liable for interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due with respect to each such prior year.  A Non–Electing Shareholder that is not a Corporation must treat this interest charge as "personal interest" which is wholly non–deductible.  The portion of the gain or excess distribution allocated to the current tax year will be treated as ordinary income in the year of the disposition or "excess distribution," and no interest charge will be owed with respect to the resulting tax liability.

If and to the extent that the Distribution of the CLI, QMI and AHI Shares constitutes an "excess distribution" under the PFIC rules with respect to a Non–Electing Shareholder, such Non–Electing Shareholder will be subject to the foregoing tax rules with respect to the receipt of the CLI, QMI and AHI Shares in the Distribution.  In addition, the Distribution of the CLI, QMI and AHI Shares pursuant to the Arrangement may be treated, under proposed Treasury Regulations, as the "indirect disposition" by a Non–Electing Shareholder of such Non–Electing Shareholder's indirect interest in CLI, QMI and AHI, which generally would be subject to the rules of Section 1291 of the Code discussed above.

Electing Shareholders generally will not be subject to the special taxation rules of Section 1291 applicable to "excess distributions" with respect to the Distribution.  See "QEF Election" above.  Also, as discussed above, a U.S. Holder who makes a Mark–to–Market Election with respect to Arris Resources Shares held, generally will not be subject to the special taxation rules of Section 1291 applicable to "excess distributions" with respect to the Distribution.  However, if the Mark–to–Market Election is made by a Non–Electing Shareholder after the beginning of the holding period for the Arris Resources Shares during a time in which the Company qualified as a PFIC, then the Section 1291 rules may continue to apply to the Distribution.  See "Mark–to–Market Election" above.

Lack of Guidance

The PFIC rules are complex and subject to interpretation.  The implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations that, in many instances, have not been promulgated and that may have retroactive effect when promulgated.  There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this summary.  Accordingly, and due to the complexity of the PFIC rules, U.S. Holders are urged to consult their own tax advisors concerning the impact of the PFIC rules on the Distribution, including, without limitation, whether a QEF Election or Mark–to–Market Election may be used to reduce the significant adverse U.S. federal income tax consequences of the PFIC rules.

Dissenting U.S. Holders

Subject to the PFIC rules discussed above, a U.S. Holder who exercises the right to dissent from the Distribution and receives cash in payment for all of such U.S. Holder's Arris Resources Shares will recognize gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received (other than amounts, if any, which are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) such U.S. Holder's adjusted tax basis in its Arris Resources Shares.  Subject to the PFIC rules discussed above, such gain or loss generally will be capital gain or loss, and will be long–term capital gain or loss if the U.S. Holder's holding period for such Arris Resources Shares is in excess of one year at the time of the Distribution.

Preferential tax rates for long–term capital gains are applicable to a U.S. Holder that is an individual, estate or trust.  There are currently no preferential tax rates for long–term capital gains for a U.S. Holder that is a corporation (other than an S Corporation).  Deductions for capital losses are subject to significant limitations.  Capital gains recognized by a U.S. Holder as a result of exercising the right to dissent from the Distribution generally will be treated as "U.S. source" gains for purposes of applying the U.S. foreign tax credit rules.  See "Foreign Tax Credit" below.

Currency Gains

The fair market value of any Canadian currency received by a U.S. Holder in the Distribution generally will be based on the rate of exchange on the date of the Distribution.  A subsequent disposition of any Canadian currency received (including its conversion into U.S. currency) generally will give rise to gain or loss, treated as ordinary income or loss. U.S. Holders are urged to consult their own tax advisors concerning the U.S. federal income tax consequences of acquiring, holding and disposing of Canadian dollars.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld) Canadian income tax with respect to the Distribution may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar–for–dollar basis, while a deduction merely reduces the taxpayer's income subject to U.S. federal income tax.  This election is made on a year–by–year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year.  There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's U.S. income tax liability that the U.S. Holder's "foreign source" income bears to his or its worldwide taxable income.  In applying this limitation, the various items of income and deduction must be classified as either "foreign source" or "U.S. source".  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income.  U.S. Holders who pay (or have withheld) Canadian income tax with respect to the Distribution are urged to consult their own tax advisors regarding the foreign tax credit rules and the potential benefits of the Canada–U.S. Tax Convention.

No Ruling or Legal Opinion

No opinion of legal counsel and no ruling from the IRS concerning the U.S. federal income tax consequences of the Distribution has been obtained or will be requested.  This summary is not binding on the IRS and the IRS is not precluded from taking a different position or positions.  U.S. Holders should be aware that some of the U.S. federal income tax consequences of the Distribution are governed by provisions of the Code as to which there are no final Treasury Regulations and little or no judicial or administrative guidance.

Backup Withholding Tax and Information Reporting Requirements

Payments to certain U.S. Holders of dividends made on, or the proceeds of the sale or other disposition of, the Arris Resources Shares may be subject to information reporting and U.S. federal backup withholding tax at the rate of 28% (subject to periodic adjustment) if the U.S. Holder fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements (typically provided on IRS Form W–9).  Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is allowable as a credit against the U.S. Holder's U.S. federal income tax, provided that the required information is furnished to the IRS.  U.S. Holders are urged to consult their own tax advisors concerning the backup withholding tax rules and compliance with applicable certification requirements.

APPROVAL OF THE CLI STOCK OPTION PLAN

Stock Option Plan of CLI

In November 2009, the directors of CLI established the CLI Stock Option Plan as a rolling stock option plan in accordance with the policies of the Exchange. The maximum number of CLI Shares reserved for issuance under the CLI Stock Option Plan is ten (10%) percent of the issued and outstanding CLI Shares on a "rolling" basis. It is anticipated that CLI will have 17,583,372 issued CLI Shares on the Effective Date such that the CLI Stock Option Plan will initially have 1,758,337 CLI Shares allotted to it. See "CLI After the Arrangement – Stock Options and Warrants"

Purpose of the CLI Stock Option Plan

The purpose of the CLI Stock Option Plan is to provide an incentive to CLI's directors, officers, employees, management companies and consultants to continue their involvement with CLI, to increase their efforts on CLI's behalf and to attract new qualified employees, while at the same time reducing the cash compensation the Company would otherwise have to pay.  The CLI Stock Option Plan is also intended to assist in aligning management and employee incentives with the interests of Shareholders.

General Description and Exchange Policies

The following is a brief description of the principal terms of the CLI Stock Option Plan, which description is qualified in its entirety by the terms of the CLI Stock Option Plan. A full copy of the CLI Stock Option Plan is available to Arris Resources Shareholders upon request and will be available at the Meeting.

Number of Shares Reserved. The number of CLI Shares which may be issued pursuant to options granted under the plan shall not exceed ten (10%) percent of the issued and outstanding CLI Shares from time to time at the date of grant.

Maximum Term of Options. The term of any options granted under the Plan is fixed by the board of directors and may not exceed five years from the date of grant.  The options are non-assignable and non-transferable.

Exercise Price. The exercise price of options granted under the plan is determined by the board of directors, provided that the exercise price is not less than the price permitted by the Exchange or, if the CLI Shares are no longer listed on the Exchange, then such other exchange or quotation system on which the CLI Shares are listed or quoted for trading.

Amendment. The terms of an option may not be amended once issued under Exchange requirements.  If an option is cancelled prior to the expiry date, CLI shall not grant new options to the same person until thirty days have elapsed from the date of cancellation.

Vesting. Vesting, if any, and other terms and conditions relating to such options shall be determined by the board of directors of CLI or the Committee (as hereinafter defined) from time to time and in accordance with Exchange requirements.

Termination. Any options granted pursuant to the plan will terminate generally within ninety days of the option holder ceasing to act as a director, officer, employee, management company or consultant of the Company or any of its affiliates, and within generally thirty days of the option holder ceasing to act as an employee engaged in investor relations activities, unless such cessation is on account of death.  If such cessation is on account of death, the options terminate on the first anniversary of such cessation.  If such cessation is on account of cause, or terminated by regulatory sanction or by reason of judicial order, the options terminate immediately.  Options that have been canceled or that have expired without having been exercised shall continue to be issuable under the plan.  The plan also provides for adjustments to outstanding options in the event of any consolidation, subdivision or exchange of the CLI Shares.

Administration. The plan is administered by the board of directors of CLI or, if the board of CLI so elects, by a Committee (the "Committee"), which committee shall consist of at least two board members, appointed by the board of directors of CLI.

Board Discretion. The plan provides that, generally, the number of CLI Shares subject to each option, the exercise price, the expiry time, the extent to which such option is exercisable, including vesting schedules, and other terms and conditions relating to such options shall be determined by the board of directors of CLI or the Committee and in accordance with Exchange requirements.

The Arris Resources Shareholders will be asked at the Meeting to approve, ratify and affirm by ordinary resolution the CLI Option Plan Resolution in substantially the form of resolution 2 set out in Schedule "A" attached to this Circular.  A full copy of the CLI Stock Option Plan is available to Arris Resources Shareholders upon request and will be available at the Meeting.

The Board unanimously recommends that shareholders vote FOR the CLI Stock Option Plan Resolution.

APPROVAL OF THE QMI STOCK OPTION PLAN

Stock Option Plan of QMI

In November 2009, the directors of QMI established the QMI Stock Option Plan as a rolling stock option plan in accordance with the policies of the Exchange. The maximum number of QMI Shares reserved for issuance under the QMI Stock Option Plan is ten (10%) percent of the issued and outstanding QMI Shares on a "rolling" basis. It is anticipated that QMI will have 17,583,372 issued QMI Shares on the Effective Date such that the QMI Stock Option Plan will initially have 1,758,337 QMI Shares allotted to it. See "QMI After the Arrangement – Stock Options and Warrants"

Purpose of the QMI Stock Option Plan

The purpose of the QMI Stock Option Plan is to provide an incentive to QMI's directors, officers, employees, management companies and consultants to continue their involvement with QMI, to increase their efforts on QMI's behalf and to attract new qualified employees, while at the same time reducing the cash compensation the Company would otherwise have to pay.  The QMI Stock Option Plan is also intended to assist in aligning management and employee incentives with the interests of Shareholders.

General Description and Exchange Policies

The following is a brief description of the principal terms of the QMI Stock Option Plan, which description is qualified in its entirety by the terms of the QMI Stock Option Plan. A full copy of the QMI Stock Option Plan is available to Arris Resources Shareholders upon request and will be available at the Meeting.

Number of Shares Reserved. The number of QMI Shares which may be issued pursuant to options granted under the plan shall not exceed ten (10%) percent of the issued and outstanding QMI Shares from time to time at the date of grant.

Maximum Term of Options. The term of any options granted under the Plan is fixed by the board of directors and may not exceed five years from the date of grant.  The options are non-assignable and non-transferable.

Exercise Price. The exercise price of options granted under the plan is determined by the board of directors, provided that the exercise price is not less than the price permitted by the Exchange or, if the QMI Shares are no longer listed on the Exchange, then such other exchange or quotation system on which the QMI Shares are listed or quoted for trading.

Amendment. The terms of an option may not be amended once issued under Exchange requirements.  If an option is cancelled prior to the expiry date, QMI shall not grant new options to the same person until thirty days have elapsed from the date of cancellation.

Vesting. Vesting, if any, and other terms and conditions relating to such options shall be determined by the board of directors of QMI or the Committee (as hereinafter defined) from time to time and in accordance with Exchange requirements.

Termination. Any options granted pursuant to the plan will terminate generally within ninety days of the option holder ceasing to act as a director, officer, employee, management company or consultant of the Company or any of its affiliates, and within generally thirty days of the option holder ceasing to act as an employee engaged in investor relations activities, unless such cessation is on account of death.  If such cessation is on account of death, the options terminate on the first anniversary of such cessation.  If such cessation is on account of cause, or terminated by regulatory sanction or by reason of judicial order, the options terminate immediately.  Options that have been canceled or that have expired without having been exercised shall continue to be issuable under the plan.  The plan also provides for adjustments to outstanding options in the event of any consolidation, subdivision or exchange of the QMI Shares.

Administration. The plan is administered by the board of directors of QMI or, if the board of QMI so elects, by a Committee (the "Committee"), which committee shall consist of at least two board members, appointed by the board of directors of QMI.

Board Discretion. The plan provides that, generally, the number of QMI Shares subject to each option, the exercise price, the expiry time, the extent to which such option is exercisable, including vesting schedules, and other terms and conditions relating to such options shall be determined by the board of directors of QMI or the Committee and in accordance with Exchange requirements.

The Arris Resources Shareholders will be asked at the Meeting to approve, ratify and affirm by ordinary resolution the QMI Option Plan Resolution in substantially the form of resolution 2 set out in Schedule "A" attached to this Circular.  A full copy of the QMI Stock Option Plan is available to Arris Resources Shareholders upon request and will be available at the Meeting.

The Board unanimously recommends that shareholders vote FOR the QMI Stock Option Plan Resolution.

APPROVAL OF THE AHI STOCK OPTION PLAN

Stock Option Plan of AHI

In November 2009, the directors of AHI established the AHI Stock Option Plan as a rolling stock option plan in accordance with the policies of the Exchange. The maximum number of AHI Shares reserved for issuance under the AHI Stock Option Plan is ten (10%) percent of the issued and outstanding QMI Shares on a "rolling" basis. It is anticipated that QMI will have 17,583,372 issued AHI Shares on the Effective Date such that the AHI Stock Option Plan will initially have 1,758,372 AHI Shares allotted to it. See "AHI After the Arrangement – Stock Options and Warrants"

Purpose of the AHI Stock Option Plan

The purpose of the AHI Stock Option Plan is to provide an incentive to AHI's directors, officers, employees, management companies and consultants to continue their involvement with AHI, to increase their efforts on AHI's behalf and to attract new qualified employees, while at the same time reducing the cash compensation the Company would otherwise have to pay.  The AHI Stock Option Plan is also intended to assist in aligning management and employee incentives with the interests of Shareholders.

General Description and Exchange Policies

The following is a brief description of the principal terms of the AHI Stock Option Plan, which description is qualified in its entirety by the terms of the AHI Stock Option Plan. A full copy of the AHI Stock Option Plan is available to Arris Resources Shareholders upon request and will be available at the Meeting.

Number of Shares Reserved. The number of AHI Shares which may be issued pursuant to options granted under the plan shall not exceed ten (10%) percent of the issued and outstanding AHI Shares from time to time at the date of grant.

Maximum Term of Options. The term of any options granted under the Plan is fixed by the board of directors and may not exceed five years from the date of grant.  The options are non-assignable and non-transferable.

Exercise Price. The exercise price of options granted under the plan is determined by the board of directors, provided that the exercise price is not less than the price permitted by the Exchange or, if the AHI Shares are no longer listed on the Exchange, then such other exchange or quotation system on which the AHI Shares are listed or quoted for trading.

Amendment. The terms of an option may not be amended once issued under Exchange requirements.  If an option is cancelled prior to the expiry date, AHI shall not grant new options to the same person until thirty days have elapsed from the date of cancellation.

Vesting. Vesting, if any, and other terms and conditions relating to such options shall be determined by the board of directors of AHI or the Committee (as hereinafter defined) from time to time and in accordance with Exchange requirements.

Termination. Any options granted pursuant to the plan will terminate generally within ninety days of the option holder ceasing to act as a director, officer, employee, management company or consultant of the Company or any of its affiliates, and within generally thirty days of the option holder ceasing to act as an employee engaged in investor relations activities, unless such cessation is on account of death.  If such cessation is on account of death, the options terminate on the first anniversary of such cessation.  If such cessation is on account of cause, or terminated by regulatory sanction or by reason of judicial order, the options terminate immediately.  Options that have been canceled or that have expired without having been exercised shall continue to be issuable under the plan.  The plan also provides for adjustments to outstanding options in the event of any consolidation, subdivision or exchange of the QMI Shares.

Administration. The plan is administered by the board of directors of AHI or, if the board of AHI so elects, by a Committee (the "Committee"), which committee shall consist of at least two board members, appointed by the board of directors of AHI.

Board Discretion. The plan provides that, generally, the number of AHI Shares subject to each option, the exercise price, the expiry time, the extent to which such option is exercisable, including vesting schedules, and other terms and conditions relating to such options shall be determined by the board of directors of AHI or the Committee and in accordance with Exchange requirements.

The Arris Resources Shareholders will be asked at the Meeting to approve, ratify and affirm by ordinary resolution the AHI Option Plan Resolution in substantially the form of resolution 2 set out in Schedule "A" attached to this Circular.  A full copy of the AHI Stock Option Plan is available to Arris Resources Shareholders upon request and will be available at the Meeting.

The Board unanimously recommends that shareholders vote FOR the AHI Stock Option Plan Resolution.

RIGHTS OF DISSENT

Dissenters' Rights

The Act does not contain a provision requiring the Company to purchase Arris Resources Shares from Arris Resources Shareholders who dissent from the Arrangement. However, pursuant to the terms of the Interim Order and the Plan of Arrangement, the Company has granted the Arris Resources Shareholders who object to the Arrangement Resolution the right to dissent (the "Dissent Right") in respect of the Arrangement. A Dissenting Shareholder will be entitled to be paid in cash the fair value of the Dissenting Shareholder's Arris Resources Shares so long as the dissent procedures are strictly adhered to. The Dissent Right is granted in Article 5 of the Plan of Arrangement.  A registered Dissenting Shareholder who intends to exercise the Dissent Right is referred to the full text of Sections 237 to 247 of the Act which is attached as Schedule "D" to this Circular.

An Arris Resources Shareholder who wishes to exercise his or her Dissent Right must give written notice of his or her dissent (a "Notice of Dissent") to the Company at its head office at 1250 West Hastings Street, Vancouver, British Columbia V5E 2M4, marked to the attention of the President, by either delivering the Notice of Dissent to the Company at least two days before the Meeting or by mailing the Notice of Dissent to the Company by registered mail post marked not later than two days before the Meeting.

The giving of a Notice of Dissent does not deprive a Dissenting Shareholder of his or her right to vote at the Meeting on the Arrangement Resolution. However, the procedures for exercising Dissent Rights given in Schedule "D" must be strictly followed as a vote against the Arrangement Resolution or the execution or exercise of a proxy voting against the Arrangement Resolution does not constitute a Notice of Dissent.

Arris Resources Shareholders should be aware that they will not be entitled to exercise a Dissent Right with respect to any Arris Resources Shares if they vote (or instruct or are deemed, by submission of any incomplete proxy, to have instructed his or her proxy holder to vote) in favour of the Arrangement Resolution. A Dissenting Shareholder may, however, vote as a proxy for an Arris Resources Shareholder whose proxy requires an affirmative vote on the Arrangement Resolution, without affecting his or her right to exercise the Dissent Right.

In the event that an Arris Resources Shareholder fails to perfect or effectively withdraws its claim under the Dissent Right or forfeits its right to make a claim under the Dissent Right, each Arris Resources Share held by that Arris Resources Shareholder will thereupon be deemed to have been exchanged in accordance with the terms of the Arrangement as of the Effective Date.

Arris Resources Shareholders who wish to exercise Dissent Rights should review the dissent procedures described in Schedule "D" and seek legal advice, as failure to adhere strictly to the Dissent Right requirements will result in the loss or unavailability of any right to dissent.

RISK FACTORS

In evaluating the Arrangement, Arris Resources Shareholders should carefully consider, in addition to the other information contained in this Circular, the following risk factors associated with CLI, QMI and AHI.  These risk factors are not a definitive list of all risk factors associated with CLI, QMI and AHI and the business to be carried out by CLI QMI and AHI.

General and Industry Risks

A.

In the normal course of business, CLI will be subject to the risks and uncertainties common to the mineral exploration and development industry, which is by its nature a cyclical business.  These risks include the ability to find an economically developable deposit and fluctuating demand for molybdenum and increased operating costs.  Due to the recent economic climate, CLI will also be impacted by the global credit crisis which creates additional credit liquidity risks to manage for the future.

Mineral investments are subject to varying degrees of risk.  These risks may include: (i) changes in general economic conditions such as the availability and cost of financing capital; (ii) changes in local conditions, including oversupply or reduction in demand for molybdenum in an area; (iii) changes to government regulations and (iv) competition from others.  In addition, financial difficulties of other property owners, resulting in distress sales, may depress mineral prices in the market(s) in which the Company operates.

B.

In the normal course of business, QMI will be subject to the risks and uncertainties common to the distribution industry, which is by its nature a cyclical business.  These risks include the supply and demand for earth quake sensors and increased operating costs.  Due to the recent economic climate, QMI will also be impacted by the global credit crisis which creates additional credit liquidity risks to manage for the future.

Distribution agreements are subject to varying degrees of risk.  These risks may include: (i) changes in general economic conditions such as the availability and cost of financing capital; (ii) changes in local conditions, including oversupply or reduction in demand for earth quake sensors in an area; (iii) changes to government regulations and (iv) competition from others.  In addition, financial difficulties of other distributers may result in distress sales, which may depress the market(s) in which the Company operates.

C.

In the normal course of business, AHI will be subject to the risks and uncertainties common to equity investments, which is by its nature a cyclical business.  These risks include Stock market fluctuations.  Due to the recent economic climate, AHI will also be impacted by the global credit crisis which creates additional credit liquidity risks to manage for the future.

Equity investments are subject to varying degrees of risk.  These risks may include: (i) changes in general economic conditions such as the availability and cost of financing capital; (ii) changes in local conditions, including employment and inventory levels; (iii) changes to government regulations and (iv) competition from others.  In addition, financial difficulties of other equity investors result in distress sales, which may depress the stocks in which the Company operates.

Securities of CLI, QMI and AHI and Dilution

A.

CLI plans to focus on the development of the Property as well as other mineral projects it may acquire from time to time, and will use its working capital to carry out such activities.  However, CLI will require additional funds to further such activities.  To obtain such funds, CLI may sell additional securities including, but not limited to, its common shares or some form of convertible security, the effect of which would result in substantial dilution of the equity interests of the holders of CLI Shares.

There is no assurance that additional funding will be available to CLI to develop the Property, to purchase additional mineral properties or for the substantial capital that is typically required in order to develop a mineral project.  There is no assurance that CLI will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.  Failure to obtain such additional financing could result in the delay or indefinite postponement of further development of the Property or any other property that CLI may acquire.

B.

QMI plans to focus on the development of the Distribution Agreement as well as other distribution agreements it may acquire from time to time, and will use its working capital to carry out such activities.  However, QMI will require additional funds to further such activities.  To obtain such funds, QMI may sell additional securities including, but not limited to, its common shares or some form of convertible security, the effect of which would result in substantial dilution of the equity interests of the holders of QMI Shares.

There is no assurance that additional funding will be available to QMI to develop the Distribution Agreement, to sign additional distribution agreements or for the substantial capital that is typically required in order to develop a distribution agreement.  There is no assurance that QMI will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.  Failure to obtain such additional financing could result in the delay or indefinite postponement of further development of the Distribution Agreement or any other distribution agreement that QMI may acquire.

C.

AHI plans to focus on the development of its Equity Investments  as well as other investments it may acquire from time to time, and will use its working capital to carry out such activities.  However, AHI will require additional funds to further such activities.  To obtain such funds, AHI may sell additional securities including, but not limited to, its common shares or some form of convertible security, the effect of which would result in substantial dilution of the equity interests of the holders of AHI Shares.

There is no assurance that additional funding will be available to AHI to develop its equity portfolio, or to acquire new investments. There is no assurance that AHI will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.  Failure to obtain such additional financing could result in the delay or indefinite of any investment opportunities, which AHI may have..

Competition

A.

Significant and increasing competition exists in the molybdenum market.  With current market conditions, the supply of the mineral is higher than demand.  A turn-around in the market and increased buyer and credit activity must be present for demand to increase.

Each segment of the mineral development business is competitive.  CLI will compete with investors, developers and owners of properties for the purchase and development of any desirable mineral properties it may wish to acquire.  It is the strategy of CLI to develop properties in premier locations in strong markets, although some of our competitors may be better located or better capitalized.  The existence of competition could adversely affect the Company's ability to acquire attractive properties and could have a potential impact upon its revenues and ability to meet its debt obligations.

B.

Significant and increasing competition exists for buyers of earth quake sensor units.  With current market conditions, the supply of such units is higher than demand.  A turn-around in the market and increased buyer and credit activity must be present for demand to increase.

Each segment of the distribution business is competitive.  QMI will compete with investors, and other distributers for the purchase and development of other desirable distribution agreements.  It is the strategy of QMI to develop distribution agreements in premier locations in strong markets, although some of our competitors may be better located or better capitalized.  The existence of competition could adversely affect the Company's ability to acquire attractive properties and could have a potential impact upon its revenues and ability to meet its debt obligations.

C.

Significant and increasing competition exists for profitable investments.  With current market conditions, the supply has been reduced.  A turn-around in the market and increased buyer and credit activity must be present for demand to increase.

Each segment of the equity investment business is competitive. AHI will compete with investors, and investment firms for the purchase and development of other desirable portfolios.  It is the strategy of AHI to develop other portfolios in strong markets, although some of our competitors may be better positioned or better capitalized.  The existence of competition could adversely affect the Company's ability to acquire other attractive portfolios and could have a potential impact upon its revenues and ability to meet its debt obligations.

Conflicts of Interest

Certain directors and officers of Arris Resources are, and may continue to be, involved in the mineral property or the distribution agreement or portfolio development through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors of CLI, QMI and AHI.  Situations may arise in connection with potential acquisitions or investments where the other interests of these directors and officers may conflict with the interests of CLI,  QMI or AHI.  The directors of CLI, QMI and AHI are required by law, however, to act honestly and in good faith with a view to the best interests of CLI, QMI, AHI and their shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with CLI, QMI or AHI and to abstain from voting as a director for the approval of any such transaction.

No History of Earnings or Dividends

As newly formed companies, CLI, QMI and AHI have no history of earnings, and there is no assurance that the Property, or any other property that may be acquired by CLI, and the Distribution Agreement, or any other distribution agreement that may be acquired by QMI, and the Equity Portfolio, or any other portfolio that may be acquired by AHI, will generate earnings, operate profitably or provide a return on investment in the future.  CLI,  QMI and AHI have no plans to pay dividends for the foreseeable future.

Potential Profitability Depends Upon Factors Beyond the Control of CLI, QMI and AHI

A.

The potential profitability of the Property or any other property that may be acquired by CLI is dependent upon many factors beyond CLI's control.  For instance, molybdenum prices are subject to market conditions and availability of credit and respond to changes in domestic, international, political, social and economic environments.  Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs.  Such costs will fluctuate in ways CLI cannot predict and are beyond CLI's control, and such fluctuations will impact on profitability and may eliminate profitability altogether.  Additionally, events which cause worldwide economic uncertainty may make rising of funds for development difficult.  These changes and events may materially affect the financial performance of CLI.

B.

The potential profitability of the Distribution Agreement or any other distribution agreement that may be acquired by QMI is dependent upon many factors beyond QMI's control.  For instance, sensor unit prices are subject to market conditions and availability of credit and respond to changes in domestic, international, political, social and economic environments.  Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs.  Such costs will fluctuate in ways QMI cannot predict and are beyond QMI's control, and such fluctuations will impact on profitability and may eliminate profitability altogether.  Additionally, events which cause worldwide economic uncertainty may make raising of funds for development difficult.  These changes and events may materially affect the financial performance of QMI.

C.

The potential profitability of the Equity Portfolio or any other portfolios that may be acquired by AHI is dependent upon many factors beyond AHI's control.  For instance, equity prices are subject to market conditions and availability of credit and respond to changes in domestic, international, political, social and economic environments.  Profitability also depends on the costs of operations, including costs of rent, compliance or other inputs.  Such costs will fluctuate in ways AHI cannot predict and are beyond AHI's control, and such fluctuations will impact on profitability and may eliminate profitability altogether.  Additionally, events which cause worldwide economic uncertainty may make raising of funds for development difficult.  These changes and events may materially affect the financial performance of AHI.

Regulations, Permits, and Compliance

The current or future operations of CLI, QMI and AHI, including development activities, require permits and approvals from local governmental authorities as well as market research and analysis.  There can be no assurance that any or all permits and approvals or research, which CLI, QMI or AHI may require for the Property, the Distribution Agreement, Equity Portfolio  or other projects which CLI, QMI or AHI may undertake will be given.

Dependency on a Small Number of Management Personnel

CLI, QMI or AHI are dependent on a relatively small number of key personnel, the loss of any of whom could have an adverse effect on CLI, QMI or AHI and its business operations.

Supply and Demand

A.

CLI's performance would be affected by the supply and demand for molybdenum. Key drivers of demand include the end of the recession, industrial demand, research and new products.  The potential for reduced sales revenue exists in the event that demand diminishes or supply becomes over abundant thereby driving down prices for the Property or other properties the Company may acquire from time to time.

B.

QMI's performance would be affected by the supply and demand for earth quake sensors in India.  Key drivers of demand include earth quake incidence, buildings with elevators, convincing building owners or managers to buy in.  The potential for reduced sales revenue exists in the event that demand diminishes or supply becomes over abundant thereby driving down prices for the Distribution Agreement or other distribution agreements the Company may acquire from time to time.

C.

AHI's performance would be affected by the supply and demand on equity markets.  Key risk adversity of investors, market volumes and indexes and how long it takes to come out of the current recession..  The potential for reduced sales revenue exists in the event that demand diminishes or supply becomes over abundant thereby driving down prices for the Distribution Agreement or other distribution agreements the Company may acquire from time to time.

Development Costs

CLI, QMI and AHI may experience loss due to higher prices of labour and consulting fees and costs of materials.  CLI, QMI and AHI will closely monitor the costs of services and materials and look for long-term commitments for those prices whenever possible.  Costs of research, development and building have fluctuated over the past several years, and CLI, QMI and AHI intend to pass such additional costs to buyers through higher pricing.  Any significant increase that CLI, QMI or AHI can't pass on to buyers may have a negative material impact on CLI, QMI or AHI and its business operations.

THE COMPANY AFTER THE ARRANGEMENT

The following is a description of the Company assuming completion of the Arrangement.

Name, Address and Incorporation

Arris Resources was incorporated in British Columbia, Canada, by registration of memorandum and articles under the British Columbia Company Act (since replaced by the Act) on September 15, 1987, under the name "Grand Resources Inc.".  The Company changed its name to "Bay Street Ventures Inc." effective November 18, 1987.  Subsequently, the Company changed its name to "Cenco Petroleum Ltd." effective September 20, 1991.  On August 7, 1996, the Company's name was changed to "IGC Internet Gaming Corporation" and concurrently the Company subdivided its share capital on the basis of one and one-half old common shares for one common new share.

The Company changed its name to "IGN Internet Global Network Inc." effective November 21, 1996 and on September 23, 2003 changed its name to "AssistGlobal Technologies Corp." and concurrently subdivided its share capital on the basis of three old shares for one new share.

On July 5, 2005, the Company changed its name to "Bassett Ventures Inc." and concurrently consolidated its share capital on the basis of four old shares for one new share.  On June 13, 2007, the Company changed its name to "Arris Resource Inc." and concurrently consolidated its share capital on the basis of five old shares for one new share.  Upon completion of the Arrangement, the Company will continue to carry on its business under the name "Arris Resource Inc."

Arris Resources' principal executive office is located at 1250 West Hastings Street, Vancouver, British Columbia, Canada V6E 2M4.  The Company's registered and records office address is Suite 1000, 925 West Georgia Street, Vancouver, B.C. V6C 3L2.

Directors and Officers

The completion of the Arrangement will not cause any changes in the directors of the Company who are elected at the Meeting or of the current officers of the Company.

Business of the Company – Three-year history

The Company is a publicly traded resources exploration and development company.  Arris Resources was previously engaged in the business of developing, selling, hosting and supporting project and facility management software and providing other custom application solutions globally through its former wholly-owned subsidiary AssistGlobal Inc. ("AGI").  AGI's main propriety line was Microview FM, a system designed for use on personal digital assistance devices.  Microview FM recorded and updated facilities data on the spot for large scale reorganizations, employee moves, inventory, maintenance and inspection activities.

Pursuant to an acquisition agreement dated July 6, 2003 (the "Acquisition Agreement") with AssistGlobal.com Communications Inc. ("AGI.com") and its principal shareholders, the Company agreed to acquire all of the issued and outstanding shares of AGI.com in exchange for the issuance of 10,350,000 of the Company's common shares (the "IGN Shares") at a deemed price of $0.35 per share.

The Company was unable to secure financing for AGI's operations.  As a result, the Company's board of directors together with the board of directors of AGI.com determined that it was in the best interests of both companies that the Company divest of all of its interest in AGI.com to the former principal shareholders.  The Company disposed of its assets of AGI.com and the officers and employees of AGI.com surrendered 1,688,992 of the Company's common shares.  These surrendered shares were cancelled and returned to treasury.  As part of the transaction, the Company forgave $279,230 of intercorporate debt owed to the Company by AGI.com and transferred the Company's ownership of AssistGlobal (USA) Inc., a wholly-owned subsidiary of the Company incorporated in the State of Nevada in September 2003, to AGI.com.  The disposition of the assets of AGI.com was approved by special resolution passed at the Company's annual general and special shareholders meeting held on June 16, 2005.

Business of the Company Following the Arrangement

Following completion of the Arrangement, the Company will continue to operate as a publicly traded oil and gas exploration and development company.

The principal business operations of the Company are summarized below.

Business Overview

The Company is a publicly traded exploration and development company with onshore petroleum and natural gas rights and oil interests in Alberta, Canada and an interest in twenty–two mineral claims in British Columbia, Canada.  The Company's shares are quoted on the National Association of Securities Dealers Over–the–Counter Bulletin Board (the "OTCBB") in the United States under the symbol "ARRRF" and are listed and posted on the Exchange under the symbol "AAS".  The Company's primary objective is to acquire ownership in resource properties worthy of exploration and development and to develop its existing oil, petroleum and natural gas properties and mineral claims so that these properties can realize their potential value.  The Company believes that this approach will maximize return on investment and cash flow to build long–term shareholder value.  The Company continually evaluates its existing operations and investigates the possible acquisition of new properties.

The principal assets of the Company are summarized below.

Oil and Gas Properties: Alexander, Alberta

In February 2007, the Company entered into a purchase and sale agreement with Arctos Petroleum Corp. ("Arctos"), whereby Arctos agreed to sell to the Company an interest in a petroleum and natural gas property located in the Alexander Area of Alberta for a purchase price of $150,000.  The property consists of sixty-four gross hectares (approximately nineteen net hectares) of onshore petroleum and natural gas rights, of which Arris Resources holds a thirty (30%) percent working interest.

The Alexander Property includes a producing Ellerslie/Wabamun oil well at 6-7-57-1W5 and a forty (40%) percent interest in an oil battery at 3-7-57-1W5.  The Ellerslie/Wabamun oil well, the main well in the project, was re-equipped and has begun periodic production.  Arris Resources is in a non-participation penalty position on both the well and the battery and does not currently receive production or fee revenues from these assets.  The Company is not the operator of the project.

Arris Resources held an average forty (40%) percent working interest in an additional nine hundred and sixty gross hectares of non-producing land in this area, which expired in 2007.

Description of Share Capital

The authorized share capital of the Company consists of an unlimited number of Arris Resources Shares, of which 17,583,372 were issued and outstanding as at November 5, 2009.

Arris Resources Shareholders are entitled to receive notice of any meeting of Arris Resources Shareholders and to attend and vote thereat, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote.  Each Arris Resources Share entitles its holder to one vote at meetings at which they are entitled to attend and vote.  The holders of Arris Resources Shares are entitled to receive, on a pro–rata basis, such dividends as the Board may declare out of funds legally available for the payment of dividends.  On the dissolution, liquidation, winding–up or other distribution of the assets of the Company, Arris Resources Shareholders are entitled to receive on a pro–rata basis all of the assets of the Company remaining after payment of all of the Company's liabilities and subject to the prior rights attached to any preferred shares of Arris Resources to receive a return of capital and unpaid dividends.  The Arris Resources Shares carry no preemptive or conversion rights.

Changes in Share Capital

As at May 19, 2009, the Company had 15,043,372 common shares issued and outstanding.  Arris Resources issued 1,250,000 options on April 7, 2009 at an exercise price of US$0.15.  On April 21, 2009, the Company announced that it had completed a private placement for proceeds of US$250,000.  Pursuant to the private placement, the Company issued a total of 2,500,000 units (each, a "Unit") at a price of US$0.10 per Unit.  Each Unit consisted of an Arris Resources Share and one Arris Resources Warrant.  Each Arris Resources Warrant entitles the holder to purchase, for a period of two years, an additional Arris Resources Share at an exercise price of US$0.13.  The proceeds from the private placement were used to increase the Company's working capital. The warrants have been exercised.

In October 2009, the 2,500,000 warrants from the April 21, 2009 Private Placement were exercised for $335,000. In addition, in October 2009, 40,000 options were exercised for $5,000.

As of November 5th, 2009 the Company had 17,583,372 shares and 1,210,000 options issued and outstanding.

Dividend Policy

Arris Resources has not paid dividends since incorporation.  Arris Resources currently intends to retain all available funds, if any, for use in its business.

Trading Price and Volume

The Arris Resources Shares are listed and posted for trading on the Exchange under the symbol "AAS" and are quoted on the OTCBB under the symbol "ARRRF".  The following tables set forth information relating to the trading of the Arris Resources Shares on the Exchange and the OTCBB for the months indicated:

	Canadian National Stock Exchange
	Sales Price
2008	Low		High	Volume
		(US$)(1)		(#)
June	0.55		0.91	22.647
July	0.80		0.90	12,000
August	0.75		0.80	7,000
September	0.75		0.75	9,258
October	0.45		0.75	44,400
November	0.70		0.70	570,000
December	0.50		0.50	583

2009

January	0.20		0.30	19,500
February	0.13		0.13	1,500
March	0.15		0.15	500
April	0.10		0.10	5,500
May	–––		–––	Nil
June	---		---	Nil
July	--		--	Nil
August	--		---	Nil
September	0.40		1.00	113,000
October	1.00		1.10	28,900

	OTCBB
	Sales Price
2008	Low		High	Volume
		(US$)(1)		(#)
June	0.60		0.60	100
July	0.60		0.89	9,916
August	–––		–––	Nil
September	0.60		0.60	262
October	–––		–––	Nil
November	–––		–––	Nil
December	0.56		0.58	2,200

2009

January	0.40	0.40	1,233
February	0.15	0.15	1,900
March	–––	–––	Nil
May	–––	–––	Nil
June	---	---	Nil
July	---	---	Nil
August	---	---	Nil
September	---	---	Nil
October	.91	.91	206

_____________

NOTES:

(1)

Effective April 27, 2009, the Company changed its reporting currency from the U.S. dollar to the Canadian dollar.

The price of the Arris Resources Shares on the Exchange at the close of business on September 30, 2009, the last date the Arris Resources Shares traded on the Exchange, was US$0.15, and on the OTCBB at the close of business on September 30, 2009, the last date the Arris Resources Shares traded on the OTCBB, was US$0.15.

Selected Unaudited Pro–Forma Consolidated Financial Information of the Company

The following selected unaudited pro–forma consolidated financial information for the Company is based on the assumptions described in the respective notes to the Company's unaudited pro–forma consolidated balance sheet as at September 30, 2009, attached to this Circular as Schedule "E".  This unaudited pro–forma consolidated balance sheet has been prepared based on the assumption that, among other things, the Arrangement had occurred on September 30, 2009.  The pro–forma consolidated balance sheet has been derived from the audited consolidated balance sheet of the Company as at December 30, 2008, giving effect to the Arrangement.  The pro–forma consolidated balance sheet is not intended to reflect the financial position that would have resulted if the events reflected therein had occurred on the dates indicated.  In addition, the pro–forma consolidated balance sheet is not necessarily indicative of the financial position that may be attained in the future.  The pro–forma consolidated balance sheet should be read in conjunction with the Company's audited December 31, 2008 annual financial statements which are appended to this Circular as Schedule "K".

	Pro–forma
	September 30, 2009
	(unaudited)

Cash and cash equivalents	$262,788	(1)
Amounts receivable	5,005
Marketable Securities	0
Equipment	4,909
Mineral property	0
Oil and gas property	150,000
Total assets	$422,702

Accounts payable and accrued liabilities	$32,345
Due to related party	22,441
Shareholders' equity	367,916
Total liabilities and shareholders' equity	$422,702

(1)  Subsequent to September 30th, 2.5 million warrants were exercised for $335,000 and 40,000 options were exercised for $5,000.

The Company's Year–End Audited Financial Statements

The Company's consolidated audited financial statements for the year ended December 31, 2008 are attached hereto as Schedule "K".  The Company's management's discussion and analysis dated April 29, 2009, for the year ended December 31, 2008 is attached hereto as Schedule "K".

Material Contracts

The following are the contracts material to Arris Resources:

(1)

The Arrangement Agreement; and

(2)

The Arris Resources Stock Option Plan.

CLI RESOURCE CORP. AFTER THE ARRANGEMENT

The following is a description of CLI assuming completion of the Arrangement.

Name, Address and Incorporation

CLI was incorporated as "CLI Resources Inc" pursuant to the Act on October 16, 2009, for the purposes of the Arrangement  CLI is currently a private company and a wholly-owned subsidiary of Arris Resources.  CLI's head office is located at 1250 West Hastings Street, Vancouver, British Columbia, and its registered and records office is located at 1250 West Hastings Street, Vancouver, British Columbia.

Inter-corporate Relationships

CLI does not have any subsidiaries.

Significant Acquisition and Dispositions

CLI has not completed a fiscal year.  There are no significant acquisitions or dispositions, completed or probable, for which financial statements would be required under applicable securities legislation, save pursuant to this Arrangement described herein.  Details of the Arrangement are provided under "The Arrangement".  The Arrangement, if successfully completed, will result in CLI holding the Property and receiving funds necessary to commence development of the Property.  The future operating results and financial position of CLI cannot be predicted.  Shareholders may review the Arris Resources and CLI pro–forma consolidated financial statements attached as Schedule "E" and Schedule "F" hereto respectively.

Private Placement

In connection with the Arrangement, CLI Resources intends to complete a non-brokered private placement (the “Private Placement” of 2,000,000 flow-through common shares at a price per share of $0.05 for aggregate gross proceeds of $100,000 on or before the Effective Date. CLI Resources will use the funds from this Private Placement for general and administrative expenses and for working capital purposes following completion of the Arrangement.

Trends

CLI Resource Corp is a mineral exploration company. CLI principal business following the Arrangement will be the exploration and development of the Gladys Lake Property. CLI may also acquire additional properties and carry out early stage exploration on such mineral properties and then sell, option or joint venture the properties. Accordingly, CLI’s financial success may be dependent upon the extent to which it can discover mineralization and the economic viability of developing any such additional properties. The discovery of mineralization and the development of properties to the point where they may be sold, optioned or joint ventured may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. As an exploration phase company, CLI does not anticipate producing revenues for some time, other than from the sale, optioning or joint venturing of any mineral properties it may acquire. The sale value of any mineralization discovered by CLI is largely dependent upon factors beyond CLI's control, such as the market value of the contained metals. See "Risk Factors".

Other than as disclosed in this Circular, CLI is not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon its revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

General Development of CLI's Business

CLI was incorporated on October 16, 2009 and has not yet commenced commercial operations.  CLI will acquire the Property as part of the Arrangement, and will commence operations as a junior mineral exploration and development company.  The $100.000 Private Placement should provide CLI with the capital necessary to fulfill CLI's short-term needs.  Completion of the Arrangement is subject to the approval of the Arrangement by the Arris Resources Shareholders, the Court and the Exchange.

CLI's Business History

In August 2005, Robert H. Pinsent, PH.D, P. Geo prepared a Geological Report for Globetech Ventures Corp on the Gladys Lake Molybdenum Property in the Atlin, BC area. In the Summary, Dr Pinsent postulated concerning the Gladys Lake property as follows.

“The Gladys Lake molybdenum property has not been thoroughly explored and there is no resource estimate. Given the size of the hydrothermal system and its location approximately on the projection of a regional northeast-trending zone of structural complexity that hosts the Adanac molybdenum deposit in similar intrusive rocks, the property has considerable merit.” The Adanac strike is an approximate $700 million molybdenum deposit, which has been stalled by First Nations land claims.

In November 2008, Arris Resources entered into an agreement (the "Purchase Agreement") with a British Columbia private company (the "Seller") to purchase twenty-two mineral claims located approximately fifty kilometers northeast of Atlin, British Columbia in the Atlin mining district for aggregate consideration of US$250,000. In August 2009, Arris made payment instead of exploration and development on five of the above mentioned claims. They are Tenure 557726 – Moly 1, Tenure 557728 – Moly 2, Tenure 558245 – Moly 4, Tenure 558789 – Moly 8 and Tenure 573855 – Mo 1, to the government of British Columbia.

The Board of Arris Resources has determined that it would be in the best interests of the Company to continue to focus its business efforts on its principal business activities, being the exploration and development of its petroleum and natural gas properties and oil interests in Alberta, Canada, and the Company's mineral claims in British Columbia, Canada, and transfer its interest in the Property to a newly-formed subsidiary company, being CLI Resource Corp, pursuant to a plan of arrangement, in exchange for CLI Shares that would be distributed to the Arris Resources Shareholders.

Pursuant to the Arrangement, Arris Resources will transfer to CLI all of Arris Resources' interest in the five previously mentioned claims at the Gladys Lake Property in exchange for 17,583,372 CLI Shares, which shares will be distributed to the Arris Resources Shareholders who hold Arris Resources Shares on the Share Distribution Record Date.  The funds to be received by CLI pursuant to the Arrangement should provide CLI with the capital necessary to complete a feasibility study on the Property, to pay for rezoning studies and related applications and approvals, for general and administrative expenses and for working capital purposes.  Completion of the Arrangement is subject to the approval of the Arrangement by the Arris Resources Shareholders, the Court and the Exchange.

Selected Unaudited Pro–Forma Financial Information of CLI

CLI was incorporated on October 16, 2009.  CLI has not yet conducted any commercial operations.  The following is a summary of certain financial information on a pro–forma basis for CLI as at September 30, 2009, assuming completion of the Arrangement as of such date, and should be read in conjunction with the unaudited pro–forma consolidated balance sheet of CLI appended to this Circular as Schedule "F".  This pro–forma consolidated balance sheet was prepared as if the Arrangement had occurred on September 30, 2009, taking into account the assumptions stated therein.  The pro–forma consolidated balance sheet is not necessarily reflective of the financial position that would have resulted if the events described therein had occurred on September 30, 2009.  In addition, the pro–forma consolidated balance sheet is not necessarily indicative of the financial position that may be attained in the future.

Pro–forma Financial
Information of CLI
as at September 30, 2009
(unaudited)
Cash and cash equivalents	$100,001
Five (5) mineral claims	295,612
Current liabilities	Nil
Shareholders' Equity	$395,613
Number of issued CLI Shares	17,583,372

Dividends

CLI does not anticipate paying any dividends on its common shares in the short or medium term.  Any decision to pay dividends on the CLI Shares in the future will be made by the board of directors of CLI on the basis of the earnings, financial requirements and other conditions existing at such time.

Business of CLI

General

CLI in not carrying on any business at the present time.  On completion of the Arrangement, CLI will commence its business as a junior mineral exploration and development company.  The objectives of CLI’s management will be to finance and develop the Mineral Property and to identify and acquire additional mineral properties.

The five claims at the Gladys Lake Property

Following completion of the Agreement, the Mineral Property will be CLI's only development property.

The Gladys Lake Mineral Property is at latitude 590 51’ 50’ north and longitude 1330  05’ 56’’ west, approximately 47 km northeast of the community of Atlin, in northern British Columbia

MiPiTvk alkaline volcanic rocks
LKSL granite, alkali feldspar granite intrusive rocks
MJTSto tonalite intrusive rocks
mTrCKelm limestone, marble, calcareous sedimentary rocks
mTrCKech chert, siliceous argillite, siliciclastic rocks
uPJC mudstone / laminite fine clastic sedimentary rocks
uMPCum ultramafic rocks
uMPCN basaltic volcanic rocks
Gladys Lake
59°52'
Gladys Lake prospect
to Atlin
Adanac property
Surprise Lake
0
10
kilometres

GLOBETECH VENTURES CORP.
Gladys Lake Molybdenum Property

Regional Geology Map

Figure 3.

Map 1

«Denotes location of the Property.

Business of CLI Following the Arrangement

Following completion of the Arrangement, CLI intends to commence an in-house feasibility study regarding the development of the Property.  The Gladys Lake Property was probably prospected and mined for gold in the early 1900’s. The basalts and ultramafic rocks are well exposed in the Atlin area and appear to extend in the northeasterly direction through Gladys Lake. The in house feasibility study will be funded from the feasibility and working capital as indicated in the Pro-forma and may include an orientation survey on one or all five of the claims. The survey will attempt to establish survey lines, outcrops and areas which appear to have been prospected.

Following completion of the feasibility study CLI may establish a field work program, which could include surface sampling with a view to outlining potential drilling targets.

CLI will also evaluate and may acquire additional mineral properties for development from time to time.

Liquidity and Capital Resources

Pursuant to the Arrangement, Arris Resources will transfer to CLI all of Arris Resources' interest in the Property in exchange for 17,583,372 CLI Shares, which shares will be distributed to the Arris Resources Shareholders who hold Arris Resources Shares on the Share Distribution Record Date.

CLI is a start-up junior resource development company and therefore has no regular source of income, other than interest income it may earn on funds invested in short–term deposits.  As a result, CLI's ability to conduct operations, including the development of the Property or the evaluation and acquisition of additional mineral properties, is based on its current cash and its ability to raise funds, primarily from equity sources, and there can be no assurance that CLI will be able to do so.

See "Selected Unaudited Pro–forma Financial Information" for information concerning the financial assets of CLI resulting from the Arrangement.

Results of Operations

CLI has not carried out any commercial operations to date.

Available Funds

Pursuant to the Arrangement, Arris Resources will transfer to CLI all of Arris Resources' interest in the Property in exchange for 17,583,372 CLI Shares.

The estimated unaudited pro–forma working capital of CLI at September 30, 2009 is approximately $100,000, which will be available to CLI upon completion of the Private Placement (the "Available Funds").

Principal Purposes for Available Funds

Assuming completion of the Arrangement, CLI will use the Available Funds as follows:

Use of Available Funds	Amount Allotted
Feasibility study costs	$50,000
To fund general and administrative expenses for twelve months	$25,000
To provide working capital	$25,000
Total	$100,000

CLI currently intends to spend the Available Funds as set out above.  There may be circumstances, however, where, for sound business reasons, a reallocation of funds may be necessary.

Administration Expenses

The following table discloses the estimated aggregate monthly and yearly general and administrative expenses that will be incurred by CLI:

Type of Administrative Expense	Monthly Estimated Expenditure
Twelve Month
Estimated
Expenditure

Rent and office services	$250
$
		3,000
Professional fees(1)	$1,125
$
		13,500
Regulatory filing fees	$708
$
		8,500
Total	$2,083
$
		25,000
(1) Legal, audit and accounting.

Share Capital of CLI

The following table represents the share capitalization of CLI as at November 24, 2009, both prior to and assuming completion of the Arrangement, but not the Private Placement.

Share Capital	Authorized	Prior to the Completion of The Arrangement	After Completion of the Arrangement
Common Shares	Unlimited	1(1)	17,583,372

_______________

NOTES:

(1)

One common share of Arris Resources was issued on incorporation and will be redeemed and cancelled by the Company concurrent with the completion of the Arrangement.

(2)

This figure does not include 1,210,000 Arris Resources Stock Options.

CLI is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value, of which 17,583,372 common shares and no preferred shares will be issued and outstanding following completion of the Arrangement.

Common Shares

Holders of CLI Shares are entitled to: (a) receive notice of and attend any meetings of shareholders of CLI and are entitled to one vote for each CLI Share held, except meetings at which only holders of a specified class are entitled to vote; (b) the right to receive, subject to the prior rights and privileges attaching to any other class of shares of CLI, including without limitation the rights of the holders of preferred shares, any dividend declared by CLI; and (c) the right to receive subject to the prior rights and privileges attaching to any other class of CLI shares, including without limitation the holders of preferred shares, the remaining property and assets of CLI upon dissolution.  Subject to the provisions of the Act, CLI may by special resolution fix, from time to time before the issue thereof, the designation, rights, privileges, restrictions, and conditions attaching to each series of CLI Shares including, without limiting the generality of the foregoing, any voting rights, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the terms and conditions of redemption, purchase and conversion if any, and any sinking fund or other provisions.  No special right or restriction attached to any issued shares shall be prejudiced or interfered with unless all shareholders holding shares of each class whose special right or restriction is so prejudiced or interfered with consent thereto in writing, or unless a resolution consenting thereto is passed at a separate class meeting of the holders of the shares of each such class by the majority required to pass a special resolution, or such greater majority as may be specified by the special rights attached to the class of shares of the issued shares of such class.

Preferred Shares

The preferred shares of CLI may, at any time and from time to time, be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be determined by resolution of the board of dividends of CLI.  Holders of preferred shares shall not be entitled to receive notice of and attend any meetings of shareholders of CLI or to vote at any such meetings, except meetings at which only holders of preferred shares are entitled to vote.  Holders of preferred shares are entitled to: (a) the right to receive, subject to the prior rights and privileges attaching to any other class of CLI, any dividend declared by CLI; and (b) the right to receive subject to the prior rights and privileges attaching to any other class of CLI, the remaining property and assets of CLI upon dissolution.  Subject to the provisions of the Act, CLI may by special resolution fix, from time to time before the issue thereof, the designation, rights, privileges, restrictions and conditions attaching to each series of the preferred shares including, without limiting the generality of the foregoing, any voting rights, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the terms and conditions of redemption, purchase and conversion if any, and any sinking fund or other provisions.  No special right or restriction attached to any issued shares shall be prejudiced or interfered with unless all shareholders holding shares of each class whose special right or restriction is so prejudiced or interfered with consent thereto in writing, or unless a resolution consenting thereto is passed at a separate class meeting of the holders of the shares of each such class by the majority required to pass a special resolution, or such greater majority as may be specified by the special rights attached to the class of shares of the issued shares of such class.

There are currently no Preferred Shares issued and outstanding.

Fully Diluted Share Capital of CLI

The pro–forma fully diluted share capital of CLI, assuming completion of the Arrangement and the exercise of all Arris Resources Share Commitments, is set out below:

Designation of CLI Securities	Number of CLI Shares	Percentage of Total
Subscriber's share issued on incorporation(1)	1	0.01%
CLI Shares issued in exchange for Assets, which shares will be distributed to the Arris Resources Shareholders Private Placement	17,583,372 2,000,000	84.56% 12.33%
CLI Shares to be issued pursuant to the CLI Commitment(2)	1,210,000	3.11%
Total	20,793,372	100%

_______________

NOTES:

(1)

One common share of Arris Resources was issued on incorporation and will be redeemed and cancelled by the Company concurrent with the completion of the Arrangement.

(2)

Based on 1,210,000 Arris Resource Stock Options outstanding as at the date hereof.

Prior Sales of Securities of CLI

CLI issued one common share to Arris Resources at a price of $1.00 on incorporation on October 16, 2009.

Options and Warrants

Stock Options

The Arris Resources Shareholders will be asked at the Meeting to approve the CLI Option Plan.  See "Approval of the CLI Stock Option Plan".  As of the Effective Date, assuming approval of the CLI Option Plan by the Arris Resources Shareholders, there will be 1,758,337 CLI Shares available for issuance under the CLI Option Plan.  As of the date of this Circular, CLI has not granted any options under the CLI Option Plan.

Convertible Securities

The following convertible securities of CLI will be outstanding as of the Effective Date.

Designation of Security	Date of Expiry	No. of Common Shares issuable upon exercise	Exercise Price(2)
CLI Commitment	Various	1,210,000(1)	$0.13 – $0.15

_______________

NOTES:

(1)

The number of CLI Shares issuable is based on 1,210,000 Arris Resources Stock Options outstanding as of the date hereof.

(2)

Pursuant to the Arrangement Agreement, Arris Resources will, as agent for CLI, collect and pay to CLI a portion of the proceeds received for each Arris Resources Share Commitments exercised after the Effective Date, with the balance of the exercise price to be retained by Arris Resources, determined in accordance with the Arrangement Agreement.

Principal Shareholders of CLI

To the knowledge of the directors and executive officers of the Company, no person or company will hold, directly or indirectly, as of the Effective Date or will have control or direction over, or a combination of direct or indirect beneficial ownership of and control or direction over, voting securities that will constitute more than 10% of the issued CLI Shares as of the Effective Date.

Directors and Officers of CLI

The following table sets out the names of the current and proposed directors and officers of CLI, the municipalities of residence of each, all offices currently held by each of them, their principal occupations within the five preceding years, the period of time for which each has been a director or executive officer of CLI, and the number and percentage of CLI Shares to be beneficially owned by each, directly or indirectly, or over which control or direction will be exercised, upon completion of the Arrangement.

Name, Province and Country of Residence	Principal Occupation or Employment During the Past 5 Years	Current Position(s) with the Company	Director/Officer Since	Number of Securities Beneficially Owned or over which Control or Direction is Exercised
Lucky Janda British Columbia, Canada	Independent businessman with over 20 years experience in public companies and real estate development	President, and Director	Oct. 2009	Nil
Jamie Lewin British Columbia, Canada

Professional Accountant – (CMA) - CFO of Grand Peak Capital Corp. from February 2009 to present; Director and Chief Financial Officer of Lucky Minerals Inc. from 2008 to present; Director Abenteuer Resources Corp August 2006 to present. CFO Abenteuer Resources August 2006 – October 2009. CFO Dussault Apparel 2007 to 2008.

		Chief Financial Officer	Oct. 2009	Nil
Thomas Tough British Columbia, Canada	Geological consultant with over 40 years experience	Director	Oct. 2009	Nil
Curt Hubert British Columbia, Canada	Financial consultant and adviser to corporations	Director	Oct. 2009	Nil

_______________

NOTES:

The members of CLI's Audit Committee are Thomas Tough, and Lucky Janda and Curt Hubert.  CLI has not established a Compensation Committee.

Management of CLI

The following is a description of the individuals who will be directors and officers of CLI following the completion of the Arrangement:

Lucky Janda, President and Director.  Mr. Janda is a local businessman with over 20 years of experience in public companies and real estate development. Previously, he held numerous board positions with public companies as a director and/or senior officer.

Mr. Janda holds a Bachelor of Economics degree from the University of British Columbia and holds a several positions with community charitable organizations.

Jamie Lewin, Chief Financial Officer. Jamie Lewin is a Certified Management Accountant (CMA) and holds a MBA in Financial Management from City University in Bellevue, WA. He has more than 15 years of experience in  accounting and finance and has been involved with companies on the former VSE and ASE, as well as the TSX-V and the OCTBB. Currently his is a Director with Abenteuer Resources and Lucky Minerals. He is CFO of Grand Peak Capital and Lucky Minerals and until recently, was CFO at Abenteuer Resources. He has served on the Boards of two not-for profit organizations and is the owner of Best Fit Consulting.

Thomas Tough, Director, is geological consultant with over 40 years experience in prospecting, property evaluation, exploration, development, open-pit and underground mine and mill planning and processing, as operator and project manager. As a consultant he has specialized in underground and surface exploration, reserve estimations, and feasibility studies on precious metal projects and underground gold placer deposits along with the development and/or production of precious, base, industrial minerals, gemstones and oil and gas. His experience encompasses projects in 32 other countries in both the western and eastern hemispheres.

Mr. Tough is currently the President, CEO and Director of ISX Resources Inc., President of Maxtech Ventures, and Director of Desert Gold Ventures Inc., all mineral exploration companies.

Mr. Tough has a B.Sc. degree in Geology from University of British Columbia and is a licensed Professional Engineer in British Columbia.

Curt Hubert, Director, is financial consultant and adviser to corporations. He is involved in all aspects of public companies for over 20 years. He has held positions of director and / or senior in numerous public companies engaged in mining, oil and technology. He has held positions of President, Chief Financial Officer and Secretary General. He played a key role in several projects in research funding in public markets.

Corporate Cease Trade Orders or Bankruptcies

No director, officer, promoter or other member of management of CLI is, or within the ten years prior to the date of this Circular has been, a director, officer, promoter or other member of management of any other issuer that, while that person was acting in the capacity of a director, officer, promoter or other member of management of that issuer, was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than thirty consecutive days, was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or appointed to hold the assets of that director, officer or promoter.

Penalties or Sanctions

No director, officer, promoter or other member of management of CLI has, during the ten years prior to the date of this Circular, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion, formation or management of a publicly traded company, or involving fraud or theft.

Personal Bankruptcies

No director, officer, promoter or other member of management of CLI has, during the ten years prior to the date of this Circular, been declared bankrupt or made a voluntary assignment into bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Conflicts of Interest

The directors of CLI are required by law to act honestly and in good faith with a view to the best interest of CLI and to disclose any interests which they may have in any project or opportunity of CLI.  If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter.  In determining whether or not CLI will participate in any project or opportunity, that director will primarily consider the degree of risk to which CLI may be exposed and its financial position at that time.

Except as disclosed in this Circular, to the best of the Company's knowledge, there are no known existing or potential conflicts of interest among CLI and its promoters, directors, officers or other members of management as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies.

Executive Compensation of CLI

The executive officers of CLI (the "Executive Officers") are:

Lucky Janda	–	Chief Executive Officer and President
Jamie Lewin	–	Chief Financial Officer

CLI does not have an employment contract with any of its Executive Officers pursuant to which the Executive Officers will be compensated for their services as executive officers of CLI.

Indebtedness of Directors and Executive Officers of CLI

No individual who is, or at any time from the date of CLI incorporation to the date hereof was a director or executive officer of CLI, or an associate or affiliate of such an individual, is or has been indebted to CLI.

CLI's Auditor

A. ACAL Group, Chartered Accountants, are the auditors of CLI.

CLI's Material Contracts

The following are the contracts which are material to CLI:

1.

the Arrangement Agreement;

2.

the CLI Option Plan.

The material contracts described above may be inspected at the registered office of CLI at 1250 West Hastings Street, Vancouver, British Columbia, during normal business hours prior to the Meeting and for a period of thirty days thereafter.

Promoters

The Company is the promoter of CLI.

QMI SEISMIC INC. AFTER THE ARRANGEMENT

The following is a description of QMI assuming completion of the Arrangement.

Name, Address and Incorporation

QMI was incorporated as "QMI Seismic Inc" pursuant to the Act on October 16, 2009, for the purposes of the Arrangement QMI is currently a private company and a wholly-owned subsidiary of Arris Resources.  QMI's head office is located at 1250 West Hastings Street, Vancouver, British Columbia, and its registered and records office is located at 1250 West Hastings Street, Vancouver, British Columbia.

Inter-corporate Relationships

QMI does not have any subsidiaries.

Significant Acquisition and Dispositions

QMI has not completed a fiscal year.  There are no significant acquisitions or dispositions, completed or probable, for which financial statements would be required under applicable securities legislation, save pursuant to this Arrangement described herein.  Details of the Arrangement are provided under "The Arrangement".  The Arrangement, if successfully completed, will result in QMI holding the Distribution Agreement for all India, for earthquake sensors.  The future operating results and financial position of QMI cannot be predicted.  Shareholders may review the Arris Resources and QMI pro–forma consolidated financial statements attached as Schedule "G" and Schedule "E" hereto respectively.

Private Placement

In connection with the Arrangement, QMI Seismic intends to complete a non-brokered private placement (the (“Private Placement”) of 2,000,000 common shares at a price per share of $0.05 for aggregate gross proceeds of $100,000 on or before the Effective Date. QMI Seismic will use the funds from this Private Placement for general and administrative expenses and for working capital purposes following completion of the Arrangement

Trends

QMI Seismic Inc is a distribution company. QMI principal business following the Arrangement will be the development of the Distribution Agreement. QMI may also acquire additional distribution agreements. Accordingly, QMI’s financial success may be dependent upon the extent to which it can develop the distribution agreement and the economic viability of developing any such additional agreements.

The success of QMI is largely dependent upon factors beyond QMI's control, such as the market value of the seismic sensors. See "Risk Factors".

Other than as disclosed in this Circular, QMI is not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon its revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

General Development of QMIs Business

QMI was incorporated on October 16, 2009 and has not yet commenced commercial operations.  QMI will acquire the Distribution Agreement as part of the Arrangement, and will commence operations as seismic sensor distribution company.  The Private Placement should provide QMI with the capital necessary to fulfill QMI's short-term needs.  Completion of the Arrangement is subject to the approval of the Arrangement by the Arris Resources Shareholders, the Court and the Exchange.

QMI's Business History

QMI Manufacturing Inc is an established British Columbia company making and currently selling approximate 10,000 seismic sensors a year. It has recently singed a distribution agreement with a North Carolina firm to distribute its sensors in China. The initial order was for 3,000 sensors.

In October 2009, Arris Resources entered into an agreement (the "Distribution Agreement") with a British Columbia private company (the "Manufacturer") to distribute its seismic sensors in India. Initial sales projections are 1,000 each of three products in year one, 2,000 each of three products in year two and 3,000 each of three products in year three, with 100% mark-up on the FOB wholesale price. Please see the Wholesale Price to Distributers in annex.

	Wholesale	Year 1	Year 2	Year 3	Total
Unit Sales		1,000	2,000	3,000
Seismic Sensor 2700	$200	$200,000	$400,000	$600,000	$1,200,000
RF Quake	$105	$105,000	$210,000	$420,000	$ 735,000
Watch Dog	$45	$ 45,000	$ 90,000	$180,000	$ 315,000
		$350,000	$700,000	$1,200,000	$ 2,250,000

Distribution agreements are available for all other countries subject to earth quake activity.

The Board of Arris Resources has determined that it would be in the best interests of the Company to continue to focus its business efforts on its principal business activities, being the exploration and development of its petroleum and natural gas properties and oil interests in Alberta, Canada, and transfer its interest in the Distribution Agreement to a newly-formed subsidiary company, being QMI Seismic Inc, pursuant to a plan of arrangement, in exchange for QMI Shares that would be distributed to the Arris Resources Shareholders.

Pursuant to the Arrangement, Arris Resources will transfer to QMI all of Arris Resources' interest in the Distribution Agreement in exchange for 17,583,372 QMI Shares, which shares will be distributed to the Arris Resources Shareholders who hold Arris Resources Shares on the Share Distribution Record Date.  The funds to be received by QMI pursuant to the Arrangement should provide QMI with the capital necessary to complete a feasibility study on the Distribution, to pay related applications and approvals, for general and administrative expenses and for working capital purposes.  Completion of the Arrangement is subject to the approval of the Arrangement by the Arris Resources Shareholders, the Court and the Exchange.

Selected Unaudited Pro–Forma Financial Information of QMI

QMI was incorporated on October 16, 2009.  QMI has not yet conducted any commercial operations.  The following is a summary of certain financial information on a pro–forma basis for QMI as at September 30, 2009, assuming completion of the Arrangement as of such date, and should be read in conjunction with the unaudited pro–forma consolidated balance sheet of QMI appended to this Circular as Schedule "G".  This pro–forma consolidated balance sheet was prepared as if the Arrangement had occurred on September 30, 2009, taking into account the assumptions stated therein.  The pro–forma consolidated balance sheet is not necessarily reflective of the financial position that would have resulted if the events described therein had occurred on September 30, 2009.  In addition, the pro–forma consolidated balance sheet is not necessarily indicative of the financial position that may be attained in the future.

Pro–forma Financial
Information of QMI
as at September 30, 2009
(unaudited)
Cash and cash equivalents	$100,000
Distribution Agreement	$100,000
Current liabilities	Nil
Shareholders' Equity	$200,000
Number of issued QMI Shares	17,583,372

Dividends

QMI does not anticipate paying any dividends on its common shares in the short or medium term.  Any decision to pay dividends on the QMI Shares in the future will be made by the board of directors of QMI on the basis of the earnings, financial requirements and other conditions existing at such time.

Business of QMI Following the Arrangement

General

QMI is not carrying on any business at the present time.  On completion of the Arrangement, QMI will commence its business as a distributor of seismic products in India. QMI intends to commence an in-house feasibility study regarding the development of the Distribution Agreement.  The feasibility study will consider the Distributor’s Duties and Obligations and how to best achieve them.

Distributor’s Duties and Obligations

a)-Promote Product and solicit orders for sales of QMI Manufacturing Inc.'s Electronic Earthquake Control Monitoring Systems and related products in its Territory.

b)-Furnish engineering services including but not limited to reviewing and evaluating the requirements for the products and participating in the selection and designation of the proper products and specifications thereof

c)-Furnish proper technical services to all users of the Products located or installed in the Territory, including but not limited to, assistance in connection with the start-up, check out and calibration of Products, the diagnosis of user inquires concerning Products and the servicing of deficiencies in, and the performance of warranty obligations on the products in the manner specified from time by Principal.

d)-Maintain in the Territory suitable premises, equipment and current technical and promotional literature for the Products; and employ sufficient and suitably qualified and trained technical engineering and other competent personnel necessary to carry out the duties of the Distributor under this Agreement. Distributor and its personnel shall maintain a working knowledge and familiarity with the Products, including associated services and attend training sessions as appropriate to maintain such knowledge and familiarity.

e)-Keep Principal fully informed of commercial and market conditions within the Territory and of the activities of customers and competitors and regularly covers the trade and industry for the purposes of furthering sales of the Products.

f)- The Distributor's responsibility is only to market the Principle's product.

g)- Aided by all laws, electrical and plumbing codes, laws and government rules and regulations applicable to Distributor.

h)- All orders are FOB Coquitlam, British Columbia.

Following completion of the feasibility study QMI will devise a strategic and tactical plan to assist with the implementation of the Distributor’s Duties and Obligations..

Liquidity and Capital Resources

Pursuant to the Arrangement, Arris Resources will transfer to QMI all of Arris Resources' interest in the Distribution Agreement in exchange for 17,583,372 QMI Shares, which shares will be distributed to the Arris Resources Shareholders who hold Arris Resources Shares on the Share Distribution Record Date.

QMI is a start-up distribution company and therefore has no regular source of income, other than interest income it may earn on funds invested in short–term deposits.  As a result, QMI's ability to conduct operations, including the development of the Distribution Agreement or the evaluation and acquisition of additional distribution agreements, is based on its current cash and its ability to raise funds, primarily from equity sources, and there can be no assurance that QMI will be able to do so.

See "Selected Unaudited Pro–forma Financial Information" for information concerning the financial assets of QMI resulting from the Arrangement.

Results of Operations

QMI has not carried out any commercial operations to date.

Available Funds

Pursuant to the Arrangement, Arris Resources will transfer to QMI all of Arris Resources' interest in the Distribution Agreement in exchange for 17,583,372 QMI Shares.

The estimated unaudited pro–forma working capital of QMI at September 30, 2009 is approximately $100,000, which will be available to QMI upon completion of the Private Placement (the "Available Funds").

Principal Purposes for Available Funds

Assuming completion of the Arrangement, QMI will use the Available Funds as follows:

Use of Available Funds	Amount Allotted
Feasibility study costs	$50,000
To fund general and administrative expenses for twelve months	$25,000
To provide working capital	$25,000
Total	$100,000

QMI currently intends to spend the Available Funds as set out above.  There may be circumstances, however, where, for sound business reasons, a reallocation of funds may be necessary.

Administration Expenses

The following table discloses the estimated aggregate monthly and yearly general and administrative expenses that will be incurred by QMI:

Type of Administrative Expense	Monthly Estimated Expenditure	Twelve Month Estimated Expenditure
Rent and office services	$250	$3,000
Professional fees(1)	$1,125	$13,500
Regulatory filing fees	$708	$8,500
Total	$2,083	$25,000
(2) Legal, audit and accounting.

Share Capital of QMI

The following table represents the share capitalization of QMI as at November 24, 2009, both prior to and assuming completion of the Arrangement.

Share Capital	Authorized	Prior to the Completion of The Arrangement	After Completion of the Arrangement
Common Shares	Unlimited	1(1)	17,583,372(2)

_______________

NOTES:

(3)

One common share of Arris Resources was issued on incorporation and will be redeemed and cancelled by the Company concurrent with the completion of the Arrangement.

(4)

This figure does not include up to 1,210,000 Arris Resources Stock Options.

QMI is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value, of which 17,583,372common shares and no preferred shares will be issued and outstanding following completion of the Arrangement.

Common Shares

Holders of QMI Shares are entitled to: (a) receive notice of and attend any meetings of shareholders of QMI and are entitled to one vote for each QMI Share held, except meetings at which only holders of a specified class are entitled to vote; (b) the right to receive, subject to the prior rights and privileges attaching to any other class of shares of QMI, including without limitation the rights of the holders of preferred shares, any dividend declared by QMI; and (c) the right to receive subject to the prior rights and privileges attaching to any other class of QMI shares, including without limitation the holders of preferred shares, the remaining property and assets of QMI upon dissolution.  Subject to the provisions of the Act, QMI may by special resolution fix, from time to time before the issue thereof, the designation, rights, privileges, restrictions, and conditions attaching to each series of QMI Shares including, without limiting the generality of the foregoing, any voting rights, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the terms and conditions of redemption, purchase and conversion if any, and any sinking fund or other provisions.  No special right or restriction attached to any issued shares shall be prejudiced or interfered with unless all shareholders holding shares of each class whose special right or restriction is so prejudiced or interfered with consent thereto in writing, or unless a resolution consenting thereto is passed at a separate class meeting of the holders of the shares of each such class by the majority required to pass a special resolution, or such greater majority as may be specified by the special rights attached to the class of shares of the issued shares of such class.

Preferred Shares

The preferred shares of QMI may, at any time and from time to time, be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be determined by resolution of the board of dividends of QMI.  Holders of preferred shares shall not be entitled to receive notice of and attend any meetings of shareholders of QMI or to vote at any such meetings, except meetings at which only holders of preferred shares are entitled to vote.  Holders of preferred shares are entitled to: (a) the right to receive, subject to the prior rights and privileges attaching to any other class of QMI, any dividend declared by QMI; and (b) the right to receive subject to the prior rights and privileges attaching to any other class of QMI, the remaining property and assets of QMI upon dissolution.  Subject to the provisions of the Act, QMI may by special resolution fix, from time to time before the issue thereof, the designation, rights, privileges, restrictions and conditions attaching to each series of the preferred shares including, without limiting the generality of the foregoing, any voting rights, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the terms and conditions of redemption, purchase and conversion if any, and any sinking fund or other provisions.  No special right or restriction attached to any issued shares shall be prejudiced or interfered with unless all shareholders holding shares of each class whose special right or restriction is so prejudiced or interfered with consent thereto in writing, or unless a resolution consenting thereto is passed at a separate class meeting of the holders of the shares of each such class by the majority required to pass a special resolution, or such greater majority as may be specified by the special rights attached to the class of shares of the issued shares of such class.

There are currently no Preferred Shares issued and outstanding.

Fully Diluted Share Capital of QMI

The pro–forma fully diluted share capital of QMI, assuming completion of the Arrangement and the exercise of all Arris Resources Share Commitments, is set out below:

Designation of QMI Securities	Number of QMI Shares	Percentage of Total
Subscriber's share issued on incorporation(1)	1	0.01%
QMI Shares issued in exchange for Assets, which shares will be distributed to the Arris Resources Shareholders Private Placement	17,583,372 2,000,000	84.56% 12.33%
QMI Shares to be issued pursuant to the QMI Commitment(2)	1,210,000	3.11%
Total	20,793,372	100%

_______________

NOTES:

(3)

One common share of Arris Resources was issued on incorporation and will be redeemed and cancelled by the Company concurrent with the completion of the Arrangement.

(4)

Based on 1,210,000 Arris Resource Stock Options outstanding as at the date hereof.

Prior Sales of Securities of QMI

QMI issued one common share to Arris Resources at a price of $1.00 on incorporation on October 16, 2009.

Options and Warrants

Stock Options

The Arris Resources Shareholders will be asked at the Meeting to approve the QMI Option Plan.  See "Approval of the QMI Stock Option Plan".  As of the Effective Date, assuming approval of the QMI Option Plan by the Arris Resources Shareholders, there will be 17,583,372 QMI Shares available for issuance under the QMI Option Plan.  As of the date of this Circular, QMI has not granted any options under the QMI Option Plan.

Convertible Securities

The following convertible securities of QMI will be outstanding as of the Effective Date.

Designation of Security	Date of Expiry	No. of Common Shares issuable upon exercise	Exercise Price(2)
QMI Commitment	Various	1,210,000(1)	US$0.13 – US$0.15

_______________

NOTES:

(3)

The number of QMI Shares issuable is based on 1,210,000 Arris Resources Stock Options outstanding as of the date hereof.

(4)

Pursuant to the Arrangement Agreement, Arris Resources will, as agent for QMI, collect and pay to QMI a portion of the proceeds received for each Arris Resources Share Commitments exercised after the Effective Date, with the balance of the exercise price to be retained by Arris Resources, determined in accordance with the Arrangement Agreement.

Principal Shareholders of QMI

To the knowledge of the directors and executive officers of the Company, no person or company will hold, directly or indirectly, as of the Effective Date or will have control or direction over, or a combination of direct or indirect beneficial ownership of and control or direction over, voting securities that will constitute more than 10% of the issued QMI Shares as of the Effective Date.

Directors and Officers of QMI

The following table sets out the names of the current and proposed directors and officers of QMI, the municipalities of residence of each, all offices currently held by each of them, their principal occupations within the five preceding years, the period of time for which each has been a director or executive officer of QMI, and the number and percentage of QMI Shares to be beneficially owned by each, directly or indirectly, or over which control or direction will be exercised, upon completion of the Arrangement.

Name, Province and Country of Residence	Principal Occupation or Employment During the Past 5 Years	Current Position(s) with the Company	Director/Officer Since	Number of Securities Beneficially Owned or over which Control or Direction is Exercised
Navchand Jagpal British Columbia

President and Chief Executive Officer of Grand Peak Capital Corp. from July 2006 to present; Chief Financial Officer of Grand Peak Capital Corp. from July 2006 to February 2009; Chief Financial Officer and Corporate Secretary of American United Gold Corp. from August 2004 to November 2005; Corporate Secretary of Anderson Gold Corp. from December 2003 to November 2006.

		President, Chief Executive Officer and Director	Oct. 2009	Nil
Jamie Lewin British Columbia

Professional Accountant – CMA CFO of Grand Peak Capital Corp. from February 2009 to present; Chief Financial Officer of Lucky Minerals Inc. from  2008 to present; CFO Dussault Apparel 2007 to 2008;Director  and former Chief Financial Officer Abenteuer Resources Corp August 2006 to present

		Chief Financial Officer	Oct. 2009	Nil
Rana Vig British Columbia, Canada	Independent businessman	Director	Oct. 2009	Nil
Sandeep Poonia British Columbia, Canada	Sandeep Poonia is a local businessman, with over fifteen years of experience in land development and real estate management.	Director	Oct. 2009	Nil

_______________

NOTES:

The members of QMI's Audit Committee are Sandeep Poonia, Rana Vig, and Jamie Lewin. QMI has not established a Compensation Committee.

Management of QMI

The following is a description of the individuals who will be directors and officers of QMI following the completion of the Arrangement:

Navchand Jagpal, Chief Executive Officer and Director. Navchand Jagpal is presently the Chief Executive Officer and President of Grand Peak Capital Corp.  Mr. Jagpal was previously the Managing Director of JC Business Alliance Group, Chief Financial Officer and Secretary of American United Gold Corp. and Corporate Secretary of Anderson Gold Corp.

Jamie Lewin, Chief Financial Officer, Jamie Lewin is a Certified Management Accountant (CMA) and holds a MBA in Financial Management from City University in Bellevue, WA. He has more than 15 years of experience in  accounting and finance and has been involved with companies on the former VSE and ASE, as well as the TSX-V and the OCTBB. Currently his is a Director with Abenteuer Resources and Lucky Minerals. He is CFO of Grand Peak Capital and Lucky Minerals and until recently, was CFO at Abenteuer Resources. He has served on the Boards of two not-for profit organizations and is the owner of Best Fit Consulting.

Sandeep Poonia, Director is a business consultant with more than 15 years experience in business, management, operations, real estate, and finance. Mr. Poonia managed private real estate assets with a value exceeding $500,000,000.00. Mr. Poonia is presently a director of Arris Resources and a President and CEO of ONA Power Corp.

Rana Vig, Director.   Mr. Vig is a local businessman and publisher of a leading magazine of its industry category.  Mr. Vig is also very active in numerous charitable and community organizations acting as chair, director or advisor for many.

Corporate Cease Trade Orders or Bankruptcies

No director, officer, promoter or other member of management of QMI is, or within the ten years prior to the date of this Circular has been, a director, officer, promoter or other member of management of any other issuer that, while that person was acting in the capacity of a director, officer, promoter or other member of management of that issuer, was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than thirty consecutive days, was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or appointed to hold the assets of that director, officer or promoter.

Penalties or Sanctions

No director, officer, promoter or other member of management of QMI has, during the ten years prior to the date of this Circular, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion, formation or management of a publicly traded company, or involving fraud or theft.

Personal Bankruptcies

No director, officer, promoter or other member of management of QMI has, during the ten years prior to the date of this Circular, been declared bankrupt or made a voluntary assignment into bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Conflicts of Interest

The directors of QMI are required by law to act honestly and in good faith with a view to the best interest of QMI and to disclose any interests which they may have in any project or opportunity of QMI.  If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter.  In determining whether or not QMI will participate in any project or opportunity, that director will primarily consider the degree of risk to which QMI may be exposed and its financial position at that time.

Except as disclosed in this Circular, to the best of the Company's knowledge, there are no known existing or potential conflicts of interest among QMI and its promoters, directors, officers or other members of management as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies.

Executive Compensation of QMI

The executive officers of QMI (the "Executive Officers") are:

Navchand Jagpal	–	Chief Executive Officer and President
Jamie Lewin	–	Chief Financial Officer

QMI does not have an employment contract with any of its Executive Officers pursuant to which the Executive Officers will be compensated for their services as executive officers of QMI.

Indebtedness of Directors and Executive Officers of QMI

No individual who is, or at any time from the date of QMI incorporation to the date hereof was a director or executive officer of QMI, or an associate or affiliate of such an individual, is or has been indebted to QMI.

QMI's Auditor

A. ACAL Group, Chartered Accountants are the auditors of QMI.

QMI's Material Contracts

The following are the contracts which are material to QMI:

3.

the Arrangement Agreement;

4.

the QMI Option Plan; and

5.

the Distribution Agreement.

The material contracts described above may be inspected at the registered office of QMI at 1250 West Hastings Street, Vancouver, British Columbia, during normal business hours prior to the Meeting and for a period of thirty days thereafter.

Promoters

The Company is the promoter of QMI.

ARRIS HOLDINGS INC. AFTER THE ARRANGEMENT

The following is a description of AHI assuming completion of the Arrangement.

Name, Address and Incorporation

AHI was incorporated as "Arris Holdings Inc" pursuant to the Act on October 30, 2009, for the purposes of the Arrangement.  AHI is currently a private company and a wholly-owned subsidiary of Arris Resources.  AHI's head office is located at 1250 West Hastings Street, Vancouver, British Columbia, and its registered and records office is located at 1250 West Hastings Street, Vancouver, British Columbia.

Inter-corporate Relationships

AHI does not have any subsidiaries.

Significant Acquisition and Dispositions

AHI has not completed a fiscal year.  There are no significant acquisitions or dispositions, completed or probable, for which financial statements would be required under applicable securities legislation, save pursuant to this Arrangement described herein.  Details of the Arrangement are provided under "The Arrangement".  The Arrangement, if successfully completed, will result in AHI Holdings Inc. acquiring a portfolio of marketable securities having an aggregate market value of $1,184,000 as at September 30, 2009, and $150,000 in exchange for the issue of 17,583,372 AHI Shares. The future operating results and financial position of AHI cannot be predicted.  Shareholders may review the Arris Resources and AHI pro–forma consolidated financial statements attached as Schedule "H" and Schedule "E" hereto respectively.

Trends

AHI Holdings Inc is an investment company. AHI principal business following the Arrangement will be the development of the Equity Portfolio. AHI may also acquire additional equity portfolios. Accordingly, AHI’s financial success may be dependent upon the extent to which it can develop the equity portfolio and the economic viability of developing any such additional portfolios.

The success of AHI is largely dependent upon factors beyond AHI's control, such as the equities markets in general. See "Risk Factors".

Other than as disclosed in this Circular, AHI is not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon its revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

General Development of AHIs Business

AHI was incorporated on October 30, 2009 and has not yet commenced commercial operations.  AHI will acquire an Equity Portfolio as part of the Arrangement, and will commence operations an investment company.  The $150,000 coming from Arris Resources Inc, as part of the arrangement should provide AHI with the capital necessary to fulfill AHI's short-term needs.  Completion of the Arrangement is subject to the approval of the Arrangement by the Arris Resources Shareholders, the Court and the Exchange.

AHI's Business History

As yet AHI has no commercial operations; however, pursuant to the Arrangement the Company will be investing in small cap Canadian private and public companies.

The Board of Arris Resources has determined that it would be in the best interests of the Company to continue to focus its business efforts on its principal business activities, being the exploration and development of its petroleum and natural gas properties and oil interests in Alberta, Canada, and transfer its interest in the Equity Portfolio to a newly-formed subsidiary company, being AHI Holdings Inc, pursuant to a plan of arrangement, in exchange for 17,583,372 AHI Shares that would be distributed to the Arris Resources Shareholders.

Pursuant to the Arrangement, Arris Resources will transfer to AHI all of Arris Resources' interest in the Equity Portfolio in exchange for 17,583,372 AHI Shares, which shares will be distributed to the Arris Resources Shareholders who hold Arris Resources Shares on the Share Distribution Record Date.  The funds to be received by AHI pursuant to the Arrangement should provide AHI with the capital necessary to undertake research and due diligence studies, for general and administrative expenses and for working capital purposes.  Completion of the Arrangement is subject to the approval of the Arrangement by the Arris Resources Shareholders, the Court and the Exchange.

Selected Unaudited Pro–Forma Financial Information of AHI

AHI was incorporated on October 30, 2009.  AHI has not yet conducted any commercial operations.  The following is a summary of certain financial information on a pro–forma basis for AHI as at September 30, 2009, assuming completion of the Arrangement as of such date, and should be read in conjunction with the unaudited pro–forma consolidated balance sheet of AHI appended to this Circular as Schedule "H".  This pro–forma consolidated balance sheet was prepared as if the Arrangement had occurred on September 30, 2009, taking into account the assumptions stated therein.  The pro–forma consolidated balance sheet is not necessarily reflective of the financial position that would have resulted if the events described therein had occurred on September 30, 2009.  In addition, the pro–forma consolidated balance sheet is not necessarily indicative of the financial position that may be attained in the future.

Pro–forma Financial
Information of AHI
as at September 30, 2009
(unaudited)
Cash and cash equivalents	$150,001
Equity Portfolio	$1,184,000
Current liabilities	Nil
Shareholders' Equity	$1,334,001
Number of issued QMI Shares	17,583,372

Dividends

AHI does not anticipate paying any dividends on its common shares in the short or medium term.  Any decision to pay dividends on the AHI Shares in the future will be made by the board of directors of AHI on the basis of the earnings, financial requirements and other conditions existing at such time.

Business of AHI Following the Arrangement

General

AHI is not carrying on any business at the present time.  On completion of the Arrangement, AHI will commence its business as an investment company. AHI intends to commence in-house research and due diligence studies to promote the development of the small cap private and public company Equity Portfolio.

Liquidity and Capital Resources

Pursuant to the Arrangement, Arris Resources will transfer to AHI all of Arris Resources' interest in the Equity Portfolio in exchange for 17,583,372 AHI Shares, which shares will be distributed to the Arris Resources Shareholders who hold Arris Resources Shares on the Share Distribution Record Date and $150,000.

AHI is a start-up investment company and therefore has no regular source of income, other than interest income it may earn on funds invested in short–term deposits.  As a result, AHI's ability to conduct operations, including the development of the Equity Portfolio or the evaluation and acquisition of additional equity portfolios, is based on its current cash and its ability to raise funds, primarily from equity sources, and there can be no assurance that AHI will be able to do so.

See "Selected Unaudited Pro–forma Financial Information" for information concerning the financial assets of AHI resulting from the Arrangement.

Results of Operations

AHI has not carried out any commercial operations to date.

Available Funds

Pursuant to the Arrangement, Arris Resources will transfer to AHI all of Arris Resources' interest in the Equity Portfolio and $150,000, in exchange for 17,583,372 AHI Shares.

The estimated unaudited pro–forma working capital of AHI at September 30, 2009 is approximately $150,000, which will be available to AHI upon completion of the Arrangement (the "Available Funds").

Principal Purposes for Available Funds

Assuming completion of the Arrangement, AHI will use the Available Funds as follows:

Use of Available Funds	Amount Allotted
Research and Due Diligence study costs	$25,000
To fund general and administrative expenses for twelve months	$12,500
To provide working capital	$12,500
Total	$50,000

AHI currently intends to spend the Available Funds as set out above.  There may be circumstances, however, where, for sound business reasons, a reallocation of funds may be necessary.

Administration Expenses

The following table discloses the estimated aggregate monthly and yearly general and administrative expenses that will be incurred by AHI:

Type of Administrative Expense	Monthly Estimated Expenditure	Twelve Month Estimated Expenditure
Rent and office services	$250	$1,500
Professional fees(1)	$1,125	$6,750
Regulatory filing fees	$708	$4,250
Total	$2,083	$12,500
(3) Legal, audit and accounting.

Share Capital of AHI

The following table represents the share capitalization of AHI as at November 24, 2009, both prior to and assuming completion of the Arrangement.

Share Capital	Authorized	Prior to the Completion of The Arrangement	After Completion of the Arrangement
Common Shares	Unlimited	1(1)	17,583,372(2)

_______________

NOTES:

1.     One common share of Arris Resources was issued on incorporation and will be redeemed and cancelled by the Company concurrent with the completion of the Arrangement.

2.      This figure does not include up t 1,210,000 Arris Resources Stock Options.

AHI is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value, of which 17,583,372common shares and no preferred shares will be issued and outstanding following completion of the Arrangement.

Common Shares

Holders of AHI Shares are entitled to: (a) receive notice of and attend any meetings of shareholders of AHI and are entitled to one vote for each AHI Share held, except meetings at which only holders of a specified class are entitled to vote; (b) the right to receive, subject to the prior rights and privileges attaching to any other class of shares of AHI, including without limitation the rights of the holders of preferred shares, any dividend declared by AHI; and (c) the right to receive subject to the prior rights and privileges attaching to any other class of AHI shares, including without limitation the holders of preferred shares, the remaining property and assets of AHI upon dissolution.  Subject to the provisions of the Act, AHI may by special resolution fix, from time to time before the issue thereof, the designation, rights, privileges, restrictions, and conditions attaching to each series of AHI Shares including, without limiting the generality of the foregoing, any voting rights, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the terms and conditions of redemption, purchase and conversion if any, and any sinking fund or other provisions.  No special right or restriction attached to any issued shares shall be prejudiced or interfered with unless all shareholders holding shares of each class whose special right or restriction is so prejudiced or interfered with consent thereto in writing, or unless a resolution consenting thereto is passed at a separate class meeting of the holders of the shares of each such class by the majority required to pass a special resolution, or such greater majority as may be specified by the special rights attached to the class of shares of the issued shares of such class.

Preferred Shares

The preferred shares of AHI may, at any time and from time to time, be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be determined by resolution of the board of dividends of AHI.  Holders of preferred shares shall not be entitled to receive notice of and attend any meetings of shareholders of AHI or to vote at any such meetings, except meetings at which only holders of preferred shares are entitled to vote.  Holders of preferred shares are entitled to: (a) the right to receive, subject to the prior rights and privileges attaching to any other class of AHI, any dividend declared by AHI; and (b) the right to receive subject to the prior rights and privileges attaching to any other class of AHI, the remaining property and assets of AHI upon dissolution.  Subject to the provisions of the Act, AHI may by special resolution fix, from time to time before the issue thereof, the designation, rights, privileges, restrictions and conditions attaching to each series of the preferred shares including, without limiting the generality of the foregoing, any voting rights, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the terms and conditions of redemption, purchase and conversion if any, and any sinking fund or other provisions.  No special right or restriction attached to any issued shares shall be prejudiced or interfered with unless all shareholders holding shares of each class whose special right or restriction is so prejudiced or interfered with consent thereto in writing, or unless a resolution consenting thereto is passed at a separate class meeting of the holders of the shares of each such class by the majority required to pass a special resolution, or such greater majority as may be specified by the special rights attached to the class of shares of the issued shares of such class.

There are currently no Preferred Shares issued and outstanding.

Fully Diluted Share Capital of AHI

The pro–forma fully diluted share capital of AHI, assuming completion of the Arrangement and the exercise of all Arris Resources Share Commitments, is set out below:

Designation of AHI Securities	Number of AHI Shares	Percentage of Total
Subscriber's share issued on incorporation(1)	1	0.01%
AHI Shares issued in exchange for Assets, which shares will be distributed to the Arris Resources Shareholders	17,583,372	93.33%
AHI Shares to be issued pursuant to the AHI Commitment(2)	1,210,000	6.66%
Total	18,793,372	100%

_______________

NOTES:

(5)

One common share of Arris Resources was issued on incorporation and will be redeemed and cancelled by the Company concurrent with the completion of the Arrangement.

(6)

Based on 1,210,000 Arris Resource Stock Options outstanding as at the date hereof.

Prior Sales of Securities of AHI

AHI issued one common share to Arris Resources at a price of $1.00 on incorporation on October 30, 2009.

Options and Warrants

Stock Options

The Arris Resources Shareholders will be asked at the Meeting to approve the AHI Option Plan.  See "Approval of the AHI Stock Option Plan".  As of the Effective Date, assuming approval of the AHI Option Plan by the Arris Resources Shareholders, there will be 1,750,337 AHI Shares available for issuance under the AHI Option Plan.  As of the date of this Circular, AHI has not granted any options under the AHI Option Plan.

Convertible Securities

The following convertible securities of AHI will be outstanding as of the Effective Date.

Designation of Security	Date of Expiry	No. of Common Shares issuable upon exercise	Exercise Price(2)
AHI Commitment	Various	1,210,000(1)	US$0.13 – US$0.15

_______________

NOTES:

1.     The number of AHI Shares issuable is based on 1,210,000 Arris Resources Stock Options outstanding as of the date hereof.

2.      Pursuant to the Arrangement Agreement, Arris Resources will, as agent for AHI, collect and pay to AHI a portion of the proceeds received for each Arris Resources Share Commitments exercised after the Effective Date, with the balance of the exercise price to be retained by Arris Resources, determined in accordance with the Arrangement Agreement.

Principal Shareholders of AHI

To the knowledge of the directors and executive officers of the Company, no person or company will hold, directly or indirectly, as of the Effective Date or will have control or direction over, or a combination of direct or indirect beneficial ownership of and control or direction over, voting securities that will constitute more than 10% of the issued AHI Shares as of the Effective Date.

Directors and Officers of AHI

The following table sets out the names of the current and proposed directors and officers of AHI, the municipalities of residence of each, all offices currently held by each of them, their principal occupations within the five preceding years, the period of time for which each has been a director or executive officer of AHI, and the number and percentage of AHI Shares to be beneficially owned by each, directly or indirectly, or over which control or direction will be exercised, upon completion of the Arrangement.

Name, Province and Country of Residence	Principal Occupation or Employment During the Past 5 Years	Current Position(s) with the Company	Director/Officer Since	Number of Securities Beneficially Owned or over which Control or Direction is Exercised
Lucky Janda British Columbia	Independent businessman	President, Chief Executive Officer and Director	Oct. 2009	Nil
Jamie Lewin British Columbia

Professional Accountant – CMA CFO of Grand Peak Capital Corp. from February 2009 to present; Chief Financial Officer of Lucky Minerals Inc. from  2008 to present; CFO Dussault Apparel 2007 to 2008;Director  and former Chief Financial Officer Abenteuer Resources Corp August 2006 to present

		Chief Financial Officer	Oct. 2009	Nil
Navchand Jagpal British Columbia Canada

President and Chief Executive Officer of Grand Peak Capital Corp. from July 2006 to present; Chief Financial Officer of Grand Peak Capital Corp. from July 2006 to February 2009; Chief Financial Officer and Corporate Secretary of American United Gold Corp. from August 2004 to November 2005; Corporate Secretary of Anderson Gold Corp. from December 2003 to November 2006.

		Director	Oct. 2009	Nil
Sonny Janda British Columbia, Canada	Independent businessman	Director	Oct. 2009	Nil

_______________

NOTES:

The members of AHI's Audit Committee are Lucky Janda, Sonny Janda and Navchand Jagpal.  AHI has not established a Compensation Committee.

Management of AHI

The following is a description of the individuals who will be directors and officers of AHI following the completion of the Arrangement:

Lucky Janda, Chief Executive Officer and Director is a local businessman with over 20 years of experience in public companies and real estate development. Previously, he held numerous board positions with public companies as a director and/or senior officer. Mr. Janda holds a Bachelor of Economics degree from the University of British Columbia and holds a several positions with community charitable organizations.

Jamie Lewin, Chief Financial Officer, Jamie Lewin is a Certified Management Accountant (CMA) and holds a MBA in Financial Management from City University in Bellevue, WA. He has more than 15 years of experience in  accounting and finance and has been involved with companies on the former VSE and ASE, as well as the TSX-V and the OCTBB. Currently his is a Director with Abenteuer Resources and Lucky Minerals. He is CFO of Grand Peak Capital and Lucky Minerals and until recently, was CFO at Abenteuer Resources. He has served on the Boards of two not-for profit organizations and is the owner of Best Fit Consulting.

Chand Jagpal, Director, is presently the Chief Executive Officer and President of Grand Peak Capital Corp.  Mr. Jagpal was previously the Managing Director of JC Business Alliance Group, Chief Financial Officer and Secretary of American United Gold Corp. and Corporate Secretary of Anderson Gold Corp.

Sonny Janda, Director, has a background primarily in the private sector. His experience in private companies is asset management, more specifically Real Estate Management. His work ranges from Operational to Financial Management of Commercial and Residential Assets and as well as Business Development for future investments.

Mr. Janda holds a Bachelors Degree from Simon Fraser University.

Corporate Cease Trade Orders or Bankruptcies

No director, officer, promoter or other member of management of AHI is, or within the ten years prior to the date of this Circular has been, a director, officer, promoter or other member of management of any other issuer that, while that person was acting in the capacity of a director, officer, promoter or other member of management of that issuer, was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than thirty consecutive days, was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or appointed to hold the assets of that director, officer or promoter.

Penalties or Sanctions

No director, officer, promoter or other member of management of AHI has, during the ten years prior to the date of this Circular, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion, formation or management of a publicly traded company, or involving fraud or theft.

Personal Bankruptcies

No director, officer, promoter or other member of management of AHI has, during the ten years prior to the date of this Circular, been declared bankrupt or made a voluntary assignment into bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Conflicts of Interest

The directors of AHI are required by law to act honestly and in good faith with a view to the best interest of AHI and to disclose any interests which they may have in any project or opportunity of AHI.  If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter.  In determining whether or not AHI will participate in any project or opportunity, that director will primarily consider the degree of risk to which AHI may be exposed and its financial position at that time.

Except as disclosed in this Circular, to the best of the Company's knowledge, there are no known existing or potential conflicts of interest among AHI and its promoters, directors, officers or other members of management as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies.

Executive Compensation of AHI

The executive officers of AHI (the "Executive Officers") are:

Lucky Janda	–	Chief Executive Officer and President
Jamie Lewin	–	Chief Financial Officer

AHI does not have an employment contract with any of its Executive Officers pursuant to which the Executive Officers will be compensated for their services as executive officers of AHI.

Indebtedness of Directors and Executive Officers of AHI

No individual who is, or at any time from the date of AHI incorporation to the date hereof was a director or executive officer of AHI, or an associate or affiliate of such an individual, is or has been indebted to AHI.

AHI's Auditor

A. ACAL Group, Chartered Accountants. CA’s are the auditors of AHI.

AHI's Material Contracts

The following are the contracts which are material to AHI:

6.

the Arrangement Agreement;

7.

the AHI Option Plan;

The material contracts described above may be inspected at the registered office of AHI at 1250 West Hastings Street, Vancouver, British Columbia, during normal business hours prior to the Meeting and for a period of thirty days thereafter.

Promoters

The Company is the promoter of AHI.

TRANSFER AGENT AND REGISTRAR

Arris Resources' registrar and transfer agent is Computershare Trust Company of Canada, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9.

Prior to the Effective Date, CLI, QMI and AHI intends to appoint Computershare Trust Company of Canada, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9 as its registrar and transfer agent.

LEGAL PROCEEDINGS

There are no pending legal proceedings to which the Company or CLI or QMI or AHI is or is likely to be a party or of which any of its properties are, or to the best of knowledge of management of the Company or CLI or QMI or AHI are, likely to be subject.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.  Shareholders of the Company may contact the Company to request copies of the Company's financial statements and management's discussion and analysis by sending a written request to 1250 West Hastings Street, Vancouver, British Columbia, V6E 2M4, Attention: Secretary.  Financial information is provided in the Company's comparative financial statements and management discussion and analysis for its most recently completed financial year.

EXPERTS

The audited consolidated financial statements of the Company as at December 31, 2008, included in this Circular have been so included in reliance upon the report of DeVisser Gray LLP, Chartered Accountants, and upon the authority of such firm as experts in accounting and auditing.  DeVisser Gray LLP, Chartered Accountants, is independent within the meaning of the applicable rules of professional conduct in Canada.

Each of the above named experts has advised the Company that they beneficially own, directly or indirectly, less than 1% of the outstanding Arris Resources Shares, and as a group they own less than one (1%) percent of the issued Arris Resources Shares.

ARRIS RESOURCES FORWARD SHARE SPLIT

Approval of Forward Split of Shares

Introduction

The board of directors has determined that it would be in the best interests of the Company and its shareholders to forward split (“Forward Split”) all of the issued and outstanding common shares of the Company on a one (1) old common shares for five (5) new common shares basis. As at the record date, the authorized share capital of the Company consists of an unlimited number of common shares of which 17,583,372 are outstanding. If the Forward Split is approved and implemented, the number of issued and outstanding common shares will increase to approximately 87,516,860 common shares.

The Shareholders of the Company will be asked at the meeting or any adjournment thereof, to consider and, if thought fit, pass, with or without amendment, a resolution approving the Forward Split.

The articles of the Company call for a split of the issued and outstanding common shares to be approved by either a resolution of the board of directors or an ordinary resolution of the shareholders of the Company. The CNSX may require a forward split of the issued and outstanding common shares to be approved by the shareholders.

In addition, Shareholders of the Company will be requested at the meeting to empower the board of directors of the Company to decide, in its sole discretion and after receiving Shareholder approval of the Forward Split, to determine whether or not to proceed with the Split without further approval or action by, or prior notice to, the Shareholders. Subject to the exercise of such discretion, by the board of directors, Notice of Alterations in the prescribed form will be filed with the Registrar of Companies (“Registrar”) under the Business Corporations Act (British Columbia) (“BCBCA”) and such alteration will take effect at the time the notice is filed with the Registrar.

Purpose and Benefit of the Split

The board of directors of the Company believes that the Forward Split is necessary and as such, the split should lead to increased interest by a wider of potential investors resulting in a more efficient market for the common shares. There can be no assurances however that the market price of the common shares will decrease as a result of the Split.

The Forward Split will not materially affect any Shareholder’s percentage ownership in the Company, even though such ownership will be represented by a larger number of shares. No fractional common shares will be issued as a result of the Split. If, as a result of the Split, the holder of the common shares would be otherwise entitled to a fraction of a common share, the number of post-split common shares issuable to such Shareholder shall be rounded down.

Share Certificates

Following the effective date of the Articles of Amendment giving effect to Forward Split as soon as practicable, letters of transmittal will be sent by mail to all holders of common shares then issued and outstanding for use in transmitting their share certificates to the Company’s registrar and transfer agent, Computershare Investor Services Inc., in exchange for new certificates representing the number of common shares to which such shareholder is entitled as a result of the Split. Upon return of a properly completed letter of transmittal, together with certificates evidencing the common shares of the Company, certificates for the appropriate number of new forward split common shares will be issued at no charge. No certificates for fractional split common shares will be issued.

Form of Ordinary Resolution

 Shareholders of the Company will be asked to pass the following ordinary resolution:

“BE IT Resolved, as an ordinary resolution, that:

1.

all of the common shares without par value in the capital of the Company, both issued and unissued, be split, subject to the determination of the directors, into common shares without par value, every one (1) old common share for five (5) new common shares or such lesser ratio as may be approved by the Directors and the CNSX.

2.

any one director of the Corporation, be and is hereby authorized to execute and deliver and file all such notices, documents and instruments, including the required Notice of Alterations and to do such further acts, as he in his discretion may deem necessary to give full effect to this resolution; and

3.

the board of directors of the Company is hereby authorized at any time in its absolute discretion, to determine whether or not to proceed with the foregoing without further approval, ratification or confirmation by the shareholders of the Company.”

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of this Circular.

APPROVAL OF INFORMATION CIRCULAR

The undersigned hereby certifies that the contents and the sending of this Circular have been approved by the Board.

Dated at Vancouver, British Columbia this November 5, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ "Lucky Janda"

Lucky Janda
President

CERTIFICATE OF THE CORPORATION

Date: NOVEMBER 5, 2009

The foregoing management information circular constitutes full, true and plain disclosure of all material facts relating to the transactions contemplated in this management information circular as required by the securities legislation of the Provinces of British Columbia, Alberta, and Ontario.

By: /s/ "Lucky Janda"	By: /s/ "Harpreet Janda"
Lucky Janda	Harpreet Janda
Chief Executive Officer	Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

By: /s/ "Sandeep Poonia" Sandeep Poonia Director	By: /s/ "Parmjeet Johal" Parmjeet Johal Director

AUDITOR'S CONSENT

We have read the management information circular of Arris Resource Inc. (the "Company") dated November 5, 2009 relating to the proposed plan of arrangement between the Company and CLI, QMI and AHI Investments Inc.  We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned management information circular of our report to the shareholders of the Company on the balance sheet of the Company as at December 31, 2008 and the statements of operations, comprehensive loss and deficit and cash flows for the year ended December 31, 2008.  Our report is dated April 28, 2009.

Yours truly,

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, BC

Schedule A - Form of Resolutions

Schedule B - The Arrangement Agreement

Schedule C - The Interim Order

Schedule D - Dissent Procedures

Schedule E - Pro–Forma Unaudited Consolidated Balance Sheet of Arris Resource Inc. as at September 30, 2009

Schedule F - Pro–Forma Unaudited Consolidated Balance Sheet of CLI as at September 30, 2009

Schedule G - Pro–Forma Unaudited Consolidated Balance Sheet of QMI as at September 30, 2009

Schedule H - Pro–Forma Unaudited Consolidated Balance Sheet of AHI as at September 30, 2009

Schedule I - Consolidated Audited Financial Statements of Arris Resource Inc. for the Year Ended December 31, 2008

Schedule J  - QMI Manufacturing Representation Agreement

Schedule K – Interim Financial Statements of Arris Resources Inc. as at September 30, 2009

SCHEDULE "A"

RESOLUTIONS FOR THE SPECIAL MEETING OF

ARRIS RESOURCES INC.

Capitalized words used in this Schedule "A" and not otherwise defined shall have the meaning ascribed to such terms in the Circular.

1. To approve the Arrangement

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

the Arrangement Agreement dated November 2, 2009, between the Company and CLI, QMI, and AHI, attached as Schedule "B" to the Circular, is hereby approved, ratified and affirmed;

2.

the Arrangement under Division 5 of Part 9 of the Act, substantially as set forth in the Plan of

Arrangement attached as Exhibit II to Schedule "B" of the Circular, is hereby approved and authorized;

3.

 notwithstanding that this special resolution has been passed by Arris Resources Shareholders or that the Arrangement has received the approval of the Court, the Board may amend the Arrangement Agreement and/or decide not to proceed with the Arrangement or revoke this special resolution at any time prior to the filing of a certified copy of the court order approving the Arrangement with the Registrar without further approval of the Arris Resources Shareholders; and

4.

any director or officer of the Company be and is hereby authorized and directed, for and on behalf of the Company, to execute and deliver all such documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to this special resolution, the execution and delivery of any such document or the doing of any such other act or thing being conclusive evidence of such determination.

5.

to approve the change of name of the Company conditional upon approval of the Board of Directors.

2. To approve the InCana Stock Option Plan

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

the CLI, QMI and AHI Stock Option Plan adopted by CLI, QMI and AHI be, and the same is, hereby approved, ratified and affirmed;

2.

the directors of CLI, QMI and AHI be, and are hereby, authorized to grant stock options pursuant to the terms and conditions of the InCana Stock Option Plan entitling the holders to purchase up to a maximum of ten (10%) percent of the issued and outstanding InCana Shares on a "rolling" basis at the time of each grant of stock options;

3.

the granting of stock options to insiders of CLI, QMI and AHI under the CLI, QMI and AHI Stock Option Plan be, and is hereby, approved;

4.

any director or officer of CLI, QMI and AHI be and is hereby authorized, for or on behalf of CLI, QMI and AHI, to execute and deliver all documents and instruments and to take such other actions as such director or officer may determine to be necessary or desirable to implement this ordinary resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions, and, to the extent that any such documents and instruments were executed and delivered prior to the date hereof, the execution and delivery thereof by any director or officer be, and is hereby, approved, ratified and affirmed; and

5.

notwithstanding this resolution having been duly passed by the shareholders of the Company, the directors of Arris Resources be, and are hereby, authorized and empowered to revoke this resolution at any time prior to it being acted upon without further approval of the shareholders of the Company.

SCHEDULE "B"

ARRIS RESOURCES INC.

THE ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated as of the   __2__ day of   November, 2009.

BETWEEN:

ARRIS RESOURCES INC., a corporation existing under the laws of British Columbia, with a head office at 1250 West Hastings Street, Vancouver, British Columbia V6E 2M4

("Arris")

AND:

CLI Resources Inc., a corporation existing under the laws of British Columbia, with a head office at 1250 West Hastings Street, Vancouver, British Columbia V6E 2M4

("CLI")

AND:

QMI Seismic Inc., a corporation existing under the laws of British Columbia, with a head office at 1250 West Hastings Street, Vancouver, British Columbia V6E 2M4

("QMI")

AND:

ARRIS Holdings Inc., a corporation existing under the laws of British Columbia, with a head office at 1250 West Hastings Street, Vancouver, British Columbia V6E 2M4

("AHI")

WHEREAS:

A.

Arris and CLI, QMI and AHI have agreed to proceed with a corporate restructuring by way of a statutory plan of arrangement pursuant to which:

(i)

the Assets will be transferred to CLI, QMI and AHI in exchange for common shares of CLI and QMI;

(ii)

Arris will reorganize its capital; and

(iii)

Arris will distribute the common shares of CLI, QMI and AHI which it receives in exchange for the Assets to the Arris Shareholders;

B.

Arris proposes to convene a meeting of the Arris Shareholders to consider the Arrangement pursuant to the Arrangement Provisions of the BCBCA, on the terms and conditions set forth in the Plan of Arrangement attached as Exhibit II hereto; and

C.

Each of the parties to this Agreement has agreed to participate in and support the Arrangement.

NOW THEREFORE, in consideration of the promises and the respective covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereby covenant and agree as follows:

ARTICLE 1
DEFINITIONS, INTERPRETATION AND EXHIBITS

1.1

Definitions: In this Agreement, including the recitals hereto, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

(a)

"Agreement" means this agreement including the exhibits attached hereto as same may be amended or restated from time to time;

(b)

"Arrangement" means the arrangement pursuant to the Arrangement Provisions of the BCBCA as contemplated by the provisions of this Agreement and the Plan of Arrangement;

(c)

"Arrangement Provisions" means Division 5 – "Arrangements" of Part 9 – "Company Alterations" of the BCBCA;

(d)

"Arris Class A Shares" means the renamed and redesignated Arris Shares as described in §3.1(b)(i) of the Plan of Arrangement;

(e)

"Arris Class A Preferred Shares" means the Class "A" preferred shares without par value which Arris will create and issue pursuant to §3.1(b)(iii) of the Plan of Arrangement;

(f)

"Arris Meeting" means the special meeting of the Arris Shareholders to be held on November 24th, 2009, and any adjournment(s) or postponement(s) thereof, to consider, among other things, and if deemed advisable approve, the Arrangement;

(g)

"Arris Options" means share purchase options issued pursuant to the Arris Stock Option Plan which are outstanding on the Effective Date;

(h)

"Arris Share Commitments" means an obligation of Arris to issue New Shares and to deliver CLI, QMI or AHI Shares to the holders of Arris Options and Arris Warrants which are outstanding on the Effective Date, upon the exercise of such stock options and warrants;

(i)

"Arris Shareholder" has the meaning ascribed to such term in §3.3 of the Plan of Arrangement;

(j)

"Arris Shares" means the common shares without par value in the authorized share structure of Arris, as constituted on the date hereof;

(k)

"Arris Stock Option Plan" means the Stock Option Plan of Arris dated May 21, 2008;

(l)

"Arris Warrants" means share purchase warrants of Arris which are outstanding on the Effective Date;

(m)

"Assets" means the assets of Arris to be transferred to CLI, QMI and AHI pursuant to the Arrangement as described in further detail in Exhibit I hereto;

(n)

"BCBCA" means the Business Corporations Act (British Columbia), S.B.C. 2002, c.57, as may be amended or replaced from time to time.

(o)

"Business Day" means a day which is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia;

(p)

"Closing Date" means the date on which the CLI, QMI and AHI Shares are listed on the CNSX;

(q)

"Court" means the Supreme Court of British Columbia;

(r)

"CNSX" means the Canadian National Stock Exchange;

(s)

"Effective Date" shall be the Closing Date;

(t)

"Exchange Factor" means the number arrived at by dividing 17,583,372 by the number of issued Arris Shares as of the Share Distribution Record Date;

(u)

"Final Order" means the final order of the Court approving the Arrangement;

(v)

"CLI, QMI and AHI Commitment" means the covenant of CLI, QMI and AHI described in §4.4 whereby CLI or QMI or AHI is obligated to issue CLI or QMI or AHI Shares to the holders of Arris Share Commitments who exercise their rights thereunder after the Effective Date, and who are entitled pursuant to the corporate reorganization terms thereof to receive New Shares and CLI, QMI  and AHI Shares upon such exercise;

(w)

"CLI, QMI and AHI Shareholders" means the shareholders of the CLI, QMI and AHI Shares;

(x)

"CLI, QMI and AHI Shares" means the common shares without par value in the authorized share structure of CLI, QMI and AHI as constituted on the date hereof;

(y)

"Information Circular" means the management information circular of Arris to be sent to the Arris Shareholders in connection with the Arris Meeting;

(z)

"Interim Order" means the interim order of the Court providing advice and directions in connection with the Arris Meeting and the Arrangement;

(aa)

"Listing Date" means the date the CLI, QMI and AHI Shares are listed on the CNSX;

(bb)

"New Shares" means the new class of common shares without par value which Arris will create pursuant to §3.1(b)(ii) of the Plan of Arrangement and which, immediately after the Effective Date, will be identical in every relevant respect to the Arris Shares;

(cc)

"Person" means and includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, a trustee, executor, administrator or other legal representative and the Crown or any agency or instrumentality thereof;

(dd)

"Plan of Arrangement" means the plan of arrangement attached to this Agreement as Exhibit II, as amended or restated from time to time;

(ee)

"Registrar" means the Registrar of Companies under the BCBCA; and

(ff)

"Share Distribution Record Date" means the close of business on the day which is four Business Days after the date of the Arris Meeting or such other date as approved by Arris, and CLI, and QMI, and AHI, which date establishes the Arris Shareholders who will be entitled to receive CLI QMI and AHI Shares pursuant to the Plan of Arrangement.

1.2

Currency: All amounts of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.3

Interpretation Not Affected by Headings: The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of the provisions of this Agreement. The terms "this Agreement", "hereof", "herein", "hereunder" and similar expressions refer to this Agreement and the exhibits hereto as a whole and not to any particular article, section, subsection, paragraph or subparagraph hereof and include any agreement or instrument supplementary or ancillary hereto.

1.4

Number and Gender: In this Agreement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing the use of either gender shall include both genders and neuter, and words importing a person shall include a partnership or corporation.

1.5

Date for any Action: In the event that any date on which any action is required to be taken hereunder by Arris or CLI or QMI or AHI is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6

Meaning: Words and phrases used herein (and not otherwise defined) and defined in the BCBCA shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.7

Exhibits: Attached hereto and deemed to be incorporated into and forming part of this Agreement is Exhibit 1, being a description of the Assets, Exhibit II, being the Plan of Arrangement and Exhibit III, being the special rights and restrictions for the Arris Class A Preferred Shares.

ARTICLE 2
ARRANGEMENT

2.1

Arrangement: The parties agree to effect the Arrangement pursuant to the Arrangement Provisions on the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

2.2

Effective Date of Arrangement: The Arrangement shall become effective on the Effective Date as set out in the Plan of Arrangement.

2.3

Filing of Final Material with the Registrar: Subject to the rights of termination contained in Article 6 hereof, upon the Arris Shareholders approving the Arrangement by special resolution in accordance with the provisions of the Interim Order and the BCBCA, Arris obtaining the Final Order and the other conditions contained in Article 5 hereof being complied with or waived, Arris on its behalf and on behalf of CLI, QMI and AHI shall file the records and information required by the Registrar pursuant to the Arrangement Provisions in order to effect the Arrangement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1

Representations and Warranties: Each of the parties hereby represents and warrants to the other that:

(a)

it is a corporation duly incorporated and validly subsisting under the laws of its jurisdiction of existence and has full capacity and authority to enter into this Agreement and to perform its covenants and obligations hereunder;

(b)

it has taken all corporate actions necessary to authorize the execution and delivery of this Agreement and this Agreement has been duly executed and delivered by it;

(c)

neither the execution and delivery of this Agreement nor the performance of any of its covenants and obligations hereunder will constitute a material default under, or be in any material contravention or breach of: (i) any provision of its constating or governing corporate documents, (ii) any judgment, decree, order, law, statute, rule or regulation applicable to it or (iii) any agreement or instrument to which it is a party or by which it is bound; and

(d)

no dissolution, winding up, bankruptcy, liquidation or similar proceedings have been commenced or are pending or proposed in respect of it.

ARTICLE 4
COVENANTS

4.1

Commitment to Effect: Subject to termination of this Agreement pursuant to Article 6, the parties shall each use all reasonable efforts and do all things reasonably required to cause the Plan of Arrangement to become effective as soon as possible after approval of the Arrangement by the Arris Shareholders at the Arris Meeting, or by such other date as Arris and CLI, QMI and AHI may determine, and in conjunction therewith to cause the conditions described in §5.1 to be complied with or waived, as the case may be, prior to the Effective Date.

4.2

Obligation to Execute Documents: Each of the parties' covenants with the other that it will do and perform all such acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments, as may reasonably be required to facilitate the carrying out of the intent and purpose of this Agreement.

4.3

Giving Effect to the Arrangement: The Arrangement shall be effected as follows:

(a)

the parties shall proceed forthwith to apply for the Interim Order providing for, among other things, the calling and holding of the Arris Meeting for the purpose of, among other things, considering and, if deemed advisable, approving and adopting the Arrangement;

(b)

the CLI, QMI and AHI Shareholder(s) shall approve the Arrangement by a consent resolution;

(c)

upon obtaining the Interim Order, Arris shall call the Arris Meeting and mail the Information Circular and related notice of meeting and form of proxy to the Arris Shareholders;

(d)

if the Arris Shareholders approve the Arrangement as set out in §5.1(b) hereof, Arris shall thereafter (subject to the exercise of any discretionary authority granted to Arris' directors by the Arris Shareholders) take the necessary actions to submit the Arrangement to the Court for approval and grant of the Final Order; and

(e)

upon receipt of the Final Order, Arris shall, subject to compliance with any of the other conditions provided for in Article 5 hereof and to the rights of termination contained in Article 6 hereof, file the material described in §2.3 with the Registrar in accordance with the terms of the Plan of Arrangement.

4.4

Arris Stock Options and Warrants: CLI, QMI and AHI covenants and agrees, upon the exercise after the Effective Date of any Arris Share Commitments, to issue to the holder of the Arris Share Commitments that number of CLI, QMI and AHI Shares that is equal to the number of New Shares acquired upon the exercise of the Arris Share Commitments multiplied by the Exchange Factor, and Arris covenants and agrees to act as agent for CLI, QMI and AHI to collect and pay to CLI, QMI and AHI a portion of the proceeds received for each Arris Share Commitment so exercised, with the balance of the exercise price to be retained by Arris determined in accordance with the following formula:

A = B x C/D

Where:

A

is the portion of the proceeds to be received by CLI or QMI or AHI for each Arris Share Commitment exercised after the Effective Date;

B

is the exercise price of the Arris Share Commitment;

C

is the fair market value of the Assets to be transferred to CLI, QMI and AHI under the Arrangement, such fair market value to be determined as at the Effective Date by resolution of the board of directors of Arris; and

D

is the total fair market value of all of the assets of Arris immediately prior to completion of the Arrangement on the Effective Date, which total fair market value shall include, for greater certainty, the Assets.

Fractions of CLI, QMI or AHI Shares resulting from such calculation shall be cancelled as provided for in the Plan of Arrangement.

ARTICLE 5
CONDITIONS

5.1

Conditions Precedent: The respective obligations of the parties to complete the transactions contemplated by this Agreement shall be subject to the satisfaction of the following conditions:

(a)

the Interim Order shall have been granted in form and substance satisfactory to Arris and CLI, QMI and AHI;

(b)

the Arrangement and this Agreement, with or without amendment, shall have been approved at the Arris Meeting by the Arris Shareholders in accordance with the Arrangement Provisions, the constating documents of Arris, the Interim Order and the requirements of any applicable regulatory authorities;

(c)

the Arrangement and this Agreement, with or without amendment, shall have been approved by the CLI, QMI and AHI Shareholders to the extent required by, and in accordance with, the Arrangement Provisions and the constating documents of CLI, QMI and AHI;

(d)

the Final Order shall have been obtained in form and substance satisfactory to Arris and CLI and QMI and AHI;

(e)

the CNSX shall have conditionally approved the Arrangement, including the listing of the Arris Class A Shares in substitution for the Arris Shares, the delisting of the Arris Class A Shares, the listing of the New Shares and the Arris Class A Preferred Shares, the delisting of the Arris Class A Preferred Shares upon their redemption and the listing of the CLI, QMI and AHI Shares, as of the Effective Date, subject to compliance with the requirements of the Exchange;

(f)

all other consents, orders, regulations and approvals, including regulatory and judicial approvals and orders required or necessary or desirable for the completion of the transactions provided for in this Agreement and the Plan of Arrangement shall have been obtained or received from the Persons, authorities or bodies having jurisdiction in the circumstances, each in form acceptable to Arris and CLI, QMI and AHI;

(g)

there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement and the Arrangement; and

(h)

this Agreement shall not have been terminated under Article 6.

Except for the conditions set forth in this §5.1 which, by their nature, may not be waived, any of the other conditions in this §5.1 may be waived, either in whole or in part, by either Arris or CLI or QMI or AHI, as the case may be, at its discretion.

5.2

Closing: Unless this Agreement is terminated earlier pursuant to the provisions hereof, the parties shall meet at the offices of Arris Resources Inc, 1250 West Hastings Street, Vancouver, British Columbia V6E 2M4, at 10:00 a.m. (Vancouver time) on the Closing Date, or at such other time or on such other date as they may mutually agree, and each of them shall deliver to the other of them:

(a)

the documents required to be delivered by it hereunder to complete the transactions contemplated hereby, provided that each such document required to be dated the Effective Date shall be dated as of, or become effective on, the Effective Date and shall be held in escrow to be released upon the occurrence of the Effective Date; and

(b)

written confirmation as to the satisfaction or waiver by it of the conditions in its favour contained in this Agreement.

5.3

Merger of Conditions: The conditions set out in §5.1 hereof shall be conclusively deemed to have been satisfied, waived or released upon the occurrence of the Effective Date.

5.4

Merger of Representations and Warranties: The representations and warranties in §3.1 shall be conclusively deemed to be correct as of the Effective Date and each shall accordingly merge in and not survive the effectiveness of the Arrangement.

ARTICLE 6
AMENDMENT AND TERMINATION

6.1

Amendment: Subject to any restrictions under the Arrangement Provisions or the Final Order, this Agreement, including the Plan of Arrangement, may at any time and from time to time before or after the holding of the Arris Meeting, but prior to the Effective Date, be amended by agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of the Arris Shareholders.

6.2

Termination: Subject to §6.3, this Agreement may at any time before or after the holding of the Arris Meeting, and before or after the granting of the Final Order, but in each case prior to the Effective Date, be terminated by direction of the board of directors of Arris without further action on the part of the Arris Shareholders, or by the board of directors of CLI, QMI and AHI without further action on the part of the CLI, QMI or AHI Shareholder(s), and nothing expressed or implied herein or in the Plan of Arrangement shall be construed as fettering the absolute discretion by the board of directors of Arris or CLI, QMI or AHI, respectively, to elect to terminate this Agreement and discontinue efforts to effect the Arrangement for whatever reasons it may consider appropriate.

6.3

Cessation of Right: The right of Arris or CLI or QMI or AHI or any other party to amend or terminate the Plan of Arrangement pursuant to §6.1 and §6.2 shall be extinguished upon the occurrence of the Effective Date.

ARTICLE 7
GENERAL

7.1

Notices: All notices which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be delivered or telecopied, addressed as follows:

7.2

 in the case of Arris:

1250 West Hastings Street

Vancouver, British Columbia

V6E 2M4

Attention: President

Facsimile: (604) 408-9301

in the case of CLI:

1250 West Hastings Street

Vancouver, British Columbia

V6E 2M4

Attention: President

Facsimile: (604) 408-9301

 in the case of QMI:

1250 West Hastings Street

Vancouver, British Columbia

V6E 2M4

Attention: President

Facsimile: (604) 408-9301

in the case of AHI:

1250 West Hastings Street

Vancouver, British Columbia

V6E 2M4

Attention: President

Facsimile: (604) 408-9301

7.3

Assignment: None of the parties may assign its rights or obligations under this Agreement or the Arrangement without the prior consent of the other party.

7.4

Binding Effect: This Agreement and the Arrangement shall be binding upon and shall enure to the benefit of the parties and their respective successors and permitted assigns.

7.5

Waiver: Any waiver or release of the provisions of this Agreement, to be effective, must be in writing and executed by the party granting such waiver or release.

7.6

Governing Law: This Agreement shall be governed by and be construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract.

7.7

Counterparts: This Agreement may be executed in one or more counterparts and by facsimile or email transmission, each of which shall be deemed to be an original and all of which together shall constitute one and the same agreement.

7.8

Expenses: All expenses incurred by a party in connection with this Agreement, the Arrangement and the transactions contemplated hereby and thereby shall be borne by the party that incurred the expense.

7.9

Entire Agreement: This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties.

7.10

Time of Essence: Time is of the essence of this Agreement.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

ARRIS RESOURCES INC. Per: /s/ "Sandeep Poonia"	CLI RESOURCES INC. Per: /s/ "Lucky Janda"
Authorized Signatory	Authorized Signatory
QMI SEISMIC INC. & Per: /s/ "Navchand Jagpal"	ARRIS HOLDINGS INC. Per: /s/ "Sonny Janda"
Authorized Signatory	Authorized Signatory

EXHIBIT I

ARRIS ASSETS TO BE TRANSFERRED

TO CLI

1.

All of Arris' interest in the five (5) mineral claims, known as the Gladys Lake Property north of Atlin BC.

ARRIS ASSETS TO BE TRANSFERRED

TO QMI

2.

All of Arris interest in the Distribution Agreement for seismic products of QMI Manufacturing Inc. for all of India.

ARRIS ASSETS TO BE TRANSFERRED

TO AHI

3.

All of Arris Interest in an Equity portfolio containing shares in two small cap companies – Maxtech Inc and ONA Power Inc.

EXHIBIT II

TO THE ARRANGEMENT AGREEMENT

DATED AS OF THE 2nd  DAY OF NOVEMBER, 2009 BETWEEN

ARRIS HOLDING INC. AND

CLI RESOURCES INC. AND

QMI SEISMIC INC

PLAN OF ARRANGEMENT

UNDER DIVISON 5 OF PART 9 OF

THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

S.B.C. 2002, c.57

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1

Definitions: In this plan of arrangement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

(a)

"Arrangement" means the arrangement pursuant to the Arrangement Provisions on the terms and conditions set out herein;

(b)

"Arrangement Agreement" means the arrangement agreement dated effective November 2, 2009, between Arris and CLI, QMI and AHI to which this Exhibit is attached, as may be supplemented or amended from time to time;

(c)

"Arrangement Provisions" means Division 5 of Part 9 of the BCBCA;

(d)

"Arris" means Arris Resources Inc., a company existing under the BCBCA;

(e)

"Arris Class A Shares" means the renamed and redesignated Arris Shares as described in §3.1(b)(i) of this Plan of Arrangement;

(f)

"Arris Class A Preferred Shares" means the Class A preferred shares without par value which Arris will create and issue pursuant to §3.1(b)(iii) of this Plan of Arrangement;

(g)

"Arris Meeting" means the special meeting of the Arris Shareholders and any adjournment(s) or postponement(s) thereof to be held to consider, among other things, and if deemed advisable approve, the Arrangement;

(h)

"Arris Share Commitments" means an obligation of Arris to issue New Shares and to deliver CLI, QMI and AHI Shares to the holders of Arris Stock Options and Arris Warrants which are outstanding on the Effective Date, upon the exercise of such stock options and warrants;

(i)

"Arris Shareholder" has the meaning ascribed to such term in §3.3;

(j)

"Arris Shares" means the common shares without par value in the authorized share structure of Arris, as constituted on the date hereof;

(k)

"Arris Stock Option Plan" means the stock option plan of Arris dated May 21, 2008;

(l)

"Arris Stock Options" means share purchase options issued pursuant to the Arris Stock Option Plan which are outstanding on the Effective Date;

(m)

"Arris Warrants" means share purchase warrants of Arris that are outstanding on the Effective Date;

(n)

"Assets" means the assets of Arris described in Exhibit I to the Arrangement Agreement;

(o)

"BCBCA" means the Business Corporations Act (British Columbia), S.B.C 2002, c.57, as may be amended or replaced from time to time.

(p)

"Business Day" means a day which is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia;

(q)

"Company" means Arris Resources Inc., a company existing under the BCBCA;

(r)

"Court" means the Supreme Court of British Columbia;

(s)

"Depositary" means Sangra Moller LLP, solicitors for Arris and CLI, QMI and AHI;

(t)

"Distributed CLI, QMI and AHI Shares" means the CLI, QMI and AHI Shares that are to be distributed to the Arris Shareholders pursuant to §3.1(a);

(u)

"Effective Date" means the date on which the CLI, QMI and AHI Shares are listed on the CNSX;

(v)

"Exchange Factor" means the number arrived at by dividing 17,583,372 by the number of issued Arris Shares as of the Share Distribution Record Date;

(w)

"Final Order" means the final order of the Court approving the Arrangement;

(x)

"Interim Order" means the interim order of the Court providing advice and directions in connection with the Arris Meeting and the Arrangement;

(y)

"CLI" means CLI Resources Inc., a company incorporated under the BCBCA,  "QMI" means QMI Seismic Inc., a company incorporated under the BCBCA and "AHI" means Arris Holdings Inc., a company incorporated under the BCBCA;

(z)

"CLI, QMI and AHI Commitments" means the obligation of CLI, QMI and AHI described in §4.4 of the Arrangement Agreement, whereby CLI, QMI and AHI are obligated to issue CLI, QMI and AHI Shares to the holders of Arris Share Commitments who exercise their rights thereunder after the Effective Date, and who are entitled pursuant to the corporate reorganization terms thereof to receive New Shares and CLI, QMI and AHI Shares upon such exercise;

(aa)

"CLI, QMI and AHI Shareholders" means the holders of CLI, QMI and AHI Shares;

(bb)

"CLI, QMI and AHI Shares" means the common shares without par value in the authorized share structure of CLI, QMI  and AHI as constituted on the date hereof;

(cc)

"New Shares" means the new class of common shares without par value which Arris will create pursuant to §3.1(b)(ii) of this Plan of Arrangement and which, immediately after the Effective Date will be identical in every relevant respect to the Arris Shares;

(dd)

"Plan of Arrangement" means this Plan of Arrangement, as may be amended or restated from time to time;

(ee)

"Registrar" means the Registrar of Companies under the BCBCA;

(ff)

"Share Distribution Record Date" means the close of business on the day which is four Business Days after the date of the Arris Meeting or such other date as agreed to by Arris and CLI and QMI and AHI, which date establishes the Arris Shareholders who will be entitled to receive CLI and QMI and AHI Shares pursuant to this Plan of Arrangement;

(gg)

"Tax Act" means the Income Tax Act (Canada), as amended; and

(hh)

"Transfer Agent" means Computershare Trust Company of Canada at its principal office in Vancouver, British Columbia.

1.2

Interpretation Not Affected by Headings: The division of this Plan of Arrangement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.  Unless otherwise specifically indicated, the terms "this Plan of Arrangement", "hereof", "hereunder" and similar expressions refer to this Plan of Arrangement as a whole and not to any particular article, section, subsection, paragraph or subparagraph and include any agreement or instrument supplementary or ancillary hereto.

1.3

Number and Gender: Unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter, and words importing a person shall include a partnership or corporation.

1.4

Meaning: Undefined words and phrases used herein that are defined in the BCBCA shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1

Arrangement Agreement: This Plan of Arrangement is made pursuant and subject to the Arrangement Agreement.

ARTICLE 3
THE ARRANGEMENT

3.1

The Arrangement: On the Effective Date, the following shall occur and be deemed to occur in the following chronological order without further act or formality, notwithstanding anything contained in the provisions attaching to any of the securities of Arris or CLI, QMI or AHI, but subject to the provisions of Article 5:

(k)

the Company will transfer the Asset to CLI in consideration for 17,583,372 CLI Shares (the "Distributed CLI Shares") and the Company will be added to the central securities register of CLI in respect of such CLI Shares; and the Company will transfer the Asset to QMI in consideration for 17,583,372 QMI Shares (the "Distributed QMI Shares") and the Company will be added to the central securities register of QMI in respect of such QMI Shares; and the Company will transfer the Asset to AHI in consideration for 17,583,372 AHI Shares (the "Distributed AHI Shares") and the Company will be added to the central securities register of AHI in respect of such AHI Shares;

(l)

the authorized share capital of the Company will be changed by:

(i)

altering the identifying name of the Arris Shares to class A common shares without par value, being the Arris Class A Shares,

(ii)

creating a class consisting of an unlimited number of common shares without par value (the "New Shares"), and

(iii)

creating a class consisting of an unlimited number of class A preferred shares without par value, having the rights and restrictions described in Exhibit III to the Plan of Arrangement, being the Arris Class A Preferred Shares;

(m)

each issued Arris Class A Share will be exchanged for one New Share and one Arris Class A Preferred Share and, subject to the exercise of a right of dissent, the holders of the Arris Class A Shares will be removed from the central securities register of the Company and will be added to that central securities register as the holders of the number of New Shares and Arris Class A Preferred Shares that they have received on the exchange;

(n)

all of the issued Arris Class A Shares will be cancelled with the appropriate entries being made in the central securities register of the Company, and the aggregate paid–up capital (as that term is used for purposes of the Tax Act) of the Arris Class A Shares immediately prior to the Effective Date will be allocated between the New Shares and the Arris Class A Preferred Shares so that the aggregate paid–up capital of the Arris Class A Preferred Shares is equal to the aggregate fair market value of the Distributed CLI, QMI and AHI Shares as of the Effective Date, and each Arris Class A Preferred Share so issued will be issued by the Company at an issue price equal to such aggregate fair market value divided by the number of issued Arris Class A Preferred Shares, such aggregate fair market value of the Distributed CLI, QMI and AHI Shares to be determined as at the Effective Date by resolution of the board of directors of the Company;

(o)

the Company will redeem the issued Arris Class A Preferred Shares for consideration consisting solely of the Distributed CLI, QMI and AHI Shares such that each holder of Arris Class A Preferred Shares will, subject to the rounding of fractions and the exercise of rights of dissent, receive that number of CLI, QMI or AHI Shares that is equal to the number of Arris Class A Preferred Shares held by such holder multiplied by the Exchange Factor;

(p)

the name of each holder of Arris Class A Preferred Shares will be removed as such from the central securities register of the Company, and all of the issued Arris Class A Preferred Shares will be cancelled with the appropriate entries being made in the central securities register of the Company;

(q)

the Distributed CLI, QMI and AHI Shares transferred to the holders of the Arris Class A Preferred Shares pursuant to step §(e) above will be registered in the names of the former holders of Arris Class A Preferred Shares and appropriate entries will be made in the central securities register of CLI, QMI or AHI;

(r)

the Arris Class A Shares and the Arris Class A Preferred Shares, none of which will be allotted or issued once the steps referred to in steps §(c) and §(e) above are completed, will be cancelled and the authorized share structure of the Company will be changed by eliminating the Arris Class A Shares and the Arris Class A Preferred Shares therefrom;

(s)

the Notice of Articles and Articles of the Company will be amended to reflect the changes to its authorized share structure made pursuant to this Plan of Arrangement; and

(t)

after the Effective Date:

(i)

all Arris Share Commitments will be exercisable for New Shares and CLI, QMI and AHI Shares in accordance with the corporate reorganization terms of such commitments, whereby the acquisition of one Arris Share under a Arris Share Commitment will result in the holder of the Arris Share Commitment receiving one New Share and such number of CLI, QMI and AHI Shares equal to the number of New Shares so received multiplied by the Exchange Factor,

(ii)

pursuant to the CLI, QMI and AHII Commitment, CLI, QMI and AHI will issue the required number of CLI, QMI or AHI Shares upon the exercise of Arris Share Commitments as is directed by the Company, and

(iii)

the Company will, as agent for CLI, QMI and AHI, collect and pay to CLI, QMI and AHI a portion of the proceeds received for each Arris Share Commitment so exercised, with the balance of the exercise price to be retained by Arris, as determined in accordance with §4.4 of the Arrangement Agreement.

3.2

No Fractional shares: Notwithstanding §3.1(e) and §3.1(j), no fractional CLI, QMI and AHI Shares shall be distributed to the Arris Shareholders or the holders of Arris Share Commitments and as a result all fractional share amounts arising under such sections shall be rounded down to the next whole number. Any Distributed CLI QMI and AHI Shares not distributed as a result of this rounding down shall be dealt with as determined by the board of directors of Arris in its absolute discretion.

3.3

Arris Shareholder: The holders of the Arris Class A Shares and the holders of New Shares and Arris Class A Preferred Shares referred to in §3.1(c), and the holders of the Arris Class A Preferred Shares referred to in §3.1(e), §3.1(f) and §3.1(g), shall mean in all cases those persons who are Arris Shareholders at the close of business on the Share Distribution Record Date, subject to Article 5.

3.4

Deemed Time for Redemption: In addition to the chronological order in which the transactions and events set out in §3.1 shall occur and shall be deemed to occur, the time on the Effective Date for the redemption of the Arris Class A Preferred Shares set out in §3.1(e) shall occur and shall be deemed to occur immediately after the time of listing of the Arris Class A Preferred Shares on the CNSX on the Effective Date.

3.5

Deemed Fully Paid and Non-Assessable Shares: All New Shares, Arris Class A Preferred Shares and CLI and QMI Shares issued pursuant to this Plan of Arrangement shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the BCBCA.

3.6

Arrangement Effectiveness: The Arrangement shall become final and conclusively binding on the Arris Shareholders, the CLI Shareholders, the QMI Shareholders, the AHI shareholders and Arris and CLI and QMI and AHI on the Effective Date.

3.7

Supplementary Actions: Notwithstanding that the transactions and events set out in §3.1 shall occur and shall be deemed to occur in the chronological order therein set out without any act or formality, each of Arris and CLI, QMI and AHI shall be required to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required to give effect to, or further document or evidence, any of the transactions or events set out in §3.1, including, without limitation, any resolutions of directors authorizing the issue, transfer or redemption of shares, any share transfer powers evidencing the transfer of shares and any receipt therefore, and any necessary additions to or deletions from share registers.

ARTICLE 4
CERTIFICATES

4.1

Arris Class A Shares: Recognizing that the Arris Shares shall be renamed and redesignated as Arris Class A Shares pursuant to §3.1(b)(i) and that the Arris Class A Shares shall be exchanged partially for New Shares pursuant to §3.1(c), Arris shall not issue replacement share certificates representing the Arris Class A Shares.

4.2

Arris' CLI, QMI and AHI Shares: Recognizing that the Distributed CLI, QMI and AHI Shares shall be transferred to the Arris Shareholders as consideration for the redemption of the Arris Class A Preferred Shares pursuant to §3.1(e), CLI, QMI and AHI shall issue one share certificate representing all of the Distributed CLI, QMI and AHI Shares registered in the name of Arris, which share certificate shall be held by the Depositary until the Distributed CLI, QMI and AHI Shares are transferred to the Arris Shareholders and such certificate shall then be cancelled by the Depositary. To facilitate the transfer of the Distributed CLI, QMI and AHI Shares to the Arris Shareholders as of the Share Distribution Record Date, Arris shall execute and deliver to the Depositary and the Transfer Agent an irrevocable power of attorney authorizing them to distribute and transfer the Distributed CLI, QMI or AHI Shares to such Arris Shareholders in accordance with the terms of this Plan of Arrangement and CLI, QMI or AHI shall deliver a treasury order or such other direction to effect such issuance to the Transfer Agent as requested by it.

4.3

Arris Class A Preferred Shares: Recognizing that all of the Arris Class A Preferred Shares issued to the Arris Shareholders pursuant to §3.1(c) will be redeemed by Arris as consideration for the distribution and transfer of the Distributed CLI, QMI or AHI Shares under §3.1(e), Arris shall issue one share certificate representing all of the Arris Class A Preferred Shares issued pursuant to §3.1(e) in the name of the Depositary, to be held by the Depositary for the benefit of the Arris Shareholders until such Arris Class A Preferred Shares are redeemed, and such certificate shall then be cancelled.

4.4

Delivery of CLI, QMI  and AHI Share Certificates: As soon as practicable after the Effective Date, CLI QMI and AHI shall cause to be issued to the registered holders of Arris Shares as of the Share Distribution Record Date, share certificates representing the CLI, QMI and AHI Shares to which they are entitled pursuant to this Plan of Arrangement and shall cause such share certificates to be mailed to such registered holders.

4.5

New Share Certificates: From and after the Effective Date, share certificates representing Arris Shares immediately before the Effective Date, except for those deemed to have been cancelled pursuant to Article 5, shall for all purposes be deemed to be share certificates representing New Shares, and no new share certificates shall be issued with respect to the New Shares issued in connection with the Arrangement.

4.6

Interim Period: Arris Shares traded after the Share Distribution Record Date and prior to the Effective Date shall represent New Shares, and shall not carry any right to receive a portion of the Distributed CLI, QMI and AHI Shares.

ARTICLE 5
RIGHTS OF DISSENT

5.1

Dissent Right: Notwithstanding §3.1 hereof, holders of Arris Shares may exercise rights of dissent (the "Dissent Right") in connection with the Arrangement pursuant to the Interim Order and in the manner set forth in sections 237 - 247 of the BCBCA (collectively the "Dissent Procedures").

5.2

Dealing with Dissenting Shares: Arris Shareholders who duly exercise Dissent Rights with respect to their Arris Shares ("Dissenting Shares") and who:

(a)

are ultimately entitled to be paid fair value for their Dissenting Shares, shall be deemed to have transferred their Dissenting Shares to Arris for cancellation immediately before the Effective Date; or

(b)

for any reason are ultimately not entitled to be paid fair value for their Dissenting Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Arris Shareholder and shall receive New Shares and CLI and QMI and AHI Shares on the same basis as every other non-dissenting Arris Shareholder, and in no case shall Arris be required to recognize such persons as holding Arris Shares on or after the Effective Date.

5.3

Reservation of CLI, QMI or AHI Shares: If an Arris Shareholder exercises the Dissent Right, Arris shall on the Effective Date set aside and not distribute that portion of the Distributed CLI, QMI and AHI Shares that is attributable to the Arris Shares for which the Dissent Right has been exercised. If the dissenting Arris Shareholder is ultimately not entitled to be paid for their Dissenting Shares, Arris shall distribute to such Arris Shareholder his pro–rata portion of the Distributed CLI, QMI and AHI Shares. If a Arris Shareholder duly complies with the Dissent Procedures and is ultimately entitled to be paid for their Dissenting Shares, then Arris shall retain the portion of the Distributed CLI, QMI and AHI Shares attributable to such Arris Shareholder (the "Non-Distributed CLI, QMI and AHI Shares"), and the Non-Distributed CLI, QMI and AHI Shares shall be dealt with as determined by the board of directors of Arris in its absolute discretion.

ARTICLE 6
REFERENCE DATE

6.1

Reference Date: This plan of arrangement is dated for reference the  2  day of November, 2009.

EXHIBIT III

 SPECIAL RIGHTS AND RESTRICTIONS FOR ARRIS CLASS A PREFERRED SHARES

The class A preferred shares as a class shall have attached to them the following special rights and restrictions:

Definitions

(1)

In these Special Rights and Restrictions,

(a)

"Arrangement" means the arrangement pursuant to Division 5 of Part 9 of the Business Corporations Act (British Columbia) S.B.C 2002, c.57 as contemplated by the Arrangement Agreement,

(b)

"Arrangement Agreement" means the Arrangement Agreement dated as of November 2, 2009, between Arris Resources Inc. (the "Company") and CLI, QMI and AHI,

(c)

"Old Common Shares" means the common shares in the authorized share structure of the Company that have been re-designated as class A common shares without par value pursuant to the Plan of Arrangement,

(d)

"Effective Date" means the date upon which the Arrangement becomes effective,

(e)

"New Shares" means the common shares without par value created in the authorized share structure of the Company pursuant to the Plan of Arrangement, and

(f)

"Plan of Arrangement" means the Plan of Arrangement attached as Exhibit II to the Arrangement Agreement.

(2)

The holders of the class A preferred shares are not as such entitled to receive notice of, nor to attend or vote at, any general meeting of the shareholders of the Company.

(3)

Class A preferred shares shall only be issued on the exchange of Old Common Shares for New Shares and class A preferred shares pursuant to and in accordance with the Plan of Arrangement.

(4)

The capital to be allocated to the class A preferred shares shall be the amount determined in accordance with §3.1(d) of the Plan of Arrangement.

(5)

The class A preferred shares shall be redeemable by the Company pursuant to and in accordance with the Plan of Arrangement.

(6)

Any class A preferred share that is or is deemed to be redeemed pursuant to and in accordance with the Plan of Arrangement shall be cancelled and may not be reissued.

SCHEDULE "C"

INTERIM ORDER

ARRIS RESOURCES INC.

S098237

VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

[SUPREME COURT]

[OF BRITISH COLUMBIA]

[VANCOUVER REGISTRY]

BETWEEN:

ARRIS RESOURCES INC.

PETITIONER

AND

IN THE MATTER OF AN ARRANGEMENT AMONG

ARRIS RESOURCES INC., QMI SEISMIC INC., CLI RESOURCE INC. AND ARRIS HOLDINGS INC., AND THE SHAREHOLDERS OF ARRIS RESOURCES INC.

ORDER

BEFORE MASTER The Honourable Mr Justice Burnyeat ___________________________________	) ) ) )	TUESDAY, THE 10TH DAY OF NOVEMBER, 2009

THE EX-PARTE APPLICATION of the Petitioner for an interim order for directions of the Court in connection with a proposed arrangement pursuant to Sections 288 and 291 of the Business Corporations Act (British Columbia), S.B.C. 2002 c. 57 as amended, coming on for hearing at Vancouver, British Columbia on the 10th day of November, 2009.

AND ON HEARING Lucky Janda, President of the Petitioner.

AND UPON READING the Petition herein dated November 9, 2009 and the Affidavit #1 of Lucky Janda sworn on the 9th day of November, 2009 and filed on November 9, 2009.

THIS COURT ORDERS that:

THE MEETING

A.

Arris Resources Inc. ("Arris") is authorized and directed to call, hold and conduct an annual and special meeting (the "Meeting") of the common shareholders of Arris (the "Arris Shareholders") to be held at 10 a.m. on December 8, 2009, at 1250 West Hastings Street, Vancouver, B.C. or at such other location in Vancouver, British Columbia to be determined by Arris.

B.

At the Meeting, Arris Shareholders will, inter alia, consider, and if deemed advisable, approve, with or without variation, a special resolution (the "Arrangement Resolution") adopting, with or without amendment, the arrangement (the "Arrangement") involving Arris, Arris Shareholders and QMI Seismic Inc., CLI Resources Inc. and Arris Holdings Inc. as set forth more particularly in the plan of arrangement (the "Plan of Arrangement") attached as Exhibit "B" to the Affidavit #1 of Lucky Janda sworn November 9, 2009 (the "Affidavit") and filed herein.

C.

The Meeting will be called, held and conducted in accordance with the Notice of Special Meeting to be delivered to the Arris Shareholders in substantially the form attached to and forming part of the Management Information Circular attached as Exhibit "C" to the Affidavit (the "Circular"), and in accordance with applicable provisions of the BCBCA, the Articles of Arris, the Securities Act (British Columbia), R.S.B.C. 1996, c. 418, as amended (the "Securities Act"), and related rules and policies, the terms of this Order (the "Interim Order") and any further Order of this Court, the rulings and directions of the Chairman of the Meeting, and, to the extent of any inconsistency or discrepancy between the Interim Order and the terms of any of the foregoing, the Interim Order will govern.

RECORD DATE FOR NOTICE

D.

The record date for determination of the Arris Shareholders entitled to receive the notice of Meeting, the Circular and a form of proxy (the "Meeting Materials") will be the close of business (Vancouver time) on October 15, 2009 (the "Record Date") or such other date as the directors of Arris may determine in accordance with the Articles of Arris, the BCBCA and the Securities Act, and disclosed in the Meeting Materials.

NOTICE OF MEETING

E.

The Meeting Materials, with such amendments or additional documents as counsel for Arris may advise are necessary or desirable, and that are not inconsistent with the terms of this Interim Order, and a copy of this Interim Order, will be sent at least twenty-one (21) days prior to the date of the Meeting, to: (a) Arris Shareholders who are registered shareholders on the Record Date and to brokerage intermediaries on behalf of beneficial Arris Shareholders where applicable, by prepaid ordinary mail addressed to each registered Arris Shareholder at his, her or its address as maintained by the registrar and transfer agent of Arris or delivery of same by courier service or by facsimile transmission or e-mail transmission to any such Arris Shareholder who identifies himself, herself or itself to the satisfaction of Arris and who requests such courier, facsimile or e-mail transmission; and (b) the directors and auditors of Arris by prepaid ordinary mail, facsimile or e-mail transmission.

F.

The accidental failure or omission by Arris to give notice of the Meeting or the Petition to any person in accordance with this Interim Order, as a result of mistake or of events beyond the reasonable control of Arris (including, without limitation, any inability to utilize postal services) shall not constitute a breach of this Interim Order or a defect in the calling of the Meeting and shall not invalidate any resolution passed or proceedings taken at the Meeting, but if any such accidental failure or omission is brought to the attention of Arris, then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.  Such rectified notice shall be deemed to be good and sufficient notice of the Meeting and/or this Petition, as the case may be.

G.

The distribution of the Meeting Materials pursuant to paragraph E of this Interim Order shall constitute good and sufficient notice of the Meeting to registered and non-registered Shareholders, to the directors of Arris and to the auditors of Arris.

H.

Arris is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials ("Additional Information") in accordance with the terms of the Arrangement, as Arris may determine to be necessary or desirable and notice of such Additional Information may be communicated to Arris Shareholders by news release, newspaper advertisement or one of the methods by which the Meeting Materials will be distributed.

DEEMED RECEIPT OF MEETING MATERIALS

I.

The Meeting Materials will be deemed, for the purposes of this Interim Order, to have been received by the Arris Shareholders:

a.

In the case of mailing to registered Arris Shareholders or, in the case of delivery by courier of materials to brokerage intermediaries, five days after delivery thereof to the post office or acceptance by the courier service, respectively; and

b.

In the case of delivery by courier, facsimile transmission or e-mail transmission directly to a registered Arris Shareholder, the business day after such delivery or transmission of same.

J.

Subject to other provisions of this Interim Order, no other form of service or delivery of the Meeting Materials or any portion thereof need be made, or notice given, or other material served in respect of the Meeting to any persons described in paragraph E of this Interim Order or to any other persons.

PERMITTED ATTENDEES

K.

The persons entitled to attend the Meeting will be Arris Shareholders of record as of the close of business (Vancouver time) on the Record Date, their respective proxies, the officers, directors and advisors of Arris and such other persons who receive the consent of the Chairman of the Meeting to attend.

VOTING AT THE MEETING

L.

The only persons permitted to vote at the Meeting will be the registered Arris Shareholders as of the close of business (Vancouver time) on the Record Date or their valid proxy holders as described in the Circular and as determined by the Chairman of the Meeting upon consultation with the Scrutineer (as hereinafter defined) and legal counsel to Arris.

M.

The requisite approval of the Arrangement Resolution will be 66 2/3% of the votes case on the resolution by the Arris Shareholders present in person or by proxy at the Meeting.  Each common share of Arris voted will carry one vote.

N.

A quorum for the Meeting will be the quorum required by the Articles of Arris.

O.

In all other respects, the terms, restrictions and conditions of the constating documents of Arris will apply in respect of the Meeting.

P.

For the purposes of the Meeting, any spoiled votes, illegible votes, defective votes and abstentions shall be deemed to be votes not cast.  Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

ADJOURNMENT OF MEETING

Q.

Notwithstanding any provision of the BCBCA or the Articles of Arris, the board of directors of Arris shall be entitled if it deems advisable, to adjourn or postpone the Meeting on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of the Arris Shareholders respecting the adjournment or postponement and without the need for approval of the Court.

R.

The Record Date for Arris Shareholders entitled to notice of and to vote at the Meeting will not change in respect of adjournments or postponements of the Meeting.

AMENDMENTS

S.

Arris is authorized to make such amendments, revisions or supplements to the Plan of Arrangement as it may determine, provided it has obtained any required consents, and the Plan of Arrangement as so amended, revised or supplemented will be the Plan of Arrangement which is submitted to the Meeting and which will thereby become the subject of the Arrangement Resolution.

SCRUTINEER

T.

A representative of Arris' registrar and transfer agent (or any agent thereof) (the "Scrutineer"), will be authorized to act as scrutineer for the Meeting.

PROXY SOLICITATION

U.

Arris is authorized to permit the Arris Shareholders to vote by proxy using the form of proxy, in substantially the same form as attached as Exhibit "C" to the Affidavit.  Arris is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communications as it may determine.

V.

Arris may in its discretion waive the time limits for deposit of proxies by Arris Shareholders if Arris deems it reasonable to do so.

DISSENT RIGHTS

W.

The Arris Shareholders will, as set out in the Plan of Arrangement, be permitted to dissent from the Arrangement Resolution in accordance with the dissent procedures set forth in Division 2 of Part 8 of the BCBCA, strictly applied and as may be modified by the Plan of Arrangement.

SERVICE OF COURT MATERIALS

X.

Arris will include in the Meeting Materials a copy of this Interim Order and the Notice of Hearing of Petition and will make available to any Arris Shareholder requesting same, a copy of each of the Petition herein and the accompanying Affidavit (collectively, the "Court Materials").  The service of the Petition and Affidavit in support of the within proceedings to any Arris Shareholder requesting same is hereby dispensed with.

Y.

Delivery of the Court Materials given in accordance with this Interim Order will constitute good, sufficient and timely service of such Court Materials upon all persons who are entitled to receive the Court Materials pursuant to this Interim Order and no other form of service need be made and no other material need to be served on such persons in respect of these proceedings.

FINAL APPROVAL HEARING

Z.

Upon the approval by the Arris Shareholders of the Plan of Arrangement in the manner set forth in this Interim Order, Arris may apply for an order of this Honourable Court approving the Plan of Arrangement (the "Final Order") and that the Petition be set down for hearing before the presiding Judge in Chambers at the Courthouse at 800 Smithe Street, Vancouver, British Columbia at 9:45 a.m. on December _11th_, 2009 or such later date as counsel for Arris may be heard.

AA.

The Court shall consider at the hearing for the Final Order, the fairness of the terms and conditions of the Arrangement, as provided for in the Arrangement, and the rights and interest of every person affected thereby.

BB.

Any Arris Shareholder has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order provided that such Arris Shareholder shall file an Appearance, in the form prescribed by the Rules of Court of the Supreme Court of British Columbia, with this Court and deliver a copy of the filed Appearance together with a copy of all materials on which such Arris Shareholder intends to rely at the application for the Final Order, including an outline of such Arris Shareholder's proposed submissions to the Petitioner at Arris Resources Inc, 1250 West Hastings Street, Vancouver, BC  V6E 2M4, Attention: Lucky Janda at or before 10:00 a.m. on December 4, 2009, subject to the direction of this Honourable Court.

CC.

If the application for the Final Order is adjourned, only those persons who have filed and delivered an Appearance, in accordance with the preceding paragraph of this Interim Order, need to be served with notice of the adjourned date.

DD.

The Petitioner shall not be required to comply with Rules 44 and 51A of the Rules of Court in relation to the hearing of the Final Order approving the Plan of Arrangement and such rules will not apply to any application to vary this Interim Order.

VARIANCE

EE.

Arris is at liberty to apply to this Honourable Court to vary this Interim Order or for advice and direction with respect to the Plan of Arrangement or any of the matters related to this Interim Order and such further and other relief as this Honourable Court may consider just.

No.
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA
BETWEEN:
ARRIS RESOURCES INC.
PETITIONER
AND
IN THE MATTER OF AN ARRANGEMENT AMONG ARRIS RESOURCES INC.,
QMI SEISMIC INC., CLI RESOURCE INC. AND ARRIS HOLDINGS INC. AND THE SHAREHOLDERS OF ARRIS RESOURCES INC.

ORDER

Lucky Janda ARRIS RESOURCES INC 1250 West Hastings Street Vancouver, B.C. V6E 2M4 Tel: 604-687-0879 Fax: 604-408-9301

SCHEDULE "D"

PART 2 OF DIVISION 8 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Definitions and application

237 (1) In this Division:

"dissenter" means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

"notice shares" means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

"payout value" means,

(a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291(2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

(c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a) the court orders otherwise, or

(b) in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

D-2

(e) under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution;

(h) in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a) prepare a separate notice of dissent under section 242 for

(i) the shareholder, if the shareholder is dissenting on the shareholder's own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder's name and on  whose behalf the shareholder is dissenting,

(b) identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c) dissent with respect to all of the shares, registered in the shareholder's name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a) provide to the company a separate waiver for

(i) the shareholder, if the shareholder is providing a waiver on the shareholder's own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is providing a waiver, and

(b) identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder's own behalf, D-3 the shareholder's right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the   right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors' resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a) a copy of the resolution,

(b) a statement advising of the right to send a notice of dissent, and

(c) if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote. D-4

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a) a copy of the entered order, and

(b) a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a) if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b) if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c) if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i) the date on which the shareholder learns that the resolution was passed, and

(ii) the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a) on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable: D-5

(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i) the name and address of the beneficial owner, and

(ii) a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder's name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i) the date on which the company forms the intention to proceed, and

(ii) the date on which the notice of dissent was received, or

(b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a) be dated not earlier than the date on which the notice is sent,

(b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c) advise the dissenter of the manner in which dissent is to be completed under section 244. D-6

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a) a written statement that the dissenter requires the company to purchase all of the notice shares,

(b) the certificates, if any, representing the notice shares, and

(c) if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a) be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a) the dissenter is deemed to have sold to the company the notice shares, and

(b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must D-7

(a) promptly pay that amount to the dissenter, or

(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c) make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a) pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter's notice shares, or

(b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

.

(a) the dissenter may, within 30 days after receipt, withdraw the dissenter's notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b) if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a) the company is insolvent, or

(b) the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur: D-8

(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b) the resolution in respect of which the notice of dissent was sent does not pass;

(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d) the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h) the notice of dissent is withdrawn with the written consent of the company;

(i) the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b) the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Divesion.

SCHEDULE "E"

ARRIS RESOURCES INC.

Pro-Forma Consolidated Balance Sheet

(Stated in Canadian Dollars)

September 30, 2009

SUITE 1850
1066 WEST HASTINGS STREET
VANCOUVER, BC V6E 3X2

T: 604.683.3850	ACAL GROUP
F: 604.688.8479	CHARTERED ACCOUNTANTS
PCAOB & CPAB Registrant

COMPILATION REPORT

To the Directors of Arris Resources Inc.:

We have read the accompanying unaudited consolidated pro-forma balance sheet of Arris Resources Inc. (“Arris”) as at September 30, 2009 and have performed the following procedures:

1.

Compared the figures in the column captioned “Arris Resources Inc.” to the unaudited consolidated financial statements of Arris as at September 30, 2009 and found them to be in agreement.

2.

Made enquires of certain officials of Arris who have the responsibility for financial and accounting matters about:

a.

the basis for determination of the pro-forma adjustments; and

b.

whether the consolidated pro-forma financial statement comply as to form in all material respects with identified regulatory requirements.

The officials:

a.

described to us the basis for determination of the pro-forma adjustments, and

b.

stated that the consolidated pro-forma financial statement comply as to form in all material respects with identified regulatory requirements.

3.

Read the notes to the consolidated pro-forma financial statement, and found them to be consistent with the basis described to us for determination of the pro-forma adjustments.

4.

Recalculated the application of the pro-forma adjustments to the aggregate of the amounts in the columns captioned “Arris Resources Inc.” as at September 30, 2009, and found the amounts in the column captioned “Arris Resources Inc. Pro-Forma” after giving effect to the Proposal Plan of Arrangement to be arithmetically correct.

The consolidated pro-forma financial statement is based on management assumptions and adjustments which are inherently subjective.  The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro-forma adjustments, and the application of the adjustments to the historical financial information.  Accordingly, we express no such assurance.  The foregoing procedures would not necessarily reveal matters of significance to the consolidated pro-forma financial statement, and we therefore make no representation about the sufficiency of the procedures for the purpose of a reader of such statement.

Vancouver, Canada	“ACAL Group”
November 5, 2009	Chartered Accountants

		Pro-Forma		Arris Resources
	Arris Resources	Adjustments		Inc.
	Inc.	(Note 1)		Pro-Forma

ASSETS

Current Assets
Cash and cash equivalents	$106,621	$(150,000)	(a)	$262,788
		356,167	(e)
		(50,000)	(f)
Amounts receivable	5,005			5,005
Distributed CLI, QMI & AHI Shares	-	1,086,127)	(a)	-
		(1,086,127)	(d)
Marketable securities	1,184,000	(640,515)	(a)	-
		(543,485)	(a)
	1,295,626	(1,027,833)		267,793

Equipment	4,909			4,909
Mineral property	295,612	(295,612)	(a)	-
Oil and gas property	150,000			150,000

	$1,746,147	$(1,323,445)		$422,702

LIABILITIES

Current Liabilities
Accounts payable and accrued	$32,345	$-		$32,345
Due to related party	22,441			22,441
	54,786	-		54,786

SHAREHOLDERS’ EQUITY (DEFICIENCY)

Share capital	2,846,046	(1,086,127)	(b)	2,116,086
		356,167	(e)

Preferred Shares		1,086,127	(b)	-
		(1,086,127)	(d)
Contributed surplus	811,980			811,980
Accumulated other comprehensive income	543,485	(543,485)	(a)	-
Deficit	(2,510,150)	(50,000)	(f)	(2,560,150)

	1,691,361	(1,323,445)		367,916

	$1,746,147	$(1,323,445)		$422,702

Basis of Presentation

This unaudited pro-forma consolidated balance sheet has been compiled for purposes of inclusion in the Management Information Circular of Arris Resources Inc. ("Arris" or the "Company") dated November 5, 2009, in connection with the reorganization of Arris’ interests in five mineral claims (known as the Gladys Lake Property north of Atlin BC), in the Distribution Agreement for seismic products of QMI Manufacturing Inc. in India and in an equity portfolio containing shares in two small cap companies (Maxtexh Inc. and ONA Power Inc.) to three separate corporate entities. A pro-forma presentation of operations for any period ending September 30, 2009 is not considered practicable in this circumstance nor would it provide any meaningful information to a financial statement reader.

This pro-forma consolidated balance sheet has been derived from the unaudited consolidated balance sheet of Arris as at September 30, 2009 and gives effect to the Company's proposed Plan of Arrangement (the "Arrangement") under the Business Corporations Act (British Columbia), as described herein. Upon completion of the Arrangement, as more fully described in Note 2:

- Arris' interest in five mineral claims will be owned by CLI Resources Inc., which itself will be owned directly by the current shareholders of Arris;

- Arris’ interest in the Distribution Agreement will be owned by QMI Seismic Inc., which itself will be owned directly by the current shareholders of Arris; and

- Arris’ interest in an equity portfolio and $150,000 cash will be owned by AHI Holdings Inc., which itself will be owned directly by the current shareholders of Arris.

The pro-forma consolidated balance sheet has been prepared as if the Arrangement had occurred on September 30, 2009 and that the adjustments disclosed in Note 2 had occurred on the same date. In the opinion of management, the pro-forma consolidated balance sheet includes all the adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles, inclusive of the effect of the assumptions disclosed in note 3.

This pro-forma consolidated balance sheet is not necessarily reflective of the financial position that would have resulted if the events reflected herein under the Arrangement had occurred on September 30, 2009, but rather expresses the pro-forma results of specific transactions currently proposed. Further, this pro-forma consolidated balance sheet is not necessarily indicative of the financial position that may be attained in the future. This pro-forma financial statement should also be read in conjunction with Arris' audited December 31, 2008 annual financial statements included in the Management Information Circular.

1.

Pro-forma Adjustments

The pro-forma consolidated balance sheet gives effect to the following transactions as if they had occurred at September 30, 2009:

(a)

The Company will transfer the assets referred to in note 2 to CLI Resources Inc. (“CLI”), QMI Seismic Inc. (“QMI”) and AHI Holdings Inc. (“AHI”) and take back as consideration 17,583,372 common shares of CLI, 17,583,372 common shares of QMI and 17,583,372 common shares of AHI  (the "Distributed CLI Shares”, the “Distributed QMI Shares” and the “Distributed AHI Shares") (See Note 2).

(b)

The authorized share capital of Arris is altered such that a new class of Common shares (the "New Common Shares") are created and a special class of preferred shares are created. These preferred shares will be assigned an aggregate redemption value equal to the fair market value of the assets transferred to CLI, QMI and AHI in (a) above.

(c)

All Arris shareholders exchange each of their current common shares held for one New Common Share and one preferred share.

(d)

Arris redeems the preferred shares relating to the value of the CLI, QMI and AHI assets and gives as consideration to the holders of these shares, being all of the existing shareholders of Arris, the Distributed CLI Shares, the Distributed QMI Shares and the Distributed AHI Shares.

(e)

Subsequent to period ended September 30, 2009, 2,500,000 share purchase warrants, representing all of Arris’ outstanding purchase warrants, were exercised for total cash proceed of $356,167.  As a result, Arris’ common shares outstanding were 17,583,372 prior to the issue of preferred shares.

(f)

Estimated costs to complete the Arrangement of $50,000 are paid by Arris.

2.

Pro-forma Assumptions

Pursuant to the Arrangement, the assets to be transferred to CLI Resources Inc., QMI Seismic Inc. and AHI Holdings Inc., based on their carrying values in the financial statements of Arris at September 30, 2009, are as follows:

Assets:

Five mineral claims at the Gladys Lake Property	$295,612
Distribution agreement	Nil
Cash	150,000
Equity portfolio (at original costs)	640,515
$1,086,127

The Arrangement envisions the transfer of these assets from their ownership by Arris to ownership by Arris' wholly-owned subsidiaries , CLI Resources Inc., QMI Seismic Inc. and AHI Holdings Inc., and the immediate distribution of a controlling interest in the common shares of CLI Resources Inc., QMI Seismic Inc. and AHI Holdings Inc. to the current shareholders of Arris. The shareholders of Arris at the time of the Arrangement will continue to collectively own these assets, albeit through an altered corporate structure. Consequently, given that there will be no substantive change in the beneficial ownership of these assets at the time that they are vended to these subsidiaries, the transfer must be recorded under Canadian generally accepted accounting principles using the historical carrying values of the assets in the accounts of Arris.

3.

Investments Commitments

Share purchase warrants and stock options of Arris outstanding at the effective date of the Arrangement will entitle the holder to acquire common shares of CLI Resources Inc. (“CLI”), QMI Seismic Inc. (“QMI”) and AHI Holdings Inc. (“AHI”) based on the exchange factor, being the number arrived at by dividing 17,583,372 by the number of issued Arris shares as of the close of business on the share distribution date.  Arris will be required to remit to CLI, QMI and AHI a portion of the funds received by Arris in accordance with the formula set out in the Arrangement Agreement.

SCHEDULE "F"

CLI Resources Inc.

Pro-Forma Balance Sheet

(Stated in Canadian Dollars)

September 30, 2009

SUITE 1850
1066 WEST HASTINGS STREET
VANCOUVER, BC V6E 3X2

T: 604.683.3850	ACAL GROUP
F: 604.688.8479	CHARTERED ACCOUNTANTS
PCAOB & CPAB Registrant

COMPILATION REPORT

To the Directors of CLI Resources Inc.:

We have read the accompanying unaudited pro-forma balance sheet of CLI Resources Inc. (“CLI”) as at September 30, 2009 and have performed the following procedures:

1.

Compared the figures in the column captioned “CLI Resources Inc.” to the unaudited opening balance sheet of CLI as at October 16, 2009 and found them to be in agreement.

2.

Made enquires of certain officials of CLI who have the responsibility for financial and accounting matters about:

a.

the basis for determination of the pro-forma adjustments; and

b.

whether the pro-forma financial statement comply as to form in all material respects with identified regulatory requirements.

The officials:

a.

described to us the basis for determination of the pro-forma adjustments, and

b.

stated that the pro-forma financial statement comply as to form in all material respects with identified regulatory requirements.

3.

Read the notes to the pro-forma financial statement, and found them to be consistent with the basis described to us for determination of the pro-forma adjustments.

4.

Recalculated the application of the pro-forma adjustments to the aggregate of the amounts in the columns captioned “CLI Resources Inc.” as at September 30, 2009, and found the amounts in the column captioned “CLI Resources Inc. Pro-Forma” after giving effect to the Proposal Plan of Arrangement to be arithmetically correct.

The pro-forma financial statement is based on management assumptions and adjustments which are inherently subjective.  The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro-forma adjustments, and the application of the adjustments to the historical financial information.  Accordingly, we express no such assurance.  The foregoing procedures would not necessarily reveal matters of significance to the pro-forma financial statement, and we therefore make no representation about the sufficiency of the procedures for the purpose of a reader of such statement.

Vancouver, Canada	“ACAL Group”
November 5, 2009	Chartered Accountants

		Pro Forma		CLI Resources
	CLI Resources	Adjustments		Inc.
	Inc.	(Note 2)		Pro Forma

ASSETS
Current Assets
Cash and cash equivalents	$1	$100,000	(c)	$100,001
	1	100,000		100,001

Mineral property	-	295,612	(a)	295,612

	$1	$395,612		$395,613

LIABILITIES
Long term loan payable	$-	$-		$-

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital	1	295,612	(a)	395,613
		100,000	(c)
Deficit	-	-		-

	$1	$395,612		$395,613

1.

Basis of Presentation

This unaudited pro-forma balance sheet has been compiled for purposes of inclusion in the Management Information Circular of Arris Resources Inc. ("Arris") dated November 5, 2009 relating to the reorganization of certain existing mineral property interests to a separate corporate entity by a Plan of Arrangement (the "Arrangement"). CLI Resources Inc. ("CLI" or the "Company") has been incorporated under the British Columbia Corporation Act with 1 common share issued to its initial and sole shareholder, Arris. Under the terms of the Arrangement, CLI will own substantially all of Arris’ Interests in five mineral claims, also known as the Gladys Lake Property north of Atlin BC. As consideration for this asset, CLI will issue 17,583,372 common shares to Arris, which will then be distributed to the current shareholders of Arris pro-rata based on their relative shareholdings of Arris.

This pro-forma balance sheet has been prepared as if the Arrangement occurred on September 30, 2009 and that the adjustments disclosed in Note 2 had occurred on the same date. In the opinion of management, the pro-forma balance sheet includes all the adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles, inclusive of the effect of the assumptions disclosed in note 3. A pro-forma presentation of operations for the period ending September 30, 2009 is not considered practicable in this circumstance nor would it provide any meaningful information to a financial statement reader.

This pro-forma balance sheet is not necessarily reflective of the financial position that would have resulted if the events described herein under the Arrangement had actually occurred on September 30, 2009 but rather expresses the pro-forma results of specific transactions currently proposed. Further, this pro-forma balance sheet is not necessarily indicative of the financial position that may be attained in the future.

2.

Pro-forma Adjustments

The pro-forma balance sheet gives effect to the following transactions as if they had occurred at September 30, 2009:

(a)

Arris sells certain assets, described further in note 3, to CLI and takes back as consideration 17,583,372 common shares of CLI (the "Distributed CLI Shares") (See Note 3).

(b)

Estimated costs to complete the Arrangement of $50,000 are to be borne by Arris and accordingly are not reflected herein.

(c)

In connection with the Arrangement, CLI intends to complete a non-brokered private placement of 2,000,000 flow-through common shares at a price per share of $0.05 for aggregate gross proceeds of $100,000 on or before the effective date of the Arrangement.

CLI Resources Inc.

Unaudited Pro-Forma Balance Sheet

September 30, 2009

(Stated in Canadian Dollars)

3.

Pro-forma Assumptions

Pursuant to the Arrangement, the assets to be transferred to CLI, based on their carrying values in the financial statements of Arris at September 30, 2009, are as follows:

Assets:

Five mineral claims at the Gladys Lake Property	$295,612
$295,612

The Arrangement envisions the transfer of these assets from their ownership by Arris to ownership by Arris' wholly-owned subsidiary CLI Resources Inc. and the immediate distribution of a controlling interest in the common shares of CLI Resources Inc. to the current shareholders of Arris. The shareholders of Arris at the time of the Arrangement will continue to collectively own these assets, albeit through an altered corporate structure. Consequently, given that there will be no substantive change in the beneficial ownership of these assets at the time that they are vended to CLI Resources Inc., the transfer must be recorded under Canadian generally accepted accounting principles using the historical carrying values of the assets in the accounts of Arris.

CLI Resources Inc. (“CLI”) will assume the position of Arris with respect to these mineral claims. To maintain these claims, CLI will be obligated, as necessary, to file claims documents and make payments to the government of British Columbia.

Further, the pro-forma balance sheet reflects the assumption that CLI will acquire, by election, a tax basis in its mineral claims interests equal to their carrying amount for accounting purposes, such that no liability exists for future income taxes.

4.

Share Capital

	Number of Shares	$
Issued at incorporation	1	1
Issued on transfer of property interests	17,583,372	295,612
Issued on private placement	2,000,000	100,000

Pro-forma issued and outstanding,
September 30, 2009	19,583,373	395,613

5.

Investments Commitments

Share purchase warrants and stock options of Arris outstanding at the effective date of the Arrangement will entitle the holder to acquire common shares of Arris and common shares of CLI based on the exchange factor, being the number arrived at by dividing 17,583,372 by the number of issued Arris common shares as of the close of business on the share distribution record date.  Arris will be required to remit to CLI a portion of the funds received by Arris on the exercise of such warrants in accordance with the formula set out in the Arrangement Agreement.

SCHEDULE "G"

QMI Seismic Inc.

Pro-Forma Balance Sheet

(Stated in Canadian Dollars)

September 30, 2009

SUITE 1850
1066 WEST HASTINGS STREET
VANCOUVER, BC V6E 3X2

T: 604.683.3850	ACAL GROUP
F: 604.688.8479	CHARTERED ACCOUNTANTS
PCAOB & CPAB Registrant

COMPILATION REPORT

To the Directors of QMI Seismic Inc.:

We have read the accompanying unaudited pro-forma balance sheet of QMI Seismic Inc. (“QMI”) as at September 30, 2009 and have performed the following procedures:

1.

Compared the figures in the column captioned “QMI Seismic Inc.” to the unaudited opening balance sheet of QMI as at October 16, 2009 and found them to be in agreement.

2.

Made enquires of certain officials of QMI who have the responsibility for financial and accounting matters about:

a.

the basis for determination of the pro-forma adjustments; and

b.

whether the pro-forma financial statement comply as to form in all material respects with identified regulatory requirements.

The officials:

a.

described to us the basis for determination of the pro-forma adjustments, and

b.

stated that the pro-forma financial statement comply as to form in all material respects with identified regulatory requirements.

3.

Read the notes to the pro-forma financial statement, and found them to be consistent with the basis described to us for determination of the pro-forma adjustments.

4.

Recalculated the application of the pro-forma adjustments to the aggregate of the amounts in the columns captioned “QMI Seismic Inc.” as at September 30, 2009, and found the amounts in the column captioned “QMI Seismic Inc. Pro-Forma” after giving effect to the Proposal Plan of Arrangement to be arithmetically correct.

The pro-forma financial statement is based on management assumptions and adjustments which are inherently subjective.  The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro-forma adjustments, and the application of the adjustments to the historical financial information.  Accordingly, we express no such assurance.  The foregoing procedures would not necessarily reveal matters of significance to the pro-forma financial statement, and we therefore make no representation about the sufficiency of the procedures for the purpose of a reader of such statement.

Vancouver, Canada	“ACAL Group”
November 5, 2009	Chartered Accountants

		Pro Forma		QMI Seismic
	QMI Seismic	Adjustments		Inc.
	Inc.	(Note 2)		Pro Forma

ASSETS
Current Assets
Cash and cash equivalents	$1	$100,000	(c)	$100,001
	1	100,000		100,001

Distribution right	-	-	(a)	-

	$1	$100,000		$100,001

LIABILITIES
Long term loan payable	$-	$-		$-
	-	-		-

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital	1	-	(a)	100,001
		100,000	(c)
Deficit	-	-		-

	$1	$100,000		$100,001

6.

Basis of Presentation

This unaudited pro-forma balance sheet has been compiled for purposes of inclusion in the Management Information Circular of Arris Resources Inc. ("Arris") dated November 5, 2009 relating to the reorganization of Arris’ interest in the Distribution Agreement for seismic products of QMI Manufacturing Inc. in India (the “Distribution Agreement”) to a separate corporate entity by a Plan of Arrangement (the "Arrangement"). QMI Seismic Inc. ("QMI" or the "Company") has been incorporated under the British Columbia Corporation Act with 1 common share issued to its initial and sole shareholder, Arris. Under the terms of the Arrangement, QMI will own substantially all of Arris’ interest in the Distribution Agreement. As consideration for this distribution right, QMI will issue 17,583,372 common shares to Arris, which will then be distributed to the current shareholders of Arris pro-rata based on their relative shareholdings of Arris.

This pro-forma balance sheet has been prepared as if the Arrangement occurred on September 30, 2009 and that the adjustments disclosed in Note 2 had occurred on the same date. In the opinion of management, the pro-forma balance sheet includes all the adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles, inclusive of the effect of the assumptions disclosed in note 3. A pro-forma presentation of operations for the period ending September 30, 2009 is not considered practicable in this circumstance nor would it provide any meaningful information to a financial statement reader.

This pro-forma balance sheet is not necessarily reflective of the financial position that would have resulted if the events described herein under the Arrangement had actually occurred on September 30, 2009 but rather expresses the pro-forma results of specific transactions currently proposed. Further, this pro-forma balance sheet is not necessarily indicative of the financial position that may be attained in the future.

7.

Pro-forma Adjustments

The pro-forma balance sheet gives effect to the following transactions as if they had occurred at September 30, 2009:

(a)

Arris sells certain assets, described further in note 3, to QMI and takes back as consideration 17,583,372 common shares of QMI (the "Distributed QMI Shares") (See Note 3).

(b)

Estimated costs to complete the Arrangement of $50,000 are to be borne by Arris and accordingly are not reflected herein.

(c)

In connection with the Arrangement, QMI intends to complete a non-brokered private placement of 2,000,000 common shares at a price per share of $0.05 for aggregate gross proceeds of $100,000 on or before the effective date of the Arrangement.

QMI Seismic Inc.

Unaudited Pro-Forma Balance Sheet

September 30, 2009

(Stated in Canadian Dollars)

8.

Pro-forma Assumptions

Pursuant to the Arrangement, the assets to be transferred to QMI, based on their carrying values in the financial statements of Arris at September 30, 2009, are as follows:

Assets:

Distribution right	$-
$-

The Arrangement envisions the transfer of these assets from their ownership by Arris to ownership by Arris' wholly-owned subsidiary QMI Seismic Inc. and the immediate distribution of a controlling interest in the common shares of QMI Seismic Inc. to the current shareholders of Arris. The shareholders of Arris at the time of the Arrangement will continue to collectively own these assets, albeit through an altered corporate structure. Consequently, given that there will be no substantive change in the beneficial ownership of these assets at the time that they are vended to QMI Seismic Inc., the transfer must be recorded under Canadian generally accepted accounting principles using the historical carrying values of the assets in the accounts of Arris.

QMI Seismic Inc. (“QMI”) will assume the position of Arris with respect to the Distribution Right. To maintain the right, QMI will be obligated, as necessary, to purchase certain quantity of seismic products at agreed prices for each of the next three years from QMI Manufacturing Inc.

Further, the pro-forma balance sheet reflects the assumption that QMI will acquire, by election, a tax basis in its Distribution Right equal to their carrying amount for accounting purposes, such that no liability exists for future income taxes.

9.

Share Capital

	Number of Shares	$
Issued at incorporation	1	1
Issued on acquisition of distribution right 17,583,372		-
Issued on private placement	2,000,000	100,000

Pro-forma issued and outstanding,
September 30, 2009	19,583,373	100,001

10.

Investments Commitments

Share purchase warrants and stock options of Arris outstanding at the effective date of the Arrangement will entitle the holder to acquire common shares of Arris and common shares of QMI based on the exchange factor, being the number arrived at by dividing 17,583,372 by the number of issued Arris common shares as of the close of business on the share distribution record date.  Arris will be required to remit to QMI a portion of the funds received by Arris on the exercise of such warrants in accordance with the formula set out in the Arrangement Agreement.

SCHEDULE "H"

Arris Holdings Inc.

Pro-Forma Balance Sheet

(Stated in Canadian Dollars)

SUITE 1850
1066 WEST HASTINGS STREET
VANCOUVER, BC V6E 3X2

T: 604.683.3850	ACAL GROUP
F: 604.688.8479	CHARTERED ACCOUNTANTS
PCAOB & CPAB Registrant

COMPILATION REPORT

To the Directors of Arris Holdings Inc.:

We have read the accompanying unaudited pro-forma balance sheet of Arris Holdings Inc. (“AHI”) as at September 30, 2009 and have performed the following procedures:

1.

Compared the figures in the column captioned “Arris Holdings Inc.” to the unaudited opening balance sheet of AHI as at October 30, 2009 and found them to be in agreement.

2.

Made enquires of certain officials of AHI who have the responsibility for financial and accounting matters about:

a.

the basis for determination of the pro-forma adjustments; and

b.

whether the pro-forma financial statement comply as to form in all material respects with identified regulatory requirements.

The officials:

a.

described to us the basis for determination of the pro-forma adjustments, and

b.

stated that the pro-forma financial statement comply as to form in all material respects with identified regulatory requirements.

3.

Read the notes to the pro-forma financial statement, and found them to be consistent with the basis described to us for determination of the pro-forma adjustments.

4.

Recalculated the application of the pro-forma adjustments to the aggregate of the amounts in the columns captioned “Arris Holdings Inc.” as at September 30, 2009, and found the amounts in the column captioned “Arris Holdings Inc. Pro-Forma” after giving effect to the Proposal Plan of Arrangement to be arithmetically correct.

The pro-forma financial statement is based on management assumptions and adjustments which are inherently subjective.  The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro-forma adjustments, and the application of the adjustments to the historical financial information.  Accordingly, we express no such assurance.  The foregoing procedures would not necessarily reveal matters of significance to the pro-forma financial statement, and we therefore make no representation about the sufficiency of the procedures for the purpose of a reader of such statement.

Vancouver, Canada	“ACAL Group”
November 5, 2009	Chartered Accountants

		Pro Forma		Arris Holdings
	Arris Holdings	Adjustments		Inc.
	Inc.	(Note 2)		Pro Forma

ASSETS
Current Assets
Cash and cash equivalents	$1	$150,000	(a)	$150,001
Marketable securities	-	640,515	(a)	1,184,000
		543,485	(a)
	1	1,334,000		1,334,001

	$1	$1,334,000		$1,334,001

LIABILITIES
Long term loan payable	$-	$-		$-

	-	-		-

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital	1	790,515	(a)	790,516
Accumulated other comprehensive income	-	543,485		(a)
543,485
Deficit	-	-		-
	1	$1,334,000		1,334,001

	$1	$1,334,000		$1,334,001

11.

Basis of Presentation

This unaudited pro-forma balance sheet has been compiled for purposes of inclusion in the Management Information Circular of Arris Resources Inc. ("Arris") dated November 5, 2009 relating to the reorganization of Arris’ interest in an equity portfolio containing shares in two small cap companies (Maxtexh Inc. – MVT and ONA Power Inc. - OPO) to a separate corporate entity by a Plan of Arrangement (the "Arrangement"). Arris Holdings Inc. ("AHI" or the "Company") has been incorporated under the British Columbia Corporation Act with 1 common share issued to its initial and sole shareholder, Arris. Under the terms of the Arrangement, AHI will own substantially all of Arris’ interest in the equity portfolio. As consideration for this equity portfolio, AHI will issue 17,583,372 common shares to Arris, which will then be distributed to the current shareholders of Arris pro-rata based on their relative shareholdings of Arris.

This pro-forma balance sheet has been prepared as if the Arrangement occurred on September 30, 2009 and that the adjustments disclosed in Note 2 had occurred on the same date. In the opinion of management, the pro-forma balance sheet includes all the adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles, inclusive of the effect of the assumptions disclosed in note 3. A pro-forma presentation of operations for the period ending September 30, 2009 is not considered practicable in this circumstance nor would it provide any meaningful information to a financial statement reader.

This pro-forma balance sheet is not necessarily reflective of the financial position that would have resulted if the events described herein under the Arrangement had actually occurred on September 30, 2009 but rather expresses the pro-forma results of specific transactions currently proposed. Further, this pro-forma balance sheet is not necessarily indicative of the financial position that may be attained in the future.

12.

Pro-forma Adjustments

The pro-forma balance sheet gives effect to the following transactions as if they had occurred at September 30, 2009:

(a)

Arris sells certain assets, described further in note 3, to AHI and takes back as consideration 17,583,372 common shares of AHI (the "Distributed AHI Shares") (See Note 3).

(b)

Estimated costs to complete the Arrangement of $50,000 are to be borne by Arris and accordingly are not reflected herein.

13.

Pro-forma Assumptions

Pursuant to the Arrangement, the assets to be transferred to AHI, based on their carrying values in the financial statements of Arris at September 30, 2009, are as follows:

Assets:

		Market value as at
	Acquisition Cost	September 30, 2009

Cash	$150,000	$150,000
Marketable securities
- ONA Power Inc. Shares	420,000	1,008,000
- Maxtech Ventures Inc. Shares	220,515	176,000

	$790,515	$1,334,000

The Arrangement envisions the transfer of these assets from their ownership by Arris to ownership by Arris' wholly-owned subsidiary Arris Holdings Inc. and the immediate distribution of a controlling interest in the common shares of Arris Holdings Inc. to the current shareholders of Arris. The shareholders of Arris at the time of the Arrangement will continue to collectively own these assets, albeit through an altered corporate structure. Consequently, given that there will be no substantive change in the beneficial ownership of these assets at the time that they are vended to Arris Holdings Inc., the transfer must be recorded under Canadian generally accepted accounting principles using the historical carrying values of the assets in the accounts of Arris.

It is further assumed that AHI will designate the equity investment as Available-for-Sale item and record the difference between its cost and market value as an item on Statement of Other Comprehensive Income.

Arris Holdings Inc. (“AHI”) will assume the position of Arris with respect to the equity portfolio investments.

Further, the pro-forma balance sheet reflects the assumption that AHI will acquire, by election, a tax basis in its equity portfolio investments equal to their carrying amount for accounting purposes, such that no liability exists for future income taxes.

14.

Share Capital

	Number of Shares	$
Issued at incorporation	1	1
Issued on acquisition of equity portfolio	17,583,372	790,515

Pro-forma issued and outstanding,
September 30, 2009	17,583,373	790,516

15.

Investments Commitments

Share purchase warrants and stock options of Arris outstanding at the effective date of the Arrangement will entitle the holder to acquire common shares of Arris and common shares of AHI based on the exchange factor, being the number arrived at by dividing 17,583,372 by the number of issued Arris common shares as of the close of business on the share distribution record date.  Arris will be required to remit to AHI a portion of the funds received by Arris on the exercise of such warrants in accordance with the formula set out in the Arrangement Agreement.

SCHEDULE "I"

CONSOLIDATED AUDITED FINANCIAL STATEMENTS OF ARRIS RESOURCES INC.

FOR THE YEAR ENDED DECEMBER 31, 2008

ARRIS RESOURCES INC.

ARRIS RESOURCES INC.

(Formerly Bassett Ventures Inc.)

Financial Statements
Expressed in Canadian Dollars

December 31, 2008, 2007 and 2006

D E V I S S E R G R A Y L L P
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Arris Resources Inc. (“The Company”),

We have audited the balance sheets of Arris Resources Inc. as at December 31, 2008 and the statements of operations and comprehensive loss and deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards (“GAAS”) in Canada and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and the results of its operations and cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at December 31, 2007 and for the two year period then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report to the shareholders dated April 21, 2008.

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
April 28, 2009

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such those referred to in note 1 to these financial statements. Although we conducted our audits in accordance with both Canadian GAAS and the standards of the PCAOB, our report to the shareholders dated April 28, 2009 is expressed accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
April 28, 2009

ARRIS RESOURCES INC.
Balance Sheets
As at December 31,
(Stated in Canadian dollars)

	2008	2007

Assets

Current
Cash and cash equivalents	$99,366	$764,583
Amounts receivable	1,353	2,104
Prepaid expenses	18,655	-
Short term investment (note 4)	320,000	-

	439,374	766,687

Equipment (note 5)	7,257	5,653
Mineral property (note 6)	295,612	-
Oil and gas property (note 7)	150,000	150,000

	$892,243	$922,340

Liabilities

Current
Accounts payable and accrued liabilities	$2,094	$148,558
Due to related party (note 8)	74,941	-

	77,035	148,558

Shareholders’ Equity

Share capital (note 10)	2,563,490	2,216,302
Contributed surplus (note 10)	670,374	670,374
Deficit	(2,418,656)	(2,112,894)

	815,208	773,782

	$892,243	$922,340

Nature of continuance of operations (Note 1)
Subsequent events (Note 15)

Approved by:

“Lucky Janda”	, Director	"Harpreet Janda"	, Director
Lucky Janda		Harpreet Janda

See notes to Financial Statements

ARRIS RESOURCES INC.
Statements of Operations and Comprehensive Loss and Deficit
For the years ended December 31,
(Stated in Canadian dollars)

	2008	2007	2006

Expenses
Administrative	$-	$3,785	$-
Advertising and promotion	-	520	1,000
Amortization	2,566	1,821	1,890
Bank charges and interest	25,097	1,096	773
Foreign exchange loss/(gain)	(74,821)	17,609	-
Management , consulting and administrative	83,931	-	55,000
Office	587	947	1,245
Professional fees	2,695	24,274	31,619
Rent	45,000	-	7,536
Research and property cost	36,410	-	-
Travel	6,033	387	-
Trust and filing fees	14,637	19,502	11,455
Wages and benefits	-	29	8,068

Net loss and comprehensive loss before other items	(142,135)	(69,970)	(118,586)

Interest income	25,979	19,633	8,823
Settlement of debt	-	27,004	-
Write down of investment	(188,333)
Write-off of receivable	(1,273)	-	-
Net loss and comprehensive loss for year	(305,762)	(23,333)	(109,763)

Deficit, beginning of year	(2,112,894)	(2,089,561)	(1,979,798)

Deficit, end of year	$(2,418,656)	$(2,112,894)	$(2,089,561)

Income (loss) per share, basic and fully diluted	$(0.04)	$(0.01)	$(0.06)

Weighted Average Number of
Common Shares Outstanding	8,702,960	4,188,847	1,843,368

See notes to Financial Statements

ARRIS RESOURCES INC.
Statements of Cash Flows
For the years ended December 31,
(Stated in Canadian dollars)

	2008	2007	2006
	$	$	$

Cash provided by (used for):

Operating Activities

Net loss for the year	(305,762)	(23,333)	(109,763)
Adjustments for items not involving cash:
Accrued interest income	(8,333)	-	-
Amortization	2,566	1,820	1,890
Settlement of debt	-	(27,004)	-
Write down of investment	188,333	-	-
Write-off of receivable	1,273	-	-
	(121,923)	(48,517)	(107,873)

Net changes in non-cash working capital:
Amounts receivable	(522)	802	6,032
Prepaid expenses	(18,655)	-	-
Due to related party	74,941	-	-
Accounts payable	(146,464)	18,125	6,801
	(212,623)	(29,590)	(95,040)

Investing Activities
Purchase of equipment	(4,170)	-	(2,841)
Mineral property	(295,612)	-	-
Oil and gas property	-	(150,000)	-
Short term investment	(500,000)	-	-
	(799,782)	(150,000)	(2,841)

Financing Activities
Demand loan	-	-	(16,500)
Common shares issued for cash	347,188	386,015	655,376
	347,188	386,015	638,876

Increase (decrease) in cash and cash equivalents	(665,217)	206,425	540,995
Cash and cash equivalents – beginning of year	764,583	558,158	17,163
Cash and cash equivalents – end of year	99,366	764,583	558,158

Supplementary information:

Cash received from Interest	17,647	19,633	8,823

Included in cash and cash equivalents at December 31, 2008 is $66,664 in guaranteed investment certificates and $32,702 held in bank accounts

See notes to Financial Statements

ARRIS RESOURCES INC.
Notes to the Financial Statements
December 31, 2008, 2007 and 2006

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in the Province of British Columbia, Canada and currently holds an interest in an oil and gas project in Alberta, Canada and an interest in 22 mineral claims located in the Atlin Mining District in Atlin, BC. These consolidated financial statements include the accounts of Arris Resources Inc. and its wholly-owned inactive subsidiaries, Arris Oil & Gas Inc. and Arris Minerals Inc.

On June 13, 2007, the Company changed its name from Bassett Ventures Inc. to Arris Resources Inc.

The financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will continue to realize its assets and liabilities in the normal course of business. Realization values may be substantially different from carrying values as shown in these financial statements should the Company be unable to continue as a going concern.

As at December 31, 2008, the Company has a working capital of $362,339 (2007 – $618,129) and has an accumulated operating deficit of $2,418,656 (2007 - $2,112,894). The Company’s ability to meet its obligations and maintain operations is contingent upon the Company’s ability to receive continued financial support from its shareholders and to issue equity on terms acceptable to the Company or to generate profitable operations in the future.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The significant differences between those principles and those that would be applied under U.S. generally accepted accounting principles and requirements promulgated by the Securities and Exchange Commission (collectively U.S. GAAP), as they effect the company are disclosed in note 14.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses incurred during the periods. Actual results could differ from those estimated.

Mineral Properties

The cost of unproven mineral rights and their related direct exploration costs are deferred until the properties are placed into production, sold or abandoned. These deferred costs will be amortized on the unit-of-production basis over the estimated useful life of the properties following the commencement of production, or written-off if the properties are sold, allowed to lapse or abandoned.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral Properties (continued)

Cost includes any cash consideration and the fair market value of any shares issued on the acquisition of mineral right interests. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made. The recorded amounts of property acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its mineral rights on a periodic basis and will recognize impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property. Management’s assessment of the property’s estimated current fair market value is also based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review. Administrative costs are expensed as incurred.

Oil and Gas Properties

Oil and natural gas properties are accounted for using the successful efforts method of accounting. Geological and geophysical costs are expensed in the period in which they are incurred and costs of drilling an unsuccessful well are expensed when it becomes known the well did not result in a discovery of proven reserves or where one year has elapsed since the completion of drilling and efforts to establish proved reserves are not practical. All other costs of exploring and developing proven reserves are capitalized as oil and gas properties.

Oil and gas properties are depleted using the unit-of-production method. Unit-of-production rates are based on proven developed reserves, which are reserves estimated to be recovered from existing facilities using current operating methods. Unproved properties are not subject to depletion.

Oil and gas properties are assessed, at least annually, for impairment to ensure that the carrying value of the property on the balance sheet is recoverable. If a property's carrying value exceeds the sum of undiscounted future cash flows resulting from its use and eventual disposition, its value is impaired. An impairment loss is recognized for the amount by which the carrying value exceeds its recoverable amount. This loss is charged to depletion expense.

Fair value of financial instruments

The Company’s financial instruments consist of current assets and current liabilities the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

Share capital

Share capital issued for non-monetary consideration is recorded at its fair market value based on its trading price on the TSX Venture Exchange on the date the agreement to issue the shares was entered into as determined by the Board of Directors of the Company. Costs incurred to issue shares are deducted from share capital.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of amortization

Equipment is recorded and amortized on a declining-balance basis at an annual rate of 55% for computer equipment, 100% for software and 20% for office furniture.

Flow-through shares

The Company may issue securities referred to as flow-through shares, whereby the investor may claim the tax deductions arising from the expenditure of the proceeds. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate), and share capital is reduced. Previously unrecognized tax assets may then offset or eliminate the liability recorded.

Asset Retirement Obligation

The fair value of a liability for an asset retirement obligation is recognized on an undisclosed cash flow basis when a reasonable estimate of the fair value of the obligation can be made. The asset retirement obligation is recorded as a liability with corresponding increases to the carrying amount of the related long –lived asset. Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period to period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation. As at December 31, 2008, the company does not have any asset retirement obligations.

Stock-based compensation

The Company records compensation expense for stock options granted at the time of their vesting using the fair value method which requires that all stock option-based awards made to consultants and employees be recognized in these financial statements.

Consideration received on the exercise of stock options and compensation options and warrants is recorded as share capital. The related contributed surplus originally recognized when the options were granted, is transferred to share capital.

Future income taxes

The Company accounts for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. Such an allowance has been applied to all potential income tax assets of the Company

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Environmental expenditures

The operations of the Company have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. The overall future impact of such regulations is neither determinable nor predicable at the present time. The Company’s policy is to meet or, if possible, surpass environmental standards set by relevant legislation by the application of technically proven and economically feasible measures.

Expenditures that relate to ongoing environmental and reclamation programs are charged against operations as incurred or capitalized and amortized depending on their expected future economic benefit. Estimated future removal and site restoration costs will be recognized when the ultimate liability is reasonably determinable, and will be charged against operations over the estimated remaining life of the related business operations, net of expected recoveries.

Loss per common share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The company follows the treasury stock method in the calculation of diluted earnings per share for the current year. Under this method, the weighted average number of common shares included the potential net issuance of common share of “in-the-money” options and warrants assuming the proceeds are used to repurchase common shares at the average market price during the period, if dilutive. The effect of potential issuances of shares under options and warrants would be anti-dilutive if a loss is reported and, therefore basic and diluted loss per share is same for the previous years.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and short term notes and bank deposits with an original maturity of three months or less.

3.	CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2008, the Company prospectively adopted the following new accounting standards and related amendments to other standards on financial instruments issued by the CICA. Accordingly, prior periods have not been restated.

Assessing Going Concern, Section 1400

This section was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern (see Note 1). Adoption of this standard did not have any material effect on the financial statements.

Capital Disclosures, Section 1535

This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for the Company for interim and annual periods relating to fiscal years beginning on or after January 1, 2008. The Company has adopted this standard (see note 13).

Financial Instruments – Disclosure, Section 3862

Presentation, Section 3863

These standards replace CICA 3861, Financial Instruments Disclosure and Presentation. They increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel. This standard is effective for the Company for interim and annual periods beginning on or after January 1, 2008. The Company has expanded its disclosures to incorporate the additional requirements (see note 12).

New Accounting Pronouncements

The CICA has issued new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning on or after January 1, 2009. The Company will adopt the requirements on the date specified in each respective section and is considering the impact this will have on the consolidated financial statements.

i.	Goodwill and Intangible Assets – Section 3064

This new standard replaces the former CICA 3062 – Goodwill and establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. The Company does not expect that the adoption of this new Section will have a material impact on its financial statements. This section is effective for interim and annual financial statements for years beginning on or after January 1, 2009.

3.	CHANGES IN ACCOUNTING POLICIES (continued)

	ii.	Business combinations – Section 1582, Consolidated financial statements – Section 1601 and Non-controlling interests – Section 1602

These sections replace the former CICA 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non- controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No. 141(R), Business Combinations and No. 160 Non-controlling Interests in Consolidated Financial Statements. Section 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Section 1601 and 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

	iii.	International Financial Reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4.	SHORT TERM INVESTMENT

On October 31, 2008, the Company subscribed for an unsecured convertible debenture of Desert Gold Ventures Inc. (“Desert Gold”), in the principal amount of $500,000. The debenture carries an interest rate of 10% per annum and matures on April 30, 2009. At any time prior to the maturity date, the Company will be able to convert all or parts of the principal amount and the unpaid interest into units of Desert Gold at a price of $0.50 per unit. Each unit will consist of one common share and one common share purchase warrant. Each warrant will allow the Company to purchase one common share of Desert Gold at a price of $0.60 for a period of 6 months from the date of the issue of such warrants.

The debenture of Desert Gold is classified as short-term investment held-for-trading in accordance to Section 3855 of the CICA Handbook, and has been adjusted to fair value in these financial statements based on the December 31, 2008 estimated fair value of 1,016,666 common shares of Desert Gold ($305,000) and 1,016,666 warrants of that company at a fair value, estimated utilizing the Black-Scholes valuation formula, of $15,000.

5.	EQUIPMENT

				December	December
		December 31,		31,	31,
		2008		2007	2006
	Cost	Accumulated	Net	Net	Net
		Amortization

Furniture and fixtures	$3,414	$1,549	$1,865	$2,305	$2,752
Computer equipment	9,384	5,720	3,664	1,771	2,829
Computer software	738	166	572	-	-
Leasehold improvements	2,522	1,366	1,156	1,577	1,892
	$16,058	$8,801	$7,257	$5,653	$7,473

6.	MINERAL PROPERTY

Moly Project - Atlin, BC

In October 2008, the Company entered into an agreement with TJJ Holdings Inc., whereby TJJ Holdings Inc. agreed to sell to the Company all the interest in the mineral claims. These mineral claims were acquired for $295,612.

The Company owns 22 mineral claims comprising approximately 15,000 acres located near Gladys Lake in the Atlin Mining District, British Columbia.

7.	OIL AND GAS PROPERTY

Alexander Prospect, Alberta

In February 2007, the Company entered into an agreement with Arctos Petroleum Corp.

(“Arctos”) whereby Arctos agreed to sell to the Company an interest in the Alexander property in consideration for $150,000.

The Company holds a 30% working interest in 64 gross hectares (19.2 Net Ha) of rights in this property which includes the producing Ellerslie/Wabamun oil well at 6-7-57-1W5 and a 40% interest in an oil battery at 3-7-57-1W5. The Company is in a non-participation penalty position on both the well and battery and does not currently receive production or fee revenues from these assets.

8.	RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and management represents that they have occurred on a basis consistent with those involving unrelated parties, and accordingly that they are measured at fair value.

	a)	During the year ended December 31, 2008, a company controlled by the President charged the Company $45,000 in management and administrative fees and $45,000 in rental expense (2007 - nil). At December 31, 2008 the Company owes $52,500 for these expenses (2007 - nil).

	b)	During the year ended December 31, 2008, the Company owed $22,441 (2007- $22,441) to the company controlled by the spouse of the Company’s president.

9.	COMMITMENTS

The Company has agreed to pay companies controlled by directors of the Company $10,700 per month for management and administrative services and rental expense through to December 31, 2009.

10.	SHARE CAPITAL

	a)	The authorized share capital of the Company consists of an unlimited number of common shares.

Issued:
	2008		2007		2006
	Number		Number		Number
	of Shares	$	of Shares	$	of Shares	$
Balance, beginning of year	7,293,368	2,216,302	9,216,843	1,830,287	4,216,843	1,174,911
Exercise of warrants	5,250,000	347,188	1,000,000	132,420	-
Private placement	-	-	5,250,000	254,604(b)	5,000,000(a)	655,376
Treasury order	4	-	-	-	-	-
Share Consolidation	-	-	(8,173,475) (c)	-	-	-
Share Subscription
Receivables	-	-	-	(1,009)	-
Balance, end of year	12,543,372	2,563,490	7,293,368	2,216,302	9,216,843	1,830,287

(a) Net of share issue costs of $3,091
(b) Net of share issue costs of $22,441
(c) On July 11, 2007, the Company consolidated its share capital on a 5:1 basis. The loss per share at December 31, 2006 and 2005 has been adjusted to reflect this change.

10	SHARE CAPITAL (continued)

	b)	Stock Options

The Corporation has an incentive stock option plan authorizing the Company to issue incentive stock options to directors, officers, employees and consultants of the Company. No specific vesting terms are required. The option price shall be no less than the fair market value of the Company’s shares on the date of the grant.

The following is a summary of the changes in the Company’s outstanding stock options for 2008, 2007, and 2006.

	2008		2007		2006
		Weighted	Number	Weighted	Number	Weighted
		Average	of	Average	of	Average
	Number	Exercise	Shares	Exercise	Shares	Exercise
	of Shares	Price		Price		Price
		$		$		$

Balance at the beginning of year	-	-	402,333.96		414,000	1.12
Expired/Cancelled/
Consolidated	-	-	(402,333)	.96	(11,667)	1.31
Outstanding at the end of fiscal year.	-	-	-	-	402,333.96

As at December 31, 2008 & 2007 there were no stock options outstanding.

c)	Warrants

The following is a summary of Company’s outstanding warrants as of December 31, 2008.

		Weighted
	Number of	Average Exercise
	Shares	Price
		$
Balance at December 31, 2005	-	-
Granted	5,000,000	0.16
Balance at December 31, 2006	5,000,000	0.16	(1)
Exercised	(1,000,000)	0.16	(1)
Consolidated	(3,200,000)	0.68	(1)
Granted	5,250,000	0.07
Balance at December 31, 2007 (2)	6,050,000	0.67
Exercised	(5,250,000)	0.66
Cancelled/Expired	(800,000)	0.75

Balance at December 31, 2008 (3)	-	-

(1) Adjusted for the 5:1 share consolidation on July 11, 2007.
(2) At December 31, 2007 the weighted average remaining life of warrants outstanding is 1.42 years.
(3) As at December 31, 2008 there were no warrants outstanding.

11.	INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

	2008	2007
	$	$
Net loss before income taxes	(305,762)	(23,333)

Expected income tax recovery	(94,786)	(6,066)

Net adjustment for deductible, and non-deductible amounts	56,989	1,364

Changes in valuation allowance	37,797	7,430
Total income taxes	-	-

The significant components of the Company’s future income tax assets are as follows:

	2008	2007
	$	$
Future Income tax assets:

Equipment tax pool in excess of carrying value	10,440	1,973
Non-capital loss carry forwards and share issue costs	233,078	197,046
Oil & gas and mineral properties	(7,800)	-
Investments taxable temporary difference	48,967	-
	284,685	199,019
Valuation allowance	(284,685)	(199,019)
Net future tax assets	-	-

The Company has accumulated non-capital losses of $879,795

Year of expiry	$

2010	183,120
2014	275,873
2015	159,848
2026	110,450
2027	28,576
2028	121,928
879,795

Subject to certain restrictions the Company also has equipment and resource expenditures of approximately $463,026 (2007 – $163,243) available to reduce taxable income in future years. The Company has not recognized any future benefits for these amounts, as it not considered likely that they will be utilized.

12.	ACCOUNTING FOR FINANCIAL INSTRUMENTS

	(b)	Fair values

The Company’s financial instruments include cash and cash equivalents, accounts receivable, short-term investments, accounts payables and accrued liabilities, and due to related parties. The fair value of these financial instruments equals their carrying value, due to the short-term nature of these instruments. All financial instruments are classified as “held for trading” for accounting purposes.

	(a)	Currency risk

The Company’s US currency transactions make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company attempts not invest in foreign currency contracts and or transactions to mitigate the risks.

	(b)	Credit risk

The Company’s cash is held in large Canadian financial institutions and short-term investments are held in Canadian publically traded company. Short-term investments are composed of unsecured convertible debenture issued by the Canadian publically traded company. The investment matures over the current operating period. The Company’s accounts receivable consists primarily of goods and services tax due from the federal government of Canada.

	(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. Accounts payable and accrued liabilities are due within the current operating period.

	(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments is limited because these investments, although available for sale, are withdrawn with interest as needed.

13.	MANAGEMENT OF CAPITAL RISK

The Company manages its cash and cash equivalents, common shares, stock options and warrants as capital (see Note 10). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities 365 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources to be sufficient to carry its exploration plans and operations through 2009.

14.	DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP. Material variations in the accounting principles, practices and methods used in preparing theses financial statements from principles, practices and methods accepted in the United States (“U.S. GAAP”), and that impact financial statement line items, are described below.

Mineral property interests and deferred exploration costs

Under Canadian GAAP, costs to acquire property rights and related exploration costs incurred on those properties may be deferred and subsequently carried at cost prior to the Company having obtained the necessary data to complete a positive feasibility study, including the preparation of a cash flow projection in respect to the recoverability of those cost. Accordingly, while the Company’s projects remain at a pre-feasibility stage of development, management has elected under Canadian GAAP to defer all costs incurred on them until a property is abandoned, sold, or upon management determining there to be an impairment in value. Under U.S GAAP, prior to the point in time that a positive feasibility report has been completed in respect to a property, such costs must be expensed as incurred.

14.	DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

		2008	2007	2006
a)	Assets
	Unproven mineral rights costs
	Unproven mineral rights costs under Canadian GAAP	295,612	-	-
	Less unproven mineral rights costs	(295,612)	-	-
	Unproven mineral rights costs under U.S.
	GAAP	-	-	-

b)	Operations
	Net loss under Canadian GAAP	(305,762)	(23,333)	(109,763)
	Unproven mineral rights costs expensed under U.S. GAAP	(295,612)	-	-
	Net loss under U.S. GAAP	(601,374)	(23,333)	(109,763)

c)	Deficit
	Closing deficit under Canadian GAAP	(2,418,656)	(2,112,894)	(2,089,561)
	Adjustment to deficit for accumulated unproven mineral rights expensed under U.S. GAAP	(295,612)	-	-
	Closing deficit under U.S. GAAP	(2,714,268)	(2,112,894)	(2,089,561)

d)	Cash Flows - Operating Activities
	Cash applied to operations under Canadian GAAP	(212,623)	(29,590)	(95,040)
	Add net loss following Canadian GAAP	305,762	23,333	109,763
	Less net loss under U.S. GAAP	(601,374)	(23,333)	(109,763)
	Cash applied to operations under U.S. GAAP	(508,235)	(29,590)	(95,040

e)	Cash Flows - Investing Activities
	Cash applied under Canadian GAAP	(799,782)	(150,000)	(2,841)
	Add unproven mineral right costs expensed under U.S. GAAP	295,612	-	-
	Cash applied under U.S. GAAP	(504,170)	(150,000)	(2,841)

	Net loss for the year under U.S. GAAP	(601,374)	(23,333)	(109,763)
	Weighted average number of shares outstanding	8,702,960	4,188,847	1,843,368
	Basic and fully diluted loss per share under U.S. GAAP	(0.07)	(0.01)	(0.06)

15.	SUBSEQUENT EVENTS

	a)	On March 2, 2009 the Company entered into subscription agreement with purchasers whereby the Company will issue a total of up to 3,750,000 units, each unit will be comprised of one common share of the company and one share purchase warrant at a price of US$0.10 per unit for gross proceeds of US$375,000. Each warrant entitles the holder thereof upon due exercise to acquire one additional commons shares of the Company for a period of 2 year from closing at an exercise price of US$0.13 per share.

	b)	On April 9, 2009, in accordance with terms of the Stock Option Plan, the Company granted 1,250,000 stock options, which are exercisable at the price of US$0.15 per share, for period of 5 years.

	c)	Company is trading in Canadian currency as of April 27, 2009.

SCHEDULE "J"

QMI MANUFACTURING REPRESENTATION AGREEMENT

ARRIS RESOURCES INC.

QMI MANUFACTURING INC.

REPRESENTATION AGREEMENT

This agreement is effective September 28, 2009 and is by and between:

QMI Manufacturing Inc.

202 – 11 Burbidge Street,

Coquitlam, British Columbia, V3K 7B2 Canada   (Hereinafter "Principal")

And

Arris Resources Inc.

1250 West Hastings Street

Vancouver, BC V6E 2V4 CNSX: AAS

Tel: 604-687-0879 Fax: 604-408-9301   (Hereinafter "Distributor")

RECITALS

WHEREAS, "Principal", Manufactures Electronic Earthquake Control Monitoring Systems, and other Security Systems as listed in Appendix A (hereinafter "Product"), and sells, distributes, and supplies these products to various distribution market and utilities exclusively.

WHEREAS, "Distributor", desires to be the EXCLUSIVE independent Distributor for the solicitation of sales of the Products, and Principal desires to appoint the Distributor as Exclusive Distributor for the solicitation of sales of the products.

AGREEMENT

1.

Appointment of Exclusive Distributor Principal hereby appoints and Distributor hereby accepts the appointment as Principal’s exclusive Distributor for the solicitation of sales of QMI Manufacturing Inc.’s Products for the Territory of India (hereinafter referred to as “Territory”).  Any other Territory may be amended to this Agreement upon written request and permission given to be approved by both parties.

2.

Term of Agreement This Agreement shall continue in full force and effect for the period beginning from the Effective Date of this Agreement. This agreement will remain in force unless terminated by either party or as in breech of this agreement and such default continues after sixty (60) days written notice from the non-defaulting party. To the defaulting party stating the particulars of such default.

3.

Distributor’s Duties and Obligations

a)-Promote Product and solicit orders for sales of QMI Manufacturing Inc.'s Electronic Earthquake Control Monitoring Systems and related products in its Territory.

b)-Furnish engineering services including but not limited to reviewing and evaluating the requirements for the products and participating in the selection and designation of the proper products and specifications thereof

c)-Furnish proper technical services to all users of the Products located or installed in the Territory, including but not limited to, assistance in connection with the start-up, check out and calibration of Products, the diagnosis of user inquires concerning Products and the servicing of deficiencies in, and the performance of warranty obligations on the products in the manner specified from time by Principal.

d)-Maintain in the Territory suitable premises, equipment and current technical and promotional literature for the Products; and employ sufficient and suitably qualified and trained technical engineering and other competent personnel necessary to carry out the duties of the Distributor under this Agreement. Distributor and its personnel shall maintain a working knowledge and familiarity with the Products, including associated services and attend training sessions as appropriate to maintain such knowledge and familiarity.

e)-Keep Principal fully informed of commercial and market conditions within the Territory and of the activities of customers and competitors and regularly covers the trade and industry for the purposes of furthering sales of the Products.

f)- The Distributor's responsibility is only to market the Principle's product.

g)- Aided by all laws, electrical and plumbing codes, laws and government rules and regulations applicable to Distributor.

h)- All orders are FOB Coquitlam, British Columbia

4.

Shipping Procedure Method of Shipment will depend on the Distributor's choice. All transportation costs, insurance, duties, taxes and any other unforeseen shipping expenses shall be borne by the Customer from the factory shipment point.

5.

Placement of Orders and Terms of Payment Distributor should send a signed faxed order on Distributor’s letterhead with the original order to be mailed to the Principal.  If the Distributor finds it is necessary, the products may be invoiced directly by Principal  (if the Principal agrees), to the customers.  In such cases, the difference of the prices agreed by the Distributor shall be reimbursed by the Principal.

6.

Product Warranty QMI warrants its Products to be free from defects in material and workmanship under the same 1-year warranty applicable in Canada and the USA.  QMI does not warranty any problems with the product that can and will arise with improper installation.

7.

Confidentiality Distributor agrees to keep confidential and not disclose to any third party any of the Principal's designated proprietary information supplied by the Principal in connection with this Agreement either written, oral, computer generated or published. Confidential information shall be stamped and signed as CONFIDENTIAL.

8.

Trademarks And Trade Names and Patents

a.)- Distributor acknowledges the validity of the trademarks and trade names and patents which arc the exclusive property of QMI Manufacturing Inc. which designates and identities the Products and further acknowledges that Principal or its subsidiaries or affiliates are the exclusive owners of such marks and names and patents and agrees not to copy any of QMI Manufacturing Inc.'s products.

b)- On its letterheads, business cards, invoices, statements, etc. Distributor or sales office may identify itself as the Distributor of the Principal.

c)- Distributor agrees that it will never use any trademark or trade name of Principal or its subsidiaries or affiliates or any simulation of such marks or names as a part of Distributor's corporate or other trading name or designation of any kind without permission of Distributor.

9.

Governing Law. Entire Agreement

The validity, interpretation and performance of this Agreement and any dispute connected herewith shall he governed and construed in accordance with the laws of the Province of British Columbia and in accordance with the rules of the of British Columbia Supreme Court. The Agreement constitutes the full understanding of the parties, a complete allocation of risks between them and complete and exclusive statements of the terms and conditions of their agreement. This Agreement cancels and supercedes all existing contracts and arrangements by and between Principal and the Distributor for the representation of Principal. Except as specifically provided in this Agreement, no conditions, usage of trade, course of dealing of performance, understanding or agreement purporting to modify, vary, explain or supplement the terms and conditions of this Agreement shall be binding unless hereafter made in writing and signed. by the party to he bound, and no modifications shall be affected by the acknowledgement terms and conditions at variance with or in addition to those set forth herein.

No waiver by either Principal or Distributor with respect to any breach or default or any right to remedy and no course of dealing, shall be deemed to constitute a continuing waiver of any other breach or default or any other right or remedy, unless such waiver be expressed in writing signed by the party to be hound. If any term or condition of this Agreement or the application thereof is judicially or otherwise determined to be invalid or unenforceable, the remainder of this Agreement and the application thereof shall not be affected and shall remain in full force and effect.

10

Attachments To This Agreement

The attachments are:

1 – Appendix A. – All Products

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the day and year first above written by their respective authorized officials.

For “Principal” QMI Manufacturing Inc.

Raymond Wood, President and CEO

	Dated	Oct 8, 2009

For the “Distributor”
	Dated	Oct 8, 2009

Appendix A – Products for Distribution

1.       Seismic Sensor 2700

Sale to Market:

 $400

Cost to Arris:

 $200

Number of Units (year 1): 1,000

Number of Units (year 2): 2,000

Number of Units (year 3): 3,000

2.       RF Quake

Sale to Market:

$210

Cost to Arris:

$105

Number of Units (year 1): 1,000

Number of Units (year 2): 2,000

Number of Units (year 3): 3,000

3.       Watch Dog

Sale to Market:

$90

Cost to Arris:

$45

Number of Units (year 1): 1,000

Number of Units (year 2): 2,000

Number of Units (year 3): 3,000

Senior Service Agreements:  Training for Arris and on call rates.

SCHEDULE "K"

INTERIM FINANCIAL STATEMENTS

OF ARRIS RESOURCES INC.

AS AT SEPTEMBER 30, 2009

ARRIS RESOURCES INC.

ARRIS RESOURCES INC.

(FORMERLY BASSET VENTURES INC.)

Consolidated Financial Statemetns

UNAUDITED - Prepared by Management

(Expressed in Canadian Dollars)

September 30, 2009

ARRIS RESOURCES INC. (Formerly Basset Ventures Inc.)

Consolidated Balance Sheets

UNAUDITED – Prepared by Management

(Stated in Canadian Dollars)

	September 30, 2009	December 31, 2008

Assets

Current
Cash and cash equivalents	$106,621	$99,366
Accounts receivable	5,005	1,353
Prepaid expenses	-	18,655
Short term investment (note 4)	-	320,000
Marketable securities (note 5)	1,184,000	-
	1,295,626	439,374

Equpiment (note 6)	4,909	7,257
Mineral property (note 7)	295,612	295,612
Oil and gas property (note 8)	150,000	150,000
	$1,746,147	$892,243

Liabilities

Current
Accounts payable and accrued liabilities	$32,345	$2,094
Due to related parties (note 9)	22,441	74,941
	54,786	77,035

Shareholder' Equity

Share capital (note 11)	2,846,046	2,563,490
Contributed Surplus (note 11)	811,980	670,374
Accumulated other comprehensive income	543,485
Deficit	(2,510,150)	(2,418,656)
	1,691,361	815,208

	$1,746,147	$892,243

Nature of continuance of operations (note 1)
Commitments and contingencies (note 10)
Subsequent events (note 12 )

Approved by the Board of Directors:

“Lucky Janda”	“Harprett Janda”
Director	Director

The Accompanying notes are an integral part of these consolidated financial statements

ARRIS RESOURCES INC. (Formerly Basset Ventures Inc.)

Consolidated Statements of Operations and Comprehensive Income (Loss)

UNAUDITED – Prepared by Management

(Stated in Canadian Dollars)

	For three monthsended September 30,		For nine monthsended September 30,
	2009	2008	2009	2008

Expenses
Abandonment cost				27,429
Amortization	$782	$542	$2,348	$1,765
Bank chargesand interest	72	175	429	464
Foreign exchange loss (gain)	-	(26,437)	(1,148)	(32,360)
Management, consulting and administrative	15,000	26,967	50,000	36,717
Office	459	630	1,502	747
Professional fees	-	15,193	-	17,660
Rent	15,000	27,000	50,000	48,690
Research and property cost	3,615		18,313
Stock based Compensation	-	-	146,288	-
Travel	-	3,533	-	6,033
Trust and filing fees	22,608	3,653	41,518	13,496
Lossfromoperations	(57,536)	(51,256)	(309,250)	(120,641)
Other items
Gain on redemption of short term
investment	217,756	-	217,756	-
Interest income	-	4,740	-	14,150
Net income (loss) for the period	160,220	(46,516)	(91,494)	(106,491)

Other Comprenhensive Income (loss)
Net income (loss) for the period	160,220	(46,516)	(91,494)	(106,491)
Unrealized gain (losses) on markatable securities	543,485	-	543,485	-
Comprehensive income (loss)	703,705	(46,516)	451,991	(106,491)

Net income (loss) for the period	160,220	(46,516)	(91,494)	(106,491)
Deficit, beginningof period	(2,670,370)	(2,172,869)	(2,418,656)	(2,112,894)
Deficit, end of period	$(2,510,150)	$(2,219,385)	$(2,510,150)	$(2,219,385)

Basic and diluted lossper common share	$(0.00)	$(0.00)	$(0.02)	$(0.01)

The Accompanying notes are an integral part of these consolidated financial statements

ARRIS RESOURCES INC. (Formerly Basset Ventures Inc.)

Consolidated Statements of Cash Flows

UNAUDITED – Prepared by Management

(Stated in Canadian Dollars)

	For three months ended		For nine months ended
	2009	2008	2009	2008

Cash provided by (used for):

Operating Activities
Net loss for the year from continuing operations	$160,220	$(46,516)	$(91,494)	$(106,491)
Adjustment for itemswhich do not involve cash:
Amortization	783	542	2,348	1,765
Stock based compensation	-	-	146,288	-
Gain on redemption of short term securities	(217,755)		(217,756)
	(56,752)	(45,974)	(160,614)	(104,726)
Net changesin non-cash working capital:
Amounts receivable	(2,120)	(352)	(3,652)	(2,210)
Prepaid expenses	-	(936)	18,655	(936)
Due to related parties	-	(264)	(52,500)	(264)
Accountspayable and accrued liabilities	107	9,463	30,251	26,304
	(58,765)	(38,063)	(167,860)	(81,832)

Investing Activities
Purchase of equipment	-	(1,471)	-	(4,170)
Redemption of short term investment	562,755		562,755
Purchase of marketable securities	(640,515)		(640,515)
Short term investment		-	(25,000)
	(77,760)	(1,471)	(102,760)	(4,170)

Financing Activities
Commitment to issue shares	-	-	-	341,250
Exercise of warrants	6,451		6,451
Common shares issued for cash, net of issuing cost		-	271,425	-
	6,451	-	277,876	341,250

Increase in cash and cash equivalent	(130,074)	(39,534)	7,256	255,248
Cash and cash equivalents - beginning of period	236,695	1,059,365	99,366	764,583
Cash and cash equivalents - end of period	$106,621	$1,019,831	$106,622	$1,019,831

The Accompanying notes are an integral part of these consolidated financial statements

ARRIS RESOURCES INC. (Formerly Basset Ventures Inc.)

Notes to Consolidated Financial Statements

UNAUDITED – Prepared by Management

(Stated in Canadian Dollars)

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in the Province of British Columbia, Canada and currently holds an interest in an oil and gas project in Alberta, Canada and an interest in 22 mineral claims located in the Atlin Mining District in Atlin, BC, as well as certain marketable securities. These consolidated financial statements include the accounts of Arris Resources Inc. and its wholly-owned inactive subsidiaries, Arris Oil & Gas Inc., Arris Minerals Inc. and Incana Investment Inc.

On June 13, 2007, the Company changed its name from Bassett Ventures Inc. to Arris Resources Inc.

The financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will continue to realize its assets and liabilities in the normal course of business. Realization values may be substantially different from carrying values as shown in these financial statements should the Company be unable to continue as a going concern.

As at September 30, 2009, the Company has a working capital of $1,240,840, which consists of cash and cash equivalent of $106,621 and marketable securities of $1,184,000; as at December 31, 2008, the working capital was $362,339. The Company has an accumulated operating deficit of $2,510,150 (December 31, 2008 - $2,418,656). The Company’s ability to meet its obligations and maintain operations is contingent upon the Company’s ability to receive continued financial support from its shareholders and to issue equity on terms acceptable to the Company or to generate profitable operations in the future.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP).

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses incurred during the periods.  Actual results could differ from those estimated.

Mineral Properties

The cost of unproven mineral rights and their related direct exploration costs are deferred until the   properties are placed into production, sold or abandoned.  These deferred costs will be amortized on the unit-of-production basis over the estimated useful life of the properties following the commencement of production, or written-off if the properties are sold, allowed to lapse or abandoned.

ARRIS RESOURCES INC. (Formerly Basset Ventures Inc.)

Notes to Consolidated Financial Statements

UNAUDITED – Prepared by Management

(Stated in Canadian Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral Properties (continued)

Cost includes any cash consideration and the fair market value of any shares issued on the acquisition of mineral right interests.  Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made.  The recorded amounts of property acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its mineral rights on a periodic basis and will recognize impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property.  Management’s assessment of the property’s estimated current fair market value is also based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.  Administrative costs are expensed as incurred.

Oil and Gas Properties

Oil and natural gas properties are accounted for using the successful efforts method of accounting. Geological and geophysical costs are expensed in the period in which they are incurred and costs of drilling an unsuccessful well are expensed when it becomes known the well did not result in a discovery of proven reserves or where one year has elapsed since the completion of drilling and efforts to establish proved reserves are not practical. All other costs of exploring and developing proven reserves are capitalized as oil and gas properties.

Oil and gas properties are depleted using the unit-of-production method. Unit-of-production rates are based on proven developed reserves, which are reserves estimated to be recovered from existing facilities using current operating methods. Unproved properties are not subject to depletion.

Oil and gas properties are assessed, at least annually, for impairment to ensure that the carrying value of the property on the balance sheet is recoverable. If a property's carrying value exceeds the sum of undiscounted future cash flows resulting from its use and eventual disposition, its value is impaired. An impairment loss is recognized for the amount by which the carrying value exceeds its recoverable amount. This loss is charged to depletion expense.

Fair value of financial instruments

The Company’s financial instruments consist of current assets and current liabilities the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

Share capital

Share capital issued for non-monetary consideration is recorded at its fair market value based on its trading price on the TSX Venture Exchange on the date the agreement to issue the shares was entered into as determined by the Board of Directors of the Company.  Costs incurred to issue shares are deducted from share capital.

ARRIS RESOURCES INC. (Formerly Basset Ventures Inc.)

Notes to Consolidated Financial Statements

UNAUDITED – Prepared by Management

(Stated in Canadian Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of amortization

Equipment is recorded and amortized on a declining-balance basis at an annual rate of 55% for computer equipment, 100% for software and 20% for office furniture.

Flow-through shares

The Company may issue securities referred to as flow-through shares, whereby the investor may claim the tax deductions arising from the expenditure of the proceeds.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate), and share capital is reduced.  Previously unrecognized tax assets may then offset or eliminate the liability recorded.

Asset Retirement Obligation

The fair value of a liability for an asset retirement obligation is recognized on an undisclosed cash flow basis when a reasonable estimate of the fair value of the obligation can be made. The asset retirement obligation is recorded as a liability with corresponding increases to the carrying amount of the related long –lived asset. Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period to period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation. As at September 30, 2009, the company does not have any asset retirement obligations.

Stock-based compensation

The Company records compensation expense for stock options granted at the time of their vesting using the fair value method which requires that all stock option-based awards made to consultants and employees be recognized in these financial statements.

Consideration received on the exercise of stock options and compensation options and warrants is recorded as share capital.  The related contributed surplus originally recognized when the options were granted, is transferred to share capital.

Future income taxes

The Company accounts for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.  Such an allowance has been applied to all potential income tax assets of the Company

ARRIS RESOURCES INC. (Formerly Basset Ventures Inc.)

Notes to Consolidated Financial Statements

UNAUDITED – Prepared by Management

(Stated in Canadian Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Environmental expenditures

The operations of the Company have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs.  The overall future impact of such regulations is neither determinable nor predicable at the present time.  The Company’s policy is to meet or, if possible, surpass environmental standards set by relevant legislation by the application of technically proven and economically feasible measures.

Expenditures that relate to ongoing environmental and reclamation programs are charged against operations as incurred or capitalized and amortized depending on their expected future economic benefit.  Estimated future removal and site restoration costs will be recognized when the ultimate liability is reasonably determinable, and will be charged against operations over the estimated remaining life of the related business operations, net of expected recoveries.

Loss per common share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The company follows the treasury stock method in the calculation of diluted earnings per share for the current year. Under this method, the weighted average number of common shares included the potential net issuance of common share of “in-the-money” options and warrants assuming the proceeds are used to repurchase common shares at the average market price during the period, if dilutive. The effect of potential issuances of shares under options and warrants would be anti-dilutive if a loss is reported and, therefore basic and diluted loss per share is same for the previous years.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and short term notes and bank deposits with an original maturity of three months or less.

3.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2008, the Company prospectively adopted the following new accounting standards and related amendments to other standards on financial instruments issued by the CICA. Accordingly, prior periods have not been restated.

Assessing Going Concern, Section 1400

This section was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern (see Note 1).  Adoption of this standard did not have any material effect on the financial statements.

ARRIS RESOURCES INC. (Formerly Basset Ventures Inc.)

Notes to Consolidated Financial Statements

UNAUDITED – Prepared by Management

(Stated in Canadian Dollars)

3.

CHANGES IN ACCOUNTING POLICIES (continued)

Capital Disclosures, Section 1535

This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.  This standard is effective for the Company for interim and annual periods relating to fiscal years beginning on or after January 1, 2008.  The Company has adopted this standard.

Financial Instruments – Disclosure, Section 3862

Presentation, Section 3863

These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation.  They increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value.  In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments including specified minimum disclosures about credit risk, liquidity risk and market risk.  The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.  This standard is effective for the Company for interim and annual periods beginning on or after January 1, 2008.  The Company has expanded its disclosures to incorporate the additional requirements.

New Accounting Pronouncements

The CICA has issued new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning on or after January 1, 2009.  The Company will adopt the requirements on the date specified in each respective section and is considering the impact this will have on the consolidated financial statements.

i.

Goodwill and Intangible Assets – Section 3064

This new standard replaces the former CICA 3062 – Goodwill and establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  The Company does not expect that the adoption of this new Section will have a material impact on its financial statements.  This section is effective for interim and annual financial statements for years beginning on or after January 1, 2009.

ARRIS RESOURCES INC. (Formerly Basset Ventures Inc.)

Notes to Consolidated Financial Statements

UNAUDITED – Prepared by Management

(Stated in Canadian Dollars)

3.

CHANGES IN ACCOUNTING POLICIES (continued)

ii.

Business combinations – Section 1582, Consolidated financial statements – Section 1601 and Non-controlling interests – Section 1602

These sections replace the former CICA 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No. 141(R), Business Combinations and No. 160 Non-controlling Interests in Consolidated Financial Statements. Section 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Section 1601 and 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

iii.

International Financial Reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles.  The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4.

SHORT TERM INVESTMENT

a)

On October 31, 2008, the Company subscribed for an unsecured convertible debenture of Desert Gold Ventures Inc. (“Desert Gold”), in the principal amount of $500,000. The debenture carries an interest rate of 10% per annum and matures on April 30, 2009. At any time prior to the maturity date, the Company will be able to convert all or parts of the principal amount and the unpaid interest into units of Desert Gold at a price of $0.50 per unit. Each unit will consist of one common share and one common share purchase warrant. Each warrant will allow the Company to purchase one common share of Desert Gold at a price of $0.60 for a period of 6 months from the date of the issue of such warrants.

The debenture of Desert Gold is classified as short-term investment held-for-trading in accordance to Section 3855 of the CICA Handbook, and has been adjusted to fair value in these financial statements based on the December 31, 2008 estimated fair value of 1,016,666 common shares of Desert Gold ($305,000) and 1,016,666 warrants of that company at a fair value, estimated utilizing the Black-Scholes valuation formula, of $15,000.

b)

On May 11, 2009, the Company advanced a further $25,000 as a short term loan to Desert Gold, bearing 10% interest per annum, due August 9, 2009

c)

On July 31, 2009, Desert Gold repaid $562,756.  The Company recognized a gain on redemption of $217,756 since the Company recognized a write-down of investment of $188,333 during the fiscal year ended December 31, 2008 on its investment to Dessert Gold.

ARRIS RESOURCES INC. (Formerly Basset Ventures Inc.)

Notes to Consolidated Financial Statements

UNAUDITED – Prepared by Management

(Stated in Canadian Dollars)

5.

MARKETABLE SECURITIES

a)

During the nine months ended September 30, 2009, the Company acquired 2,800,000 common shares of Ona Power Corp. (CNSX: “OPO”), plus common share purchase warrants to purchase up to an additional 2,800,000 common shares at a price of $0.20 until August 20, 2011, at a gross cost of $420,000.  As a result of this acquisition, the Company held approximately 14.9% of the issued and outstanding common shares of OPO as at August 20, 2009.  Assuming the exercise of the 2,800,000 warrants, the Company would then hold approximately 29.8% of the then issued common shares of OPO (assuming no other warrant or option exercise).  Management determined that the value of the warrants to be nil.  OPO is considered to be a related party as a result of certain common directors.

As at September 30, 2009, the quoted market value of OPO common shares was $0.36 per share, or a total market value for the Company’s share of $1,008,000.

b)

During the nine months ended September 30, 2009, the Company acquired 440,000 common shares of Maxtech Ventures Inc (TSXV: “MVT”) at a gross cost of $220,515.

As at September 30, 2009, the quoted market value of MVT common shares was $0.40 per share, or a total market value for the Company’s share of $176,000.

c)

The carrying values of the investments were increased or decreased to their fair value at September 30, 2009, with the corresponding increase or decreased reflected in the adjustments to other comprehensive income.  Fair value adjustments for the nine months ended September 30, 3009 amounted to $543,485 recorded as comprehensive income.

		Market value as at
	Acquisition Cost	September 30, 2009

OPO Shares	$420,000	$1,008,000
MVT Shares	220,515	176,000

	$640,515	$1,184,000

6.

EQUIPMENT

				December
		September 30,		31,
		2009		2008
	Cost	Accumulated	Net	Net
		Amortization

Furniture and fixtures	$3,414	$1,813	$1,601	$1,865
Computer equipment	9,385	7,059	2,326	3,664
Computer software	738	595	143	572
Leasehold improvements	2,522	1,683	839	1,156
	$16,059	$11,150	$4,909	$7,257

ARRIS RESOURCES INC. (Formerly Basset Ventures Inc.)

Notes to Consolidated Financial Statements

UNAUDITED – Prepared by Management

(Stated in Canadian Dollars)

7.

MINERAL PROPERTY

Moly Project - Atlin, BC

In October 2008, the Company entered into an agreement with TJJ Holdings Inc., whereby TJJ Holdings Inc. agreed to sell to the Company all the interest in the mineral claims. These mineral claims were acquired for $295,612.

The Company owns 22 mineral claims comprising approximately 15,000 acres located near Gladys Lake in the Atlin Mining District, British Columbia.

8.

OIL AND GAS PROPERTY

Alexander Prospect, Alberta

In February 2007, the Company entered into an agreement with Arctos Petroleum Corp. (“Arctos”) whereby Arctos agreed to sell to the Company an interest in the Alexander property in consideration for $150,000.

The Company holds a 30% working interest in 64 gross hectares (19.2 Net Ha) of rights in this property which includes the producing Ellerslie/Wabamun oil well at 6-7-57-1W5 and a 40% interest in an oil battery at 3-7-57-1W5. The Company is in a non-participation penalty position on both the well and battery and does not currently receive production or fee revenues from these assets.

9.

RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and management represents that they have occurred on a basis consistent with those involving unrelated parties, and accordingly that they are measured at fair value.

a)

During the nine months ended September 30, 2009, a company controlled by the President charged the Company $50,000 in management and administrative fees and $50,000 in rental expense

b)

During the year ended December 31, 2008, the Company owed $22,441 (2007- $22,441) to the company controlled by the spouse of the Company’s president. The balance is outstanding as at September 30, 2009.

ARRIS RESOURCES INC. (Formerly Basset Ventures Inc.)

Notes to Consolidated Financial Statements

UNAUDITED – Prepared by Management

(Stated in Canadian Dollars)

10.

COMMITMENTS

a)

The Company has agreed to pay companies controlled by directors of the Company $10,500 per month for management and administrative services and rental expense through to December 31, 2009.

b)

Subject to approval of the Canadian National Stock Exchange, the Company will transfer to InCana Investments Inc., a wholly-owned subsidiary of the Company, $100,000 and all of the Company's interest in and to the single family residential zoned property located in Surrey, British Columbia, approximately thirty-five kilometers from Vancouver, British Columbia, in exchange for 15,043,372 common shares of InCana (the "InCana Common Shares"), which will be distributed to the Company’s shareholders as at the close of business on July 6, 2009, being the Share Distribution Record Date.  Upon closing of the Arrangement, each of the Company’s shareholders, as of the Share Distribution Record Date, will receive one new common share ("New Share") in the capital of the Company and its pro-rata share of the InCana Common Shares to be distributed under the Arrangement for each currently held share of the Company.

11.

SHARE CAPITAL

a)

The authorized share capital of the Company consists of an unlimited number of common shares.

During the nine months ended September 30, 2009, the Company completed a private placement offering of 2,500,000 units at a subscription price of US$0.10 per unit to eligible investors for total net proceeds of $271,425 (US$225,000).  Each unit consists of one share of common stock and one warrant, whereby each warrant entitles the holder to purchase one additional share of common stock at a pre-determined price of $0.16 (US$0.13) on or before April 20, 2011.

Issued:

	September 30, 2009		December 31, 2008
	Number		Number
	of Shares	$	of Shares	$
Balance, beginning of period	12,543,372	2,563,490	7,293,368	2,216,302
Exercise of warrants	-	-	5,250,000	347,188
Private placement	2,500,000	2,834,915	-	-
Treasury order	-	-	4	-
Exercise of options	40,000	11,132	-	-

Balance, end of period	15,083,372	2,846,047	12,543,372	2,563,490

b)

Stock Options

The Company has an incentive stock option plan authorizing the Company to issue incentive stock options to directors, officers, employees and consultants of the Company.  No specific vesting terms are required.  The option price shall be no less than the fair market value of the Company’s shares on the date of the grant.

ARRIS RESOURCES INC. (Formerly Basset Ventures Inc.)

Notes to Consolidated Financial Statements

UNAUDITED – Prepared by Management

(Stated in Canadian Dollars)

11.

SHARE CAPITAL (continued)

On April 7, 2009, the Company granted 1,250,000 incentive stock options to various officers, directors and consultants at an exercise price of $0.18 (US$0.15) per share expiring on April 7, 2009, vested immediately upon the date of grant.  Accordingly, using the Black-Scholes option pricing model, the stock options are recorded at fair value in the consolidated statements of operations.  Total stock-based compensation recognized was $146,288 and fair value of each option was $0.12, assuming risk-free interest rate of 2.5%, expected life of 5 years, annualized volatility of 106% and dividend rate of 0%.  This amount was also recorded as contributed surplus on the consolidated balance sheets.

The following is a summary of the changes in the Company’s outstanding stock options:.

	Nine months Ended September 30, 2009		Year Ended December 31, 2008
	Number	Weighted	Number	Weighted
	of Shares	Average	of	Average
		Exercise Price	Shares	Exercise Price
		$		$

Balance at the beginning of period	-	-	-	-
Granted	1,250,000.18		-	-

Exercised	40,000.18		-	-

Outstanding at the end of period	1,210,000.18		-	-

c)

Warrants

The following is a summary of Company’s outstanding warrants as of September 30, 2009.

		Weighted Average
	Number of Shares	Exercise Price
Balance at December 31, 2008	-	-
Granted (note 10a)	2,500,000.16
Exercised	-	-
Cancelled/Expired	-	-

Balance at September 30, 2009	2,500,000.16

ARRIS RESOURCES INC. (Formerly Basset Ventures Inc.)

Notes to Consolidated Financial Statements

UNAUDITED – Prepared by Management

(Stated in Canadian Dollars)

12.

SUBSEQUENT EVENTS

a)

On October 14, 2009, 2,500,000 share purchase warrants, representing all of the Company’s outstanding share purchase warrants, were exercised for total cash proceed of $356,167 (US$335,500).  As a result, the Company’s common shares outstanding were 17,583,372; and no share purchase warrants outstanding.

b)

On October 15, 2009, the Company entered into an option agreement, whereby the Company can earn up to an undivided 70% interest in the Forecariah Copper Connession, which required the Company to spend a total of $1,000,000 over 4 years in expenditures commencing not later than March 1, 2010, as well as cash payments of $100,000 over 2 years commencing 28 days after signing a formal agreement.